UniCredit Group

CHAMPIONS LEAGUE
UniCredit
official sponsor

File No. 82 - 3185

SEC
Mail Processing
Section

DEC 22 2009

Washington, DC
121

Messrs.
UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
FILING DESK
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
U.S.A.

SUPPL

Milan, December 18th 2009

Unicredito Italiano

Re: Rule 12g3-2 (b) "Home Country Information" exemption

Dear Sirs,

We are pleased to send you, attached, a copy of our "Consolidated quarterly report as at September 30 2009".

With kindest regards, we remain,

Yours faithfully,

UniCredit SpA
Direzione Generale

09047518

dle 1/4

UniCredit Group

Unicredito Italiano


OUR COMMITMENT

Consolidated Interim Report as at September 30, 2009

UniCredit S.p.A
Registered Office: Roma, A. Specchi, 16
General Management: Milan, Piazza Cordusio
Registration number in the Rome Trade and Companies Register, tax Code and VAT No. 00348170101
Entered in the Register of Banks
Parent Company of the UniCredito Italiano Banking Group
Banking Group Register No. 3135.1
Member of the Interbank Deposit Protection Fund
Capital Stock: €8,389,869,514.00 fully paid in

UniCredit Group


OUR COMMITMENT

Consolidated Interim Report as at September 30, 2009



Edina Fajkovic
Croatia

«Commitment means giving your heart, time and dedication at work until everyone is satisfied with the result. Extraordinary results are not possible without my colleagues and I appreciate the opportunity to work with talented people. Together we provide creative and effective business solutions for our customers.»

Massimo Negrini
Italy

«The reason for my commitment? I am a customer, like you.»



Board of Directors and Board of Statutory Auditors

	Board of Directors
Dieter Rampl	**Chairman**
Luigi Castelletti	**First Deputy Chairman**
Farhat Omar Bengdara Vincenzo Calandra Buonaura Fabrizio Palenzona	**Deputy Chairmen**
Alessandro Profumo	**CEO**
Giovanni Belluzzi Manfred Bischoff Enrico Tommaso Cucchiani Donato Fontanesi Francesco Giacomin Piero Gnudi Friedrich Kadrnoska Marianna Li Calzi Salvatore Ligresti Luigi Maramotti Antonio Maria Marocco Carlo Pesenti Lucrezia Reichlin Hans-Jürgen Schinzler Theodor Waigel Anthony Wyand Franz Zwickl	**Directors**
Lorenzo Lampiano	**Company Secretary**
	Board of Statutory Auditors
Giorgio Loli	**Chairman**
Gian Luigi Francardo Siegfried Mayr Aldo Milanese Vincenzo Nicastro	**Standing Auditors**
Massimo Livatino Giuseppe Verrascina	**Alternate Auditors**
KPMG S.p.A.	**External Auditors**
Marina Natale	**Nominated Official in charge of drawing up Company Accounts**

Rosmarie Reiter
Austria

«I help our customers even if I cannot sell them one of our products. A woman who had to help pay a debt for her son could not qualify for credit from us at the time.
So I helped her through asking her son's creditor for a repayment extension and I was able to make her a very happy and satisfied customer!»

Efren Maldonado
Slovenia

«Our commitment = understanding + innovation = financial solutions = customer satisfaction.»



Contents

Notes

The following conventional symbols have been used in the tables:

- **a dash** (-) indicates that the item/figure is inexistent;
- **two stops** (..) o (**n.s.**) when the figures do not reach the minimum considered significant or are not in any case considered significant;
- **"N.A."** indicates that the figure is not available.

Unless otherwise indicated, all amounts are in **millions of euros.**

Introduction

Prefatory Note

General Matters
This Consolidated Interim Report at **September 30, 2009** was compiled under § 154-ter Law 195/07 ("TUF") pursuant to EC Directive 204/109/CE on interim reporting and under IFRS as described in the Note to be found at the end of the Report.

In UniCredit's website the press releases concerning the main events of the period and the presentation to the market of the results for the period are to be found.

General Principles
This Report continues previous years' practice of presenting a condensed Balance Sheet and Income Statement compiled following the principles adopted for the 2008 Accounts and interim reports.
The Report also contains:
- Highlights;
- Condensed Accounts;
- Quarterly Figures;
- Comparison of Q3 2009 / Q3 2008;
- Results by business segment;
- Group Figures 1999 – 2009;
- UniCredit Share;

and:
- Report on Operations;
- Further Information;
- Declaration by the Nominated Official in charge of drawing up the Accounts.

Consolidation Area
In the first nine months of 2009 there were no significant changes. Data has been restated where necessary on a comparable basis to take account of changes in the area of consolidation, scope of operations and reclassification of assets held for disposal under IFRS 5. Changes that occurred between December 2008 and September 2009 refer to thirteen newly included companies in the Bank Austria sub-group, ten in the HVB sub-group and a further two companies.

Changes made to enable proper comparison
Transactions carried out in 2008 made prior-year figures not comparable. In order to make the following tables comparable, **balance-sheet** data relating to the quarters of 2008 have been restated to take account of:
- the completion of Purchase Price Allocation ("PPA") relating to the business combination with the Capitalia group, as presented in the 2008 Accounts and
- the reclassification of the interest in Mediobanca SpA from "Available for sale assets" to "Equity Investments", in line with the noted changes to the governance structure of Mediobanca.

With the same aim of bringing consistency and comparability, 2008 **quarterly results** have been restated following completion of PPA. The Quarterly Figures table published in the 2008 Accounts also comprised the effects of PPA completion.

Please note that, starting from September 2009, results of **private equity** investments have been reclassified from "Net trading, hedging and fair value income" to "Net income from investments"; the published quarterly results for Q1 and Q2 2009 and year 2008 have been adjusted accordingly.

Non-Current Assets and Asset Groups Held for Disposal
The main items reclassified as per IFRS 5 under non-current assets and asset groups held for disposal at September 30, 2009 were stakes in IRFIS Mediocredito della Sicilia SpA.

Reclassified Financial Assets

Segment Reporting

In late 2008 and early 2009, UniCredit Group made certain changes to its organizational model leading to three Strategic Business Areas, viz: (i) Retail Banking, (ii) Corporate & Investment Banking and Private Banking (CIB&PB), and (iii) Global Banking Services (GBS), headed by the three Deputy CEOs. The SBAs are responsible for Business Units, which correspond to the former divisions, with the exception of Asset Management, whose Head, together with the Head of the CEE Divisionalization Program (including Poland's Markets), reports directly to the CEO.

Segment reporting is however by business division, in line with the current practice in management reporting of Group results, as follows: Retail Banking, Corporate & Investment Banking (which consolidates the former divisions Corporate Banking and MIB), Private Banking, Asset Management, Central & Eastern Europe and Poland's Markets. Profit and loss data are given in the items of the reclassified income statement down to operating profit, except for the CEE and Poland's Markets divisions, for which a net profit figure is given.

CIB results are reported for the first time in Q3 2009. In H1 2009 the composition of the business structures changed following transfer of the Asset Gathering business from Private Banking to Retail Banking. Prior-year profit and loss data have been restated to take these changes in scope into account.

EC Regulation 1004 dated October 15, 2008 transposed the changes made to IAS 39 and IFRS 7 "Reclassification of financial assets" by the IASB. These changes applied as from July 1, 2008 and allow, after initial recognition, the reclassification of certain "held for trading" and "available for sale" financial assets.

The following may be reclassified:

- "Held for trading" and "available for sale" financial assets which would have complied with the IFRS definition of loans and receivables (if they had not been recognized as "held for trading" and "available for sale" financial assets on initial recognition), provided that the entity has the intention and ability to hold them for the foreseeable future or to maturity.
- "Only in rare circumstances" held for trading financial assets failed to satisfy the loans and receivables definition on initial recognition and § 2 of the above Regulation noted that "the current financial crisis is considered one of such rare circumstances that may justify the use of this option [sc. reclassification] by the entity".

In H2 2008 and H1 2009 the Group reclassified, mostly in Loans portfolio, and - in small portion – in "held-to-maturity" portfolio, the " "held for trading" financial assets (other than derivatives or financial instruments with embedded derivatives) and "available for sale" financial assets in respect of which there was no intention to sell due to reduced liquidity and continuing market turmoil, which – according to § 2 above – can be considered as a "rare circumstance".

It was considered that given inter alia the good fundamental underlying values the best profit strategy was to retain these assets for the foreseeable future.

There reclassifications therefore more closely align accounting classification and management strategy in light of the changes intention and capability to retain these assets instead of selling them in the short term.

As note, the Directors believe that their intrinsic value is higher than fair value, considering the significant negative impact on the latter of the market's reduced liquidity.

In addition to financial instruments reclassified in 2008, in H1 2009 further financial assets with a face value of €8,588 million at September 30, 2009, almost entirely consisting of government, public sector, corporate and financial institutions' bonds (some of the last-named being guaranteed) and Covered Bonds and *Pfandbriefe* (OBGs), were reclassified.

These assets were recognized at fair value on the date of reclassification without reversing the impact on the income statement for "held for trading" financial assets, whereas changes to the fair value of "available for sale" financial assets recognized in equity up to the reclassification date will be amortized over the residual life of the asset.

These assets will subsequently be valued at amortized cost, adjusted where necessary to take account of write-downs and write-backs resulting from valuation.

Introduction (Continued)

Reclassified Financial Assets (Continued)

The following table gives face value, carrying value and fair value at September 30, 2009 by category of reclassified asset as well as the capital loss, gross of the tax effect, which would have been recognized had the reclassification not been made.

Reclassified Financial Assets (€ million)

	AMOUNTS AS AT 09.30.2009				
	NOMINAL AMOUNT	CARRYING AMOUNT	FAIR VALUE	FAIR VALUE GAINS/ LOSSES NOT RECOGNIZED IN FIRST HALF 2009 DUE TO RECLASSIFICATION (PRE-TAX)	TOTAL FAIR VALUE GAINS/LOSSES NOT RECOGNIZED DUE TO RECLASSIFICATION (PRE-TAX)
Financial assets reclassified from category "Held for Trading" to "Loans and Receivables":	**22,456**	**21,468**	**19,877**	**549**	**-1,530**
- Structured credit products reclassified in first half 2009	*8,470*	*7,761*	*6,156*	*-147*	*-1,489*
- Other debt securities reclassified in 2008	*5,596*	*5,323*	*5,291*	*572*	*-165*
- Other debt securities reclassified in first half 2009	*8,390*	*8,384*	*8,430*	*124*	*124*
Financial assets reclassified from category "Held for Trading" to "Held to Maturity"	**133**	**147**	**139**	**1**	**-3**
Financial assets reclassified from category "Available for Sale" to "Loans and Receivables"	**775**	**757**	**743**	**-10 (*)**	**-10 (*)**
- Other debt securities reclassified in 2008	*577*	*584*	*579*	*-2*	*-2*
- Structured credit products reclassified in first half 2009	*198*	*173*	*164*	*-8*	*-8*
TOTAL	**23,364**	**22,372**	**20,759**	**540**	**-1,543**
- of which Financial assets reclassified in first half 2009	*8,588*	*8,558*	*8,594*	*115*	*115*

(*) amount pertaining to revaluation reserve instead of Profit and Loss.

The application of the amortized cost method to these assets, adjusted where necessary to take into account the credit risk assessment, also involved the recognition of interest receivable amounting to €212 million (of which €0.6 million referred to assets previously available for sale) and write-downs amounting to €44 million in the first nine months of 2009.

Consequently, taking the above amounts into account, the overall pre-tax effect on profit at September 30, 2009 would have been a gain of €383 million had the reclassification not been made.

These effects, aggregated as at the date of reclassification, would have been €365 million in interest receivable (of which €1 million referred to assets previously available for sale), €129 million in write-downs and €62 million in recognized gains on disposal, and thus the overall pre-tax effect on profit would have been a loss of €1,769 million had the reclassification not been made.

Highlights

Income statement			(€ million)
	FIRST 9 MONTHS		
	2009	2008	CHANGE
Operating income	21,129	20,781	+1.7%
Operating costs	11,521	12,518	-8.0%
Operating profit	9,608	8,263	+16.3%
Profit before tax	2,680	5,616	-52.3%
Net Profit attributable to the Group	**1,331**	**3,507**	**-62.0%**

Profitability ratios			
	FIRST 9 MONTHS		
	2009	2008	CHANGE
EPS (€)[1]	0.11	0.30	-0.19
ROE[2]	4.0%	11.1%	-7.1
Cost/income ratio	54.5%	60.2%	-5.7
EVA (millions of €)[3]	-1,288	877	-2,165

Balance sheet main items			(€ million)
	AMOUNTS AS AT		
	09.30.2009	12.31.2008	CHANGE
Total assets	957,709	1,045,612	-8.4%
Loans and receivables with customers	565,457	612,480	-7.7%
Deposits from customers and debt securities in issue	590,103	591,290	-0.2%
Shareholders' equity	**59,300**	**54,999**	**+7.8%**

[redacted]

Capital ratios

	AS AT		
	09.30.2009	12.31.2008[4]	CHANGE
Core Tier 1/Total risk-weighted assets	7.55%	6.00%	1.55
Total regulatory capital/Total risk-weighted assets	12.08%	10.64%	1.44

Staff and branches

	AS AT		
	09.30.2009	12.31.2008	CHANGE
Employees[5]	166,421	174,519	-8,098
Employees (subsidiaries are consolidated proportionately)	156,232	163,991	-7,759
Branches[6]	9,892	10,251	-359

Ratings

	SHORT-TERM DEBT	MEDIUM AND LONG-TERM	OUTLOOK
Fitch Ratings	F-1	A	NEGATIVE
Moody's Investors Service	P-1	Aa3	STABLE
Standard & Poor's	A-1	A	STABLE

These figures refer to condensed Balance Sheet and Income Statement

Notes:

1. Annualized figues
2. Annualized figures, calculated on the basis of the average shareholders' equity for the period (excluding dividends to be distributed and reserves in respect of AfS assets and cash-flow hedge), net of goodwill arising from the business combination with HVB and Capitalia, which were carried out with an exchange of shares and recorded in accordance with IFRS 3. ROE figures for 2008 include the effects of completion of PPA and reclassification of Mediobanca Spa interest.
3. Economic Value Added, equal to the difference between NOPAT (net operating profit after taxes) and the cost of capital. 2008 figures include the effects of completion of PPA.
4. Restated following changes in capital.
5. "Full time equivalent" data. These figures include all employees of subsidiaries consolidated proportionately, such as Koç Financial Services Group employees.
6. These figures include all branches of subsidiaries consolidated proportionately, such as Koç Financial Services branches.

Condensed Accounts

Balance Sheet

Consolidated Balance Sheet				(€ million)
	AMOUNTS AS AT		CHANGE	
	09.30.2009	12.31.2008	AMOUNT	PERCENT
Assets				
Cash and cash balances	6,442	7,652	-1,210	-15.8%
Financial assets held for trading	145,519	204,890	-59,371	-29.0%
Loans and receivables with banks	97,288	80,827	+16,461	+20.4%
Loans and receivables with customers	565,457	612,480	-47,023	-7.7%
Financial investments	67,397	65,222	+2,175	+3.3%
Hedging instruments	14,442	8,710	+5,732	+65.8%
Property, plant and equipment	11,805	11,936	-131	-1.1%
Goodwill	20,381	20,889	-508	-2.4%
Other intangible assets	5,259	5,593	-334	-6.0%
Tax assets	12,323	12,392	-69	-0.6%
Non-current assets and disposal groups classified as held for sale	590	1,030	-440	-42.7%
Other assets	10,806	13,991	-3,185	-22.8%
Total assets	**957,709**	**1,045,612**	**-87,903**	**-8.4%**
Liabilities and shareholders' equity				
Deposits from banks	124,112	177,677	-53,565	-30.1%
Deposits from customers and debt securities in issue	590,103	591,290	-1,187	-0.2%
Financial liabilities held for trading	128,669	165,335	-36,666	-22.2%
Financial liabilities designated at fair value	1,647	1,659	-12	-0.7%
Hedging instruments	13,268	9,323	+3,945	+42.3%
Provisions for risks and charges	8,175	8,049	+126	+1.6%
Tax liabilities	6,587	8,229	-1,642	-20.0%
Liabilities included in disposal groups classified as held for sale	298	537	-239	-44.5%
Other liabilities	22,442	25,272	-2,830	-11.2%
Minorities	3,108	3,242	-134	-4.1%
Group shareholders' equity	59,300	54,999	+4,301	+7.8%
- Capital and reserves	*57,564*	*51,665*	*+5,899*	*+11.4%*
- Available-for-sale assets fair value reserve and cash-flow hedging reserve	*405*	*-678*	*+1,083*	*-159.7%*
- Net profit	*1,331*	*4,012*	*-2,681*	*-66.8%*
Total liabilities and shareholders' equity	**957,709**	**1,045,612**	**-87,903**	**-8.4%**

Income Statement

Consolidated Income Statement					(€ million)
	FIRST 9 MONTHS		CHANGE		
	2009	2008	€M	PERCENT	ADJUSTED[1]
Net interest	13,287	13,550	-263	-1.9%	+3.0%
Dividends and other income from equity investments	221	579	-358	-61.8%	-60.8%
Net interest income	**13,508**	**14,129**	**-621**	**-4.4%**	**+0.5%**
Net fees and commissions	5,666	7,003	-1,337	-19.1%	-15.6%
Net trading, hedging and fair value income	1,651	-730	+2,381	n.s.	n.s.
Net other expenses/income	304	379	-75	-19.8%	-18.0%
Net non-interest income	**7,621**	**6,652**	**+969**	**+14.6%**	**+21.0%**
OPERATING INCOME	**21,129**	**20,781**	**+348**	**+1.7%**	**+7.0%**
Payroll costs	-6,821	-7,533	+712	-9.5%	-6.9%
Other administrative expenses	-4,087	-4,443	+356	-8.0%	-4.8%
Recovery of expenses	318	417	-99	-23.7%	-23.8%
Amortisation, depreciation and impairment losses on intangible and tangible assets	-931	-959	+28	-2.9%	+2.2%
Operating costs	**-11,521**	**-12,518**	**+997**	**-8.0%**	**-4.9%**
OPERATING PROFIT	**9,608**	**8,263**	**+1,345**	**+16.3%**	**+25.1%**
Provisions for risks and charges	-377	-179	-198	+110.6%	+113.2%
Integration costs	-321	-109	-212	+194.5%	+206.5%
Net write-downs of loans and provisions for guarantees and commitments	-6,245	-2,372	-3,873	+163.3%	+171.5%
Net income from investments	15	13	+2	+15.4%	-16.2%
PROFIT BEFORE TAX	**2,680**	**5,616**	**-2,936**	**-52.3%**	**-43.9%**
Income tax for the period	-885	-1,476	+591	-40.0%	-35.7%
PROFIT (LOSS) FOR THE PERIOD	**1,795**	**4,140**	**-2,345**	**-56.6%**	**-46.8%**
Minorities	-269	-407	+138	-33.9%	-24.5%
NET PROFIT ATTRIBUTABLE TO THE GROUP BEFORE PPA	**1,526**	**3,733**	**-2,207**	**-59.1%**	**-49.2%**
Purchase Price Allocation effect[2]	-195	-226	+31	-13.7%	-13.1%
NET PROFIT ATTRIBUTABLE TO THE GROUP	**1,331**	**3,507**	**-2,176**	**-62.0%**	**-51.6%**

Notes:
First nine months 2008 figures published in the Consolidated Quarterly Report as at September 30, 2008 were modified as follows:
- completion of **PPA** (Purchase Price Allocation), which also changed net profit attributable to the Group;
- reclassification of results of **private equity** investments from "Net trading, hedging and fair value income" to "Net income from investments".

2009 first nine months figures include the reclassification of **private equity** investments results.

1. Changes at constant foreign exchange rates and perimeter.
2. Mainly due to business combination with Capitalia

Quarterly Figures

Balance Sheet

Consolidated Balance Sheet (€ million)

	AMOUNTS AS AT				AMOUNTS AS AT		
	09.30.2009	06.30.2009	03.31.2009	12.31.2008	09.30.2008	06.30.2008	03.31.2008
Assets							
Cash and cash balances	6,442	6,514	5,674	7,652	5,621	4,757	5,649
Financial assets held for trading	145,519	157,122	197,344	204,890	171,791	201,325	209,214
Loans and receivables with banks	97,288	93,088	81,317	80,827	112,558	120,832	105,806
Loans and receivables with customers	565,457	585,087	600,672	612,480	623,725	598,040	588,023
Financial investments	67,397	63,425	63,011	65,222	67,247	63,718	65,572
Hedging instruments	14,442	12,980	13,634	8,710	4,722	2,366	2,861
Property, plant and equipment	11,805	12,198	12,014	11,936	11,955	11,989	11,962
Goodwill	20,381	20,412	20,494	20,889	22,324	21,666	20,754
Other intangible assets	5,259	5,351	5,414	5,593	5,775	5,730	5,807
Tax assets	12,323	12,034	12,798	12,392	10,984	11,104	11,077
Non-current assets and disposal groups classified as held for sale	590	2,932	2,880	1,030	3,342	3,895	4,498
Other assets	10,806	11,569	13,042	13,991	12,894	14,730	13,842
Total assets	**957,709**	**982,712**	**1,028,294**	**1,045,612**	**1,052,938**	**1,060,152**	**1,045,065**
Liabilities and shareholders' equity							
Deposits from banks	124,112	142,891	163,524	177,677	183,678	186,326	166,200
Deposits from customers and debt securities in issue	590,103	590,684	577,062	591,290	639,814	639,809	632,465
Financial liabilities held for trading	128,669	135,340	169,584	165,335	118,865	121,879	128,422
Financial liabilities designated at fair value	1,647	1,633	1,688	1,659	1,842	1,703	1,858
Hedging instruments	13,268	10,875	12,560	9,323	5,897	5,483	7,210
Provisions for risks and charges	8,175	8,142	7,773	8,049	8,304	8,333	9,116
Tax liabilities	6,587	6,213	8,846	8,229	6,810	6,652	7,505
Liabilities included in disposal groups classified as held for sale	298	2,544	2,534	537	2,581	2,721	3,121
Other liabilities	22,442	23,513	24,318	25,272	24,980	27,239	26,208
Minorities	3,108	2,984	3,147	3,242	3,531	3,996	4,869
Group shareholders' equity	59,300	57,893	57,258	54,999	56,636	56,011	58,091
- Capital and reserves	*57,564*	*57,469*	*57,506*	*51,665*	*54,088*	*53,922*	*56,676*
- Available-for-sale assets disponibili fair value reserve and cash-flow hedging reserve	*405*	*-513*	*-695*	*-678*	*-959*	*-886*	*352*
- Net profit	*1,331*	*937*	*447*	*4,012*	*3,507*	*2,975*	*1,063*
Total liabilities and shareholders' equity	**957,709**	**982,712**	**1,028,294**	**1,045,612**	**1,052,938**	**1,060,152**	**1,045,065**

Note:
2008 quarterly figures published in previous quarterly reports were modified due to:
- completion of PPA (Puchase Price Allocation);
- the reclassification of the interest in Mediobanca SpA from "Available for sale assets" to "Equity Interests".

Income Statement

Consolidated Income Statement (€ million)

	2009			2008			
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net interest	3,927	4,710	4,650	4,823	4,688	4,400	4,462
Dividends and other income from equity investments	63	104	54	433	223	280	76
Net interest income	**3,990**	**4,814**	**4,704**	**5,256**	**4,911**	**4,680**	**4,538**
Net fees and commissions	1,931	1,889	1,846	2,090	2,201	2,342	2,460
Net trading, hedging and fair value income	715	1,029	-93	-1,239	-524	478	-684
Net other expenses/income	95	104	105	-11	157	88	134
Net non-interest income	**2,741**	**3,022**	**1,858**	**840**	**1,834**	**2,908**	**1,910**
OPERATING INCOME	**6,731**	**7,836**	**6,562**	**6,096**	**6,745**	**7,588**	**6,448**
Payroll costs	-2,276	-2,249	-2,296	-2,385	-2,467	-2,570	-2,496
Other administrative expenses	-1,337	-1,426	-1,324	-1,576	-1,478	-1,506	-1,459
Recovery of expenses	107	112	99	140	114	169	134
Amortisation, depreciation and impairment losses on intangible and tangible assets	-325	-305	-301	-353	-326	-316	-317
Operating costs	**-3,831**	**-3,868**	**-3,822**	**-4,174**	**-4,157**	**-4,223**	**-4,138**
OPERATING PROFIT	**2,900**	**3,968**	**2,740**	**1,922**	**2,588**	**3,365**	**2,310**
Goodwill impairment	-	-	-	-750	-	-	-
Provisions for risks and charges	-154	-155	-68	-165	-51	-77	-51
Integration costs	-12	-242	-67	-31	-18	-67	-24
Net write-downs of loans and provisions for guarantees and commitments	-2,164	-2,431	-1,650	-1,328	-1,074	-634	-664
Net income from investments	181	-133	-33	194	-359	186	186
PROFIT BEFORE TAX	**751**	**1,007**	**922**	**-158**	**1,086**	**2,773**	**1,757**
Income tax for the period	-188	-363	-334	849	-388	-631	-457
PROFIT (LOSS) FOR THE PERIOD	**563**	**644**	**588**	**691**	**698**	**2,142**	**1,300**
Minorities	-103	-90	-76	-111	-104	-142	-161
NET PROFIT ATTRIBUTABLE TO THE GROUP BEFORE PPA	**460**	**554**	**512**	**580**	**594**	**2,000**	**1,139**
Purchase Price Allocation effect[1]	-66	-64	-65	-75	-62	-88	-76
NET PROFIT ATTRIBUTABLE TO THE GROUP	**394**	**490**	**447**	**505**	**532**	**1,912**	**1,063**

Notes:

Interim figures of 2008 published in the reports issued during the year are modified due to the completion of PPA ("Purchase Price Allocation"). This change also modified net profit attributable to the Group in each quarter. Please note that data in the table "Quarterly figures" published in Annual Report 2008 already included the effects of this operation.

Figures published in previous interim reports (both 2008 and 2009) were also modified due to the reclassification of private equity investments results from "Net trading, hedging and fair value income" to "Net income from investments".

1. Mainly due to business combination with Capitalia.

Comparison of Q3 2009 / Q3 2008

Income Statement

Condensed Income Statement (€ million)

	Q3		CHANGE		
	2009	2008	€M	PERCENT	ADJUSTED[1]
Net interest	3,927	4,688	-761	-16.2%	-11.7%
Dividends and other income from equity investments	63	223	-160	-71.7%	-70.5%
Net interest income	**3,990**	**4,911**	**-921**	**-18.8%**	**-14.1%**
Net fees and commissions	1,931	2,201	-270	-12.3%	-8.4%
Net trading, hedging and fair value income	715	-524	+1,239	n.s.	n.s.
Net other expenses/income	95	157	-62	-39.5%	-5.1%
Net non-interest income	**2,741**	**1,834**	**+907**	**+49.5%**	**+60.0%**
OPERATING INCOME	**6,731**	**6,745**	**-14**	**-0.2%**	**+5.9%**
Payroll costs	-2,276	-2,467	+191	-7.7%	-5.1%
Other administrative expenses	-1,337	-1,478	+141	-9.5%	-6.3%
Recovery of expenses	107	114	-7	-6.1%	-8.1%
Amortisation, depreciation and impairment losses on intangible and tangible assets	-325	-326	+1	-0.3%	+4.0%
Operating costs	**-3,831**	**-4,157**	**+326**	**-7.8%**	**-4.7%**
OPERATING PROFIT	**2,900**	**2,588**	**+312**	**+12.1%**	**+23.2%**
Provisions for risks and charges	-154	-51	-103	+202.0%	+208.6%
Integration costs	-12	-18	+6	-33.3%	-15.8%
Net write-downs of loans and provisions for guarantees and commitments	-2,164	-1,074	-1,090	+101.5%	+107.9%
Net income from investments	181	-359	+540	n.s.	n.s.
PROFIT BEFORE TAX	**751**	**1,086**	**-335**	**-30.8%**	**-14.5%**
Income tax for the period	-188	-388	+200	-51.5%	-45.0%
PROFIT (LOSS) FOR THE PERIOD	**563**	**698**	**-135**	**-19.3%**	**+2.5%**
Minorities	-103	-104	+1	-1.0%	+5.4%
NET PROFIT ATTRIBUTABLE TO THE GROUP BEFORE PPA	**460**	**594**	**-134**	**-22.6%**	**+1.9%**
Purchase Price Allocation effect[2]	-66	-62	-4	+6.5%	+6.7%
NET PROFIT ATTRIBUTABLE TO THE GROUP	**394**	**532**	**-138**	**-25.9%**	**+1.3%**

Notes:
First nine months 2008 figures published in the Consolidated Quarterly Report as at September 30, 2008 were modified as follows:
- completion of **PPA** (Purchase Price Allocation), which also changed net profit attributable to the Group;
- reclassification of results of **private equity** investments from "Net trading, hedging and fair value income" to "Net income from investments".
1. Changes at constant exchange rates and perimeter.
2. Mainly due to business combination with Capitalia.

Results by Business Segment

Key Figures (€ million)

	RETAIL	CORPORATE & INVESTMENT BANKING (CIB)	PRIVATE BANKING	ASSET MANAGEMENT	CENTRAL EASTERN EUROPE (CEE)	POLAND'S MARKETS	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUST. INCLUDED)	CONSOLIDATED GROUP TOTAL
Income statement								
Operating income								
First 9 months 2009	7,565	7,790	587	524	3,504	1,207	-48	21,129
First 9 months 2008	*8,787*	*5,376*	*704*	*875*	*3,409*	*1,731*	*-101*	*20,781*
Operating costs								
First 9 months 2009	-5,302	-2,477	-400	-351	-1,439	-634	-918	-11,521
First 9 months 2008	*-5,686*	*-2,602*	*-413*	*-393*	*-1,613*	*-806*	*-1,005*	*-12,518*
Operating profit								
First 9 months 2009	2,263	5,313	187	173	2,065	573	-966	9,608
First 9 months 2008	*3,101*	*2,774*	*291*	*482*	*1,796*	*925*	*-1,106*	*8,263*
Profit before tax								
First 9 months 2009	720	1,403	175	179	828	508	-1,133	2,680
First 9 months 2008	*2,206*	*1,504*	*311*	*503*	*1,538*	*879*	*-1,325*	*5,616*
Balance Sheet								
Loans to customers								
as at September 30, 2009	169,295	302,997	6,709	-	58,201	18,844	9,411	565,457
as at December 31, 2008	*180,280*	*330,120*	*6,941*	-	*62,145*	*19,870*	*13,124*	*612,480*
Deposits from customers and debt securities in issue								
as at September 30, 2009	242,529	184,334	22,758	-	50,608	21,173	68,701	590,103
as at December 31, 2008	*215,915*	*189,260*	*24,036*	-	*50,100*	*22,390*	*89,589*	*591,290*
Total risk weighted assets								
as at September 30, 2009	69,933	254,626	4,926	2,038	68,391	22,457	36,916	459,287
as at December 31, 2008	*80,410*	*278,371*	*5,172*	*1,831*	*76,073*	*24,957*	*45,718*	*512,532*
EVA[1]								
First 9 months 2009	104	-111	101	104	142	156	-1,784	-1,288
First 9 months 2008	*1,041*	*-274*	*166*	*334*	*584*	*322*	*-1,296*	*877*
Cost/income ratio								
First 9 months 2009	70.1%	31.8%	68.1%	67.0%	41.1%	52.5%	n.s.	54.5%
First 9 months 2008	*64.7%*	*48.4%*	*58.7%*	*44.9%*	*47.3%*	*46.6%*	*n.s.*	*60.2%*
Employees[2]								
as at September 30, 2009	49,953	14,777	2,984	1,967	52,771	20,663	23,306	166,421
as at December 31, 2008	*52,232*	*15,712*	*3,077*	*2,165*	*56,066*	*21,406*	*23,861*	*174,519*

Notes:

Figures were adjusted, if necessary, to include changes in scope of consolidation, in scope of operations and in assets held for sale. Furthermore, they were changed due to the completion of PPA (Purchase Price Allocation) and reclassification of private equity figures.

1. 2008 figures were restated following Basel2 regulations
2. "Full time equivalent". These figures include all the employees of subsidiaries consolidated proportionately, such as Koç Financial Services.

Group Figures 1999 - 2009

(€ million)

	IAS/IFRS						DL 87/92					
	M9 2009	2008	2007	2006	2005	2004	2004	2003	2002	2001	2000	1999
Income Statement												
Operating income	21,129	26,866	25,893	23,464	11,024	10,203	10,375	10,465	10,099	9,989	9,318	7,611
Net interest income	*13,508*	*19,385*	*14,843*	*12,860*	*5,645*	*5,156*	*5,200*	*5,088*	*5,127*	*5,049*	*4,747*	*4,046*
Net non-interest income	*7,621*	*7,481*	*11,050*	*10,604*	*5,379*	*5,047*	*5,175*	*5,377*	*4,972*	*4,940*	*4,571*	*3,565*
Operating costs	-11,521	-16,692	-14,081	-13,258	-6,045	-5,701	-5,941	-5,703	-5,483	-5,263	-4,752	-4,146
Operating profit	9,608	10,174	11,812	10,206	4,979	4,502	4,434	4,762	4,616	4,726	4,566	3,465
Profit before income tax	2,680	5,458	9,355	8,210	4,068	3,238	2,988	3,257	2,924	3,212	3,185	2,271
Net profit	1,526	4,831	6,678	6,128	2,731	2,239	2,300	2,090	1,962	1,954	1,858	1,640
Net profit attributable to the Group	**1,331**	**4,012**	**5,961**	**5,448**	**2,470**	**2,069**	**2,131**	**1,961**	**1,801**	**1,454**	**1,395**	**1,287**
Balance sheet												
Total assets	957,709	1,045,612	1,021,758	823,284	787,284	260,909	265,855	238,256	213,349	208,388	202,656	168,927
Loans and receivables to customers	565,457	612,480	574,206	441,320	425,277	139,723	144,438	126,709	113,824	117,622	115,157	101,577
of which: non-performing loans	12,239	10,464	9,932	6,812	6,861	2,621	2,621	2,373	2,104	1,822	2,005	2,174
Deposits from customers and debt securities in issue	590,103	591,290	630,533	495,255	462,226	155,079	156,923	135,274	126,745	127,320	118,006	107,071
Shareholders' equity	**59,300**	**54,999**	**57,724**	**38,468**	**35,199**	**14,373**	**14,036**	**13,013**	**12,261**	**9,535**	**8,644**	**7,708**
Profitability ratios (%)												
ROE	4.0	9.5	15.6	16.7	15.6	15.7	17.9	17.7	17.2	18	19.2	20
Operating profit/Total assets	1.34	0.97	1.16	1.24	0.63	1.73	1.67	2	2.16	2.27	2.25	2.05
Cost/income ratio[1]	54.5	62.1	54.4	56.5	54.8	55.9	57.3	54.5	54.3	52.7	51	54.5

1. Annualized for current year.

UniCredit Group was created in 1998 from the aggregation of Credito Italiano Group, which had acquired a controlling interest in Rolo Banca 1473 in 1995 and Unicredito Group (Cariverona Banca, Banca CRT and Cassamarca). Subsequent most significant changes are:
- in 1999 acquisition of Pekao Group and integration with Caritro;
- in 2000 acquisition of CR Trieste, CR Carpi, Banca dell'Umbria, Bulbank, Splitska Banka (sold off in first half 2002), Pol'nobanka and the US-based Pioneer Group;
- in 2001 sale of Fiditalia;
- in 2002 acquisition of Zagrebacka Banka;
- since 2003 proportional consolidation 50% of Koç Finansal Hizmetler Group and Zivnotenska Banka (subsequently merged in HVB Czech Republic). Please note that the conclusion of S3 reorganisation also involved the acquisition of minorities (in particular: Rolo Banca 1473);
- in 2003 and 2004 acquisition of further interest in CR Carpi, Banca dell'Umbria and Locat;
- in 2005 proportional consolidation of Yapi Kredi Bankasi Group, controlled with a 57% interest by Koç Financial Services; in November HVB Group was consolidated;"
- in 2006 HVB Group grew with about 70 new companies; other minor changes occurred;
- in 2007 Capitalia SpA was merged into UniCredit, effective October 1, 2007.
- in 2008 acquisition of Ukrsotsbank and sale of BPH.

Total assets (€ billion)


169
203
208
213
238
266
261
787
823
1,022
1,046
958
1999
2000
2001
2002
2003
2004
2004
2005
2006
2007
2008
M9 2009
DL 87/92
IAS/IFRS

UniCredit Share

Share Information	M9 2009	2008	2007	2006	2005	2004	2003	2002	2001
Share price (€)									
- maximum	2.775	5.697	7.646	6.727	5.864	4.421	4.425	5.255	5.865
- minimum	0.591	1.539	5.131	5.564	4.082	3.805	3.144	3.173	3.202
- average	1.722	3.768	6.541	6.161	4.596	4.083	3.959	4.273	4.830
- end of period	2.703	1.728	5.659	6.654	5.819	4.225	4.303	3.808	4.494
Number of outstanding shares (€ million)									
- at period end[1]	16,779.3	13,368.1	13,278.4	10,351.3	10,303.6	6,249.7	6,316.3	6,296.1	5,046.4
- shares cum dividend		13,372.7	13,195.3	10,357.9	10,342.3	6,338.0	6,316.3	6,296.1	5,131.1
of which: savings shares		*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*
- average[1]	16,590.2	13,204.6	11,071.6	10,345.2	6,730.3	6,303.6	-	-	-
Dividend									
- total dividends (€ million)		(*)	3,431	2,486	2,276	1,282	1,080	995	724
- dividend per ordinary share		(*)	0.260	0.240	0.220	0.205	0.171	0.158	0.141
- dividend per savings share		(*)	0.275	0.255	0.235	0.220	0.186	0.173	0.156

1. The number of shares is net of treasury shares.
(*) Dividend is distributed in the form of newly issued shares (see "Further Information - Steps to strenghten capital").

Earnings ratios	IAS/IFRS						ITALIAN GAAP			
	M9 2009	2008	2007	2006	2005	2004	2004	2003	2002	2001
Shareholders' equity (€ million)	59,300	54,999	57,690	38,468	35,199	14,373	14,036	13,013	12,261	9,535
Group portion of net profit (€ million)	1,331	4,012	5,901	5,448	2,470	2,069	2,131	1,961	1,801	1,454
Net worth per share (€)	3.53	4.11	4.34	3.72	3.42	2.30	2.21	2.06	1.95	1.89
Price/ Book value	0.76	0.42	1.30	1.79	1.70	1.84	1.91	2.09	1.96	2.38
Earnings per share (€)[2]	0.11	0.30	0.53	0.53	0.37	0.33	0.34	0.31	0.29	0.28
Payout ratio (%)		(*)	58.1	45.6	92.1		60.2	55.1	55.2	49.8
Dividend yield on average price per ordinary share (%)		(*)	3.97	3.90	4.79		5.02	4.32	3.70	2.92

(*) Dividend is distributed in the form of newly issued shares (see "Further Information - Steps to strenghten capital").
2. Annualized figures.

Earnings per share (€)


0.28
0.29
0.31
0.34
0.33
0.37
0.53
0.53
0.30
0.11
2001
2002
2003
2004
2004
2005
2006
2007
2008
M9 2009[2]
DL 87/92
IAS/IFRS

2. Dato annualizzato.

Group Results

Macroeconomic and Banking Scenario

International situation

USA/Eurozone
The most recent data suggest that the world economy is starting to grow again. Asian countries were the first to show significant signs of improvement, but there are also positive developments in the Eurozone and United States. However, certain doubts continue to affect the sustainability of the recovery, and thus the positive signs must be interpreted in a comprehensive, balanced manner.

After hitting bottom in Q1 2009 (-2.5% on a quarterly basis), in Q2 the rate of GDP growth in the Eurozone fell, less than expected, to 0.2% on a quarterly basis, due mainly to French and German figures that reflected economic growth.

Investments continued to post a negative growth rate but it was lower in absolute terms, dropping from -5.3% on a quarterly basis to -1.3%, and they were one of the main causes of the lower decline in domestic demand (-0.1% on a quarterly basis compared to -1.3% for the previous quarter).

The improvement in exports (from -8.8% to -1.1%) was greater than the improvement in imports (from -8.3% to 2.8%) resulting in a sharp increase in the contribution of the positive balance of trade to GDP growth. On the other hand, the continued drawdown of inventories made a negative contribution of 0.7 percentage points to GDP performance, nearly eliminating the positive impact of net exports, which was equal to 0.6 percentage points.

In the United States GDP dropped by 0.6% on an annualized quarterly basis in Q2; this was slightly better than the expected consensus of economists. The increase in public spending and the balance of trade partially mitigated the negative impact from the decrease in individual consumption, investments and inventory buildups.

In the Eurozone, the main business confidence indicators continued to rise. The manufacturing PMI stood at 49.0 in September (compared to 48.2 in August) due mainly to improvements in production and new orders, while the service index rose above the threshold of 50 to 50.6, a level corresponding to economic expansion. In the US, the ISM manufacturing index declined slightly in September from 52.9 to 52.6 (the first decrease after seven consecutive months of growth), but is still at a respectable level.

A more detailed analysis of indices shows that the ratio of new orders to inventories has continued to grow in the Eurozone and US (and also in China) pointing to a future recovery in business confidence.

In addition, the improvement in the ratio suggests that the drawdown of inventories is stabilizing.

The unemployment rate is currently at very high levels in both the Eurozone and the US (9.5% and 9.8% respectively), although the downward trend in the labor market is finally slowing down. Since labor market movements lag behind changes in the economic cycle, it is reasonable to expect further increases in unemployment in both areas despite signs of recovery in the economic cycle.

Individual consumption in the Eurozone rose slightly: from a decline of 0.5% q/q in Q2, consumption rose by 0.2% in Q3 due mainly to the stimulus provided to the automobile industry. However, the US was still reporting a negative figure reflecting the increase in the household savings rate, equal to 4% of disposable income, which occurred in response to the crisis. Nevertheless, the 2.7% increase in retail sales in August is the largest increase since January 2006. The sharp growth in automobile sales (+10.6%) was widely anticipated, while positive developments in other categories were surprising.

Business Survey in the manufacturing sector



ISM (USA)
PMI (Eurozone)
60.0
55.0
50.0
45.0
40.0
35.0
30.0
Sep-04
Sep-05
Sep-06
Sep-07
Sep-08
Sep-09

In September the confidence index of the European Commission gradually rose from 80.8 in the previous month to 82.8; this was the highest level reached since September 2008. However, the consumer confidence component improved from 22 to 19. In the US, after recovering much of the ground lost in previous months, in September the Conference Board's consumer confidence index dropped back to 53.1, probably due to the lack of a robust resumption in individual consumption, which prevents a rapid, steady recovery.

In terms of price movements, inflation in both the Eurozone and US remained in negative territory for the entire third quarter. In the Eurozone, the HICP[1] index was down by 0.4% on an annual basis in the quarter, while the core rate slowed by 0.3 percentage points to 1.3%. However, the latest available figure for the US showed a decrease in the CPI of 1.3% in September (the core CPI remained unchanged at 1.5% on an annual basis compared to August).

In September the European Central Bank (ECB) published a forecast of 0.2% growth in GDP in 2010, which is a less optimistic outlook than the consensus of economists. Leaving rates unchanged, BCE emphasized that the extraordinary measures taken by the ECB must remain in force because the real economy and financial markets are still fragile. Furthermore, the Central Bank did not apply a spread over the rate for the auction on September 29, where €75.2 billion was allocated to 589 banks.

As regards monetary policy in the US, the Federal Reserve provided its reassurance that rates would remain at current levels for an extended period, and certainly through the beginning of 2010. Although the Fed believes that economic growth is in the process of recovering, the recovery is still considered moderate, and long-term inflationary expectations are stable.

Since in Q3 the economic environment was strengthened by positive data which generally exceeded expectations, yield curves remained steep throughout the period. The increase in risk appetite, especially for securities with longer maturities in the primary market, should be seen as another sign of improvement in the confidence level of financial investors. The EUR USD exchange rate continued to rise to a level above 1.48; this was mostly due to repeated signs of favorable changes in the global economy. Once again, the increase in risk appetite was a determining factor in influencing developments in the bond and currency markets.

CEE countries

Positive signs from western countries, and especially the revival of German orders (in particular, investment assets) were reflected in the improved outlook for countries in Central and Eastern Europe (CEE). Industrial production and exports in CEE countries already showed signs of improvement in the summer. Furthermore, the decrease in imports tends to significantly reduce pressure on the balance of trade, one of the most vulnerable elements in these countries.

In Q3 2009, with the exception of the Ukrainian hryvnia which was again under pressure, exchange rates in the other CEE countries strengthened (the zloty posted one of the greatest movements since the Polish economy is one of the strongest in Europe). At the same time, country risk, in terms of credit default swaps, was further reduced by over 120 bps on average in Q3 2009 (CDSs dropped by more than half since the high reached in March). Credit Default Swaps related to major financial firms operating in the region (Italian, Austrian and French banks) also dropped significantly.

In the area of monetary policy, several central banks cut rates further in the spring and summer. However, Poland and the Czech Republic have already announced the end of the rate cut cycle (although possible rate hikes are still not planned). On the other hand, Turkey, Russia and Hungary could further reduce rates in the coming months to stimulate the economy and bank lending.

Group Results (Continued)

Macroeconomic and Banking Scenario (Continued)

Banking and Financial Markets

The first signs of economic recovery in recent months have not resulted in increases in **bank lending**, which has continued to move slowly with no clear turning point in sight. In fact, in recent months, the annualized growth of loans to the private sector in the Eurozone has further slowed its pace, reaching a historical low of +0.1% in August 2009 (the growth rate of loans to the private sector was +5.8% as recently as December 2008). The sharp decline in loans to non-financial corporations was the main contributor driving down growth in bank lending, while loans to households showed signs of stabilization.

In keeping with **loan growth in the Eurozone** overall, the **growth of bank loans** to the private sector declined considerably in all three of the Group's reference countries. To be specific, overall loans to the private sector in August 2009 rose just 0.8% on an annual basis in Germany (based on monthly statistics of the ECB) and by 1.9% y/y in Italy, while in Austria loans to the private sector were up 3.4% y/y.

Corporate loans were the component of total loans that in recent months continued to suffer most from the (delayed) impact of the economic slowdown and lower demand for loans to finance investment activities. In particular, in recent months the pace of bank lending to non-financial corporations has slowed considerably, especially in Germany, with loan growth in August 2009 of +1.1% y/y (down from +5.2% y/y in June 2009). The growth rate of loans to non-financial corporations was also close to 1.0% y/y in Italy, which was at a ten-year low, and at +2.5% y/y in Austria.

In terms of **loans to households**, however, the first signs of recovery at the beginning of the year were taking hold due to a resurgence in loans for house purchases. The growth rate for mortgages in August was +5.0% y/y in Italy and +5.1% y/y in Austria, while in Germany loans for house purchases were down by just 0.4% in August after a decline of 0.7% in June 2009. Consumer credit continued its slump in both Italy and Austria, while the positive impact from fiscal incentives on durable goods consumption is still fueling growth in consumer credit in Germany (+3.6% y/y in August 2009).

Bank deposit growth in recent months continues to be mainly the result of steady growth in current account deposits driven by a demand effect, which is related to the continued prevalence of a high risk aversion by households, and by a supply effect.

More specifically, **current account deposits** rose by 24.7% on an annual basis in Germany, by 15.4% y/y in Italy and by 19.5% y/y in Austria. On the other hand, the **total deposit growth** rate varied in the three reference countries with steady growth in Italy (+15.1% y/y in August 2009), and a gradual slowdown in both Germany and Austria where total deposit growth was +5.3% and +2.8% y/y respectively. The differences were largely attributable to time deposit performance in Germany, and more generally, the performance of deposits other than current account deposits in Austria, which were down on an annual basis by 6.4% and 4.0% y/y respectively. Finally, in Italy **bank bonds** continued to grow at a healthy pace of +15.4% y/y in August.

In recent months, the reduction in **bank rates** has also continued, and these rates are starting to reflect the reduction in official rates, although only to a partial extent and with differences between the three countries. To be specific, the decline in rates on bank loans still appears to be less evident in Germany than in Austria, and especially in Italy. As a result, in Germany bank spreads (the difference between lending and deposit rates) continued to rise with a level of 3.43% in August 2009, up from 2.76% at the end of last year. On the other hand, there was a particularly sharp reduction in bank spreads in Austria (at 1.81% in August 2009, down from 2.34% in December 2008) and in Italy where the spread between the average lending rate and average deposit rate stood at 3.13% in August, which was a ten-year low (the spread was 4.10% in December 2008).

In Q3 2009 **stock markets** solidified the recovery that started in Q2, due to a widespread improvement in stock prices in all sectors and the strong recovery reflected in financial sector indices. At the end of September 2009, stock exchanges in all three of the Group's reference countries reported increases close to (for the Italian stock exchange) or in excess of 20% (for the German and Austrian stock exchanges) over Q2. Looking at stock performance from the beginning of the year, it can be seen that the overall index was up by 18% for the Italian stock exchange, up by 20.6% for the German stock exchange and by 50.6% for the Austrian stock exchange.

The **mutual fund market** also showed signs of recovery, but at a much slower growth rate. Compared to December 2008, in Q3 mutual fund balances were up 5% in Italy, 7.6% in Austria and about 9% in Germany. Looking at the net inflow of funds since the beginning of the year, in August 2009 this measure totaled

€5.7 billion in Germany and €441 million in Austria. In Italy from January to September 2009, there was still a net outflow of funds of €7.6 billion; however, after Q1 which saw heavy outflows of funds, there was a net inflow throughout Q3, especially in funds registered abroad.

With regard to the **CEE region**, at the beginning of 2009, the banking sector, which has been under pressure due to slow volume growth, and to a greater extent, due to the deterioration in loan quality, showed that it is able to react in a relatively efficient manner. In H1 2009 all banking sectors in CEE countries reported profits (due to stable income and a significant reduction in costs) with the exception of the Baltic countries, Ukraine and Kazakhstan. In these three areas, the ratio of loans made to deposits is significantly higher than 100%, and thus, these areas are dependent on foreign funding. In the Baltic countries, Latvia, which has the joint support of the IMF and the EU, continues to be a cause for concern, but it is set to suffer an enormous economic slowdown, which is one of the worst in the world. The exchange rate parity will continue to be under pressure. In Ukraine, several signs of improvement were seen in the area of exports and industrial production in recent months, but the banking sector is faced with a visible deterioration in loan quality. Several small banks in Ukraine that are having obvious problems have fallen under government control, and several banks in foreign hands have been recapitalized. On the other hand, in Kazakhstan, two of the country's largest banks, which have also fallen under government control this year, have been forced to plan the restructuring of their foreign debt.

These situations are even more indicative of a growing gap between stronger countries (especially those in Central Europe that are ready to resume their growth trend, which this time will be driven by foreign demand) and the aforementioned countries (which represent about 10% of the regional GDP) that have greater exposure to the international crisis and the deterioration of the economic and banking environment.

Group Results (Continued)

Main Results and Performance for the period

The first nine months of 2009 bore out the scope and intensity of the crisis. After severely impacting the financial markets in 2008, it spread to the real economy, which however has since the summer shown the first weak signs of an improvement, for the time being limited to a recovery in industry's order books and slower shrinking of inventories. Nevertheless UniCredit Group's diversified business model which combines traditional banking with the provision of banking and investment services in all Central and Eastern European (CEE) countries enabled it to cope well with the difficult economic environment, especially in its Corporate & Investment Banking business area (CIB) which had been adversely affected in 2008 by the problems in the financial markets but this year recorded results that offset the greater difficulties experienced by our commercial banking business lines which were still grappling with the consequences of the crisis.

Against this background the Group returned a **Net profit attributable to the Group** for the first nine months (M9) of 2009 of €1.3 billion, €2.2 billion less than for M9 2008, but with an increased operating result. **Operating profit** was €1.3 billion higher than that of M9 2008 and thus offset, if only in part, the almost €3.9 billion increase in **net write-downs on loans**, to which increased **integration costs** and higher **provisions for risks and changes** were added.

Operating profit was €9.6 billion, an increase of 16.3% (or 25.1% at constant exchange rates and businesses) over M9 2008. As mentioned this was driven by the excellent results achieved by the CIB area (which was up by €2.5 billion, or 91%, over M9 2008). Commercial banking business on the other hand continued to be affected by the difficult economic environment, especially Retail with €2.3 billion, down by 27%, Private Banking €187 million, down by 36% and Poland's Markets €573 million, down by 20% at constant exchange rates. By contrast CEE continued to achieve excellent operating results: its operating profit reached €2,1 billion, an increase of 32% at constant exchange rates.

Profit before tax fell however by 52.3% (or 43.9% at constant exchange rates and businesses), mainly due to the notable rise in **net write-downs on loans** (up by €3.9 billion over 2008). In addition there were **higher provisions** of €200 million and restructuring costs totaling €321 million, up by €212 million over 2008.

Net profit attributable to the Group for M9 2009 €1.3 billion, down by 62% from September 30, 2008 (down by 51.6% at constant exchange rates and businesses). **Annualized EPS** were 11 euro cents at September 30, 2009 (as against 30 euro cents at September 30, 2008) and **ROE**[1] was 4% as against 11% for M9 2008.

Group Results (€ billion)


First Nine Months 2008
First Nine Months 2009
8.26
9.61
Operating profit
5.62
2.68
Profit before tax
3.51
1.33
Net Profit attributable to the Group

1. Annualized data. Shareholder's equity is the average for the period excluding dividend to be paid out and held-for sale and cash-flow hedge valuation reserves, net of goodwill on the acquisitions of HVB and Capitalia, which were made by means of a share swap and recognized in accordance with IFRS 3.

Operating Profit Breakdown

Year-to-date **Operating profit** exceeded €9.6 billion at September 30, 2009 - an increase of 16.3% or 25.1% at constant exchange rates and businesses over M9 2008 25%.

Group **Revenue** was €21 billion, up by 1.7% or 7% at constant exchange rates and businesses, over M9 2008. This result was driven by the positive contribution of the CIB area, where revenue grew by €2.4 billion, and by CEE business, up by 2.8% or 17% at constant exchange rates.

The CEE countries that most contributed to the CEE result were Ukraine (up by 48.6% at constant exchange rates), Turkey (up by 32%), Kazakhstan (up by 23%), Hungary (up by 16%) and Romania (up by 10%). The other business divisions were affected by the mentioned weaknesses that have marked 2009, especially the Asset Management Division with a 40% reduction in M9 2009 revenue, which was affected, in common with the sector as a whole, by a contraction average volumes of assets under management (down by €60 billion y/y), and the Retail Division with a 14% reduction in revenue, due to lower net interest income, principally in respect of the customer deposits component, on account of lower interest rates, which penalized the remuneration of excess liquidity.

Operating costs showed a reduction of €1 billion or 8% (4.9% at constant exchange rates and businesses) at September 30, 2009 from M9 200).
The largest cost reductions were achieved by Retail (a 6.8% cut), CIB (4.8%), and GBS (19%) and in the Corporate Centers (14.5%).

Given higher revenue and lower costs, the **cost/income** ratio improved by 570 bp (54.5% as against 60.2% in M9 2008).

Operating profit: breakdown (€ million)

	FIRST 9 MONTHS		CHANGE		QUARTERLY FIGURES						
					2009			2008			
	2009	2008	AMOUNT	%	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net interest income	13,508	14,129	-621	-4.4%	3,990	4,814	4,704	5,256	4,911	4,680	4,538
Net non-interest income	7,621	6,652	969	14.6%	2,741	3,022	1,858	840	1,834	2,908	1,910
Operating income	**21,129**	**20,781**	**348**	**1.7%**	**6,731**	**7,836**	**6,562**	**6,096**	**6,745**	**7,588**	**6,448**
Operating costs	-11,521	-12,518	997	-8.0%	-3,831	-3,868	-3,822	-4,174	-4,157	-4,223	-4,138
Operating profit	**9,608**	**8,263**	**1,345**	**16.3%**	**2,900**	**3,968**	**2,740**	**1,922**	**2,588**	**3,365**	**2,310**
Cost/income (%)	**54.5%**	**60.2%**			**56.9%**	**49.4%**	**58.2%**	**68.5%**	**61.6%**	**55.7%**	**64.2%**

Operating Profit: breakdown (€ billion)


First Nine Months 2008
First Nine Months 2009
14.13
13.51
Net
Interest Income
6.65
7.62
Net
non-Interest Income
20.78
21.13
Operating Income
Operating costs
-12.52
-11.52
8.26
9.61
Operating profit

Group Results (Continued)

Main Results and Performance for the period (Continued)

Operating profit by business segment

Group operating profit broke down by business segment as follows.

Operating profit by business segment (€ million)

	NET INTEREST INCOME	NET NON-INTEREST INCOME	OPERATING INCOME	OPERATING COSTS	OPERATING PROFIT FIRST 9 MONTHS '09	OPERATING PROFIT FIRST 9 MONTHS '08	CHANGE %
Retail	4,870	2,695	7,565	- 5,302	2,263	3,101	-27.0%
Corporate & Investment Banking (CIB)	5,925	1,865	7,790	- 2,477	5,313	2,774	91.5%
Private Banking	218	369	587	- 400	187	291	-35.7%
Asset Management	10	514	524	- 351	173	482	-64.1%
Central Eastern Europe (CEE)	2,238	1,266	3,504	- 1,439	2,065	1,796	15.0%
Poland's Markets	657	550	1,207	- 634	573	925	-38.1%
Total other business segments	- 410	362	- 48	- 918	- 966	- 1,106	-12.7%
Total	**13,508**	**7,621**	**21,129**	**- 11,521**	**9,608**	**8,263**	**16.3%**

Net interest income

Net interest income for M9 2009 fell by €621 million at €13.5 billion as against €14.1 billion in M9 2008), but was virtually unchanged with a 0.5% rise on a like-for-like basis. **Net interest exceeded** €13.2 billion, a fall of 1.9%, but a 3% rise on a like-for-like basis, when compared with the M9 2008 outturn. This was supported by the CIB area's 14% increase, benefiting from the interest-rate reduction begun in H2 2008 and continued into M9 2009, while commercial banking business was affected by narrowing spreads, especially those on deposits. By contrast, **Dividends and other income** fell by nearly €358 million (down by 61.8%) due to a lower appetite for income on financial investments due to the deterioration of the external situation.

Loans and receivables with customers were €565 billion at September 30, 2009 - a reduction of 8% from December 31, 2008 and 9% from September 30, 2008.

Deposits from customers and Securities in issue were €590 billion at September 30, 2009 as against €591.3 billion at December 31, 2008.

Net interest income (€ million)

	FIRST 9 MONTHS 2009	FIRST 9 MONTHS 2008	CHANGE AMOUNT	CHANGE %
Interest income and similar revenues	27,298	38,849	-11,551	-29.7%
Interest expense and similar costs	-14,011	-25,299	11,288	-44.6%
Net interest	***13,287***	***13,550***	***-263***	***-1.9%***
Dividends and oher income from equity investments	221	579	-358	-61.8%
Net interest income	**13,508**	**14,129**	**-621**	**-4.4%**

Net interest income

Quarterly figures (€ billion)



4.54
4.68
4.91
5.26
4.70
4.81
3.99
Q1 2008
Q2 2008
Q3 2008
Q4 2008
Q1 2009
Q2 2009
Q3 2009

Non-interest income

Non-interest income was €7.6 billion at September 30, 2009 - an increase of 14.6% or 21% on a like-for-like basis over M9 2008. Within this item the share of **Net trading, hedging and fair value income** grew, given income of €1.6 billion as against a loss of €730 million in 2008, while **Net fees and commissions** fell by 19% in M9 2009 to €5.7 billion from €7 billion in 2008. However it is worth noting that the turnaround in the trend seen in Q2 2009 was consolidated in Q3 due to increased demand by investors for financial services and a gradual return to equities.

Net non-interest income (€ million)

	FIRST 9 MONTHS		CHANGE	
	2009	2008	AMOUNT	%
Fee and commission income	6,980	8,517	-1,537	-18.0%
Fee and commission expense	-1,314	-1,514	200	-13.2%
Net fees and commissions	***5,666***	***7,003***	***-1,337***	***-19.1%***
Net trading, hedging and fair value income	***1,651***	***-730***	***2,381***	***n.s.***
Othe administrative income	975	1,078	-103	-9.6%
Other administrative expense	-671	-699	28	-4.0%
Net other expense/income	***304***	***379***	***-75***	***-19.8%***
Net non-interest income	**7,621**	**6,652**	**969**	**14.6%**

Net non-interest income
Quarterly figures (€ billion)



1.91
2.91
1.83
0.84
1.86
3.02
2.74
Q1 2008
Q2 2008
Q3 2008
Q4 2008
Q1 2009
Q2 2009
Q3 2009

The fall in **Net fees and commissions** was largely due to a 30.5% fall in **Asset management, custody and administration** with a negative spike in its most important component, **Fund management** in respect of unit investment funds (down by 38.9%), in line with the shrinking in AUM volumes from M9 2008.

Net fees and commissions (€ million)

	FIRST 9 MONTHS		CHANGE	
	2009	2008	AMOUNT	%
Asset management, custody and administration:	2,216	3,190	-974	-30.5%
segregated accounts	*155*	*247*	*-92*	*-37.2%*
management of collective investment funds	*953*	*1,560*	*-607*	*-38.9%*
insurance products	*408*	*469*	*-61*	*-13.0%*
securities dealing, placement and other services	*700*	*914*	*-214*	*-23.4%*
Current accounts, loans and guarantees	1,785	1,958	-173	-8.8%
Collection and payment services	1,079	1,152	-73	-6.3%
Forex dealing	347	396	-49	-12.4%
Other services	239	307	-68	-22.1%
Total net fees and commissions	**5,666**	**7,003**	**-1,337**	**-19.1%**

Note: 2008 figures were restated due to changes in classification of commissions.

Net fees: % breakdown (%)



2.7
4.2
6.1
16.8
19.0
7.2
12.4
31.5
Segregated accounts
Management of collective investment funds
Insurance products
Securities dealing, placement and other services
Current accounts, loans and guarantees
Collection and payment services
Forex dealing
Other services

Group Results (Continued)

Main Results and Performance for the period (Continued)

Operating costs

Operating costs at September 2009 were €11.5 billion, a reduction of 8% or 4.9% on a like-with-like basis from M9 2008.

Operating costs	FIRST 9 MONTHS		CHANGE	(€ million)
	2009	2008	AMOUNT	%
Payroll costs	- 6,821	- 7,533	712	-9.5%
Other administraitve expense	- 4,087	- 4,443	356	-8.0%
Recovery of expenses	318	417	-99	-23.7%
Amortisation, depreciation and impairment losse on intangible ad tangible assets	- 931	- 959	28	-2.9%
Operating costs	**- 11,521**	**- 12,518**	**997**	**-8.0%**

Operating costs
Quarterly figures (€ billion)


4.14
4.22
4.16
4.17
3.82
3.87
3.83
Q1 2008
Q2 2008
Q3 2008
Q4 2008
Q1 2009
Q2 2009
Q3 2009

Payroll costs were €6.8 billion, a reduction of 9.5% or 6.9% on a like-with-like basis, from M9 2008. This result was due to falls in both headcount and variable compensation (down by 280 million or 30% from M9 2008).

The full time equivalent - FTE[2] **headcount** was 166,421 at September 30, 2009 - a reduction of 8,098 people since the beginning of 2009 and 10,972 people since September 30, 2008.

These reductions from September 30, 2008 mainly concerned:

- Retail (a reduction of 3,281 people, of which 2,527 in Italy) and CIB (a reduction of 1,234 people of which 706 in Italy) mainly due to integration programs and early leaving agreed with former Capitalia Group staff in H1 2009.
- CEE Region (a reduction of 4,717 people) mainly in Ukraine (a reduction of 1,790 people), Poland's Market (a reduction of 1.262 people), Kazakhstan (a reduction of 954 people) and Turkey (a reduction of 702 people);
- Corporate Centers (a reduction of 1,124 people) due to rationalization currently underway;
- GBS (a reduction of 282 people), the result of synergies arising from centralization of IT and back office activities;
- Asset Management (a reduction of 262 people) due to reorganization of the AM subsidiaries.

Other administrative expense amounted to €4.1 billion, a reduction of 8% or 4.8% on a like-with-like basis, from M9 2008. The main reductions concerned in other running costs (down by €68 million), ICT-related costs (down by €67 million), advertising, communications and marketing (down by €124 million), and staff expenses (business travel, training and rentals down by over €76 million), following the efficiency measures taken by the Group in response to the economic downturn.

Other administrative expenses	FIRST 9 MONTHS		CHANGE	
	2009	2008	AMOUNT	%
Indirect taxes and duties	-348	-381	33	-8.7%
Miscellaneous costs and expenses	-3,739	-4,062	323	-8.0%
advertising marketing and comunication	*-244*	*-368*	*124*	*-33.7%*
expenses related to credit risk	*-150*	*-157*	*7*	*-4.5%*
expenses related to personnel	*-254*	*-330*	*76*	*-23.0%*
information communication technology expenses	*-954*	*-1,021*	*67*	*-6.6%*
consulting and professionals services	*-264*	*-263*	*-1*	*0.4%*
real estate expenses	*-987*	*-969*	*-18*	*1.9%*
other functioning costs	*-886*	*-954*	*68*	*-7.1%*
Other administrative expenses	**-4,087**	**-4,443**	**356**	**-8.0%**

Miscellaneous costs and expenses % breakdown (%)


6.5
4.0
6.8
23.7
25.5
26.4
7.1
Advertising marketing and comunication
Expenses related to credit risk
Expenses related to personnel
Information communication technology expenses
Consulting and professionals services
Real estate expenses
Other functioning costs

2. FTE: Staff on the payroll less secondees in other companies and long-term absentees, plus secondees from other companies; all categories are accounted for on the basis of hours worked i.e. that for which the company bears a cost.

Recoveries of expenses amounted to €318 million in M9 2009, a reduction on a like-for-like basis of 23.8% from M9 2008. **Write-downs of tangible and intangible assets** fell by 2.9%, in fact on a like-for-like basis they rose slightly by 2.2%.

Net Profit attributable to the Group

The items between operating and net profit have been reclassified in the following table for the sake of clearer exposition.

Net profit attributable to the Group (€ million)

	FIRST 9 MONTHS		CHANGE		QUARTERLY FIGURES 2009			QUARTERLY FIGURES 2008			
	2009	2008	AMOUNT	%	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating profit	**9,608**	**8,263**	**1,345**	**16.3%**	**2,900**	**3,968**	**2,740**	**1,922**	**2,588**	**3,365**	**2,310**
Goodwill impariment	-	-	-	-	-	-	-	- 750	-	-	-
Provisions for risks and charges	- 377	- 179	- 198	110.6%	- 154	- 155	- 68	- 165	- 51	- 77	- 51
Integration costs	- 321	- 109	- 212	194.5%	- 12	- 242	- 67	- 31	- 18	- 67	- 24
Net write-downs of loans and provisions for guarantees and commitments	- 6,245	- 2,372	- 3,873	163.3%	- 2,164	- 2,431	- 1,650	- 1,328	- 1,074	- 634	- 664
Net income from investments	15	13	2	15.4%	181	- 133	- 33	194	- 359	186	186
Profit (loss) before taxes	**2,680**	**5,616**	**- 2,936**	**-52.3%**	**751**	**1,007**	**922**	**- 158**	**1,086**	**2,773**	**1,757**
Income tax for the period	- 885	- 1,476	591	-40.0%	- 188	- 363	- 334	849	- 388	- 631	- 457
Profit (loss) for the period	**1,795**	**4,140**	**- 2,345**	**-56.6%**	**563**	**644**	**588**	**691**	**698**	**2,142**	**1,300**
Minorities	- 269	- 407	138	-33.9%	- 103	- 90	- 76	- 111	- 104	- 142	- 161
Net profit (loss) attributable to the Group before PPA	**1,526**	**3,733**	**- 2,207**	**-59.1%**	**460**	**554**	**512**	**580**	**594**	**2,000**	**1,139**
Purchase Price allocation effects	- 195	- 226	31	-13.7%	- 66	- 64	- 65	- 75	- 62	- 88	- 76
Net profit (loss) attributable to the Group	**1,331**	**3,507**	**- 2,176**	**-62.0%**	**394**	**490**	**447**	**505**	**532**	**1,912**	**1,063**

Net profit attributable to the Group (€ billion)


First Nine Months 2008
First Nine Months 2009
8.26
9.61
5.62
2.68
4.14
1.80
3.51
1.33
Operating profit
Profit (loss) before taxes
Profit (loss) for the period
Net profit

Group Results (Continued)

Main Results and Performance for the period (Continued)

Goodwill Impairment
No situations occurred such that further goodwill amortization in addition to that made in the 2008 Accounts was necessary.

Provisions for risks and charges
Provisions totaled €377 million, mainly in respect of litigation and tax disputes (€77 million), actions brought to claw back credits repaid by companies in liquidation (€86 million) and pension fund allocations (€36 million, of which €13 million made by HVB).

Integration costs
M9 2009 **integration costs** amounted to €321 million (as against €109 million in M9 2008). Specifically, €275 million were attributable to early leaving incentives and approximately €45 million related to disposals of fixed assets and other functioning costs. The restructuring programs are mainly concentrated in the Corporate & Investment Banking area.

Net Write-Downs of Loans and Provisions for Guarantees and Commitments
As noted above, the deterioration of the economic situation continued to affect asset quality and higher loan loss provisions were therefore necessary. In M9 2009 net write-downs of loans and provisions for guarantees and commitments were €6.2 billion, as against €2.4 billion in M9 2008. This increase was common to all areas, in particular CIB (up by €2.2 billion), Retail (up by €600 million) and CEE (up by €1 billion at constant exchange rates).

Asset quality data have been affected by the continuation of the crisis and confirm the deterioration of credit quality now evident for a number of months. The carrying value of impaired loans was €27.2 billion, a 37% increase over December 31, 2008, the ratio to total customer loans being 4.82% as against 4.23% in June 2009 and 3.24% in December 2008.

The rise in **impaired loans** comprised a €1.8 billion increase in non-performing loans, €2.8 billion in doubtful loans, €1.8 billion in restructured loans and €1 billion in past dues. This was mainly due to corporates operating in Italy, responsible for a rise in the carrying value of impaired loans of some €5 billion and to a lesser extent to German and CEE enterprises.

Loans to customers asset quality (€ million)

	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED LOANS	PAST-DUE LOANS	IMPAIRED LOANS	PERFORMING LOANS	TOTAL CUST. LOANS
As at 09.30.2009							
Face value	32,835	13,152	4,205	3,306	53,498	541,375	594,873
as a percentage of total loans	*5.52%*	*2.21%*	*0.71%*	*0.56%*	*8.99%*	*91.01%*	
Writedowns	20,596	4,126	1,132	409	26,263	3,153	29,416
as a percentage of face value	*62.7%*	*31.4%*	*26.9%*	*12.4%*	*49.1%*	*0.6%*	
Carrying value	12,239	9,026	3,073	2,897	27,235	538,222	565,457
as a percentage of total loans	*2.16%*	*1.60%*	*0.54%*	*0.51%*	*4.82%*	*95.18%*	
As at 12.31.2008							
Face value	28,772	8,949	1,856	2,205	41,782	595,314	637,096
as a percentage of total loans	*4.52%*	*1.40%*	*0.29%*	*0.35%*	*6.56%*	*93.44%*	
Writedowns	18,308	2,772	593	281	21,954	2,662	24,616
as a percentage of face value	*63.6%*	*31.0%*	*32.0%*	*12.7%*	*52.5%*	*0.4%*	
Carrying value	10,464	6,177	1,263	1,924	19,828	592,652	612,480
as a percentage of total loans	*1.71%*	*1.01%*	*0.21%*	*0.31%*	*3.24%*	*96.76%*	

Net Income from Investments

Net income from investments was €15 million in M9 2009, comprising both disposals and write-downs of equity interests.

Assets disposed of at a profit in Q3 2009 included the transfer of a portion of a real estate portfolio to a closed-end property fund, Core Nord Ovest, and the subsequent sale of the majority interest, which generated a capital gain of €132 million, the disposal of interests in the Omicron Plus fund, issued in December 2008, for a capital gain of €236 million and the sale of a property portfolio in Veneto (€27 million). Other assets disposed of in Q3 2009 included Heidelberg Cement (€44 million) and BPH (€10 million). Write-downs made in Q3 2009 concerned private equity funds (€202 million), Bank of Valletta (€26 million) and Burgo (€10 million).

Profit before Taxes

In M9 2009 **Operating profit** of €9.6 billion, after **Provisions for risk and charges** of €377 million), **Net write-downs on loans and provisions for guarantees and commitments** of €6.2 billion), **Net income from investments** of €15 million and **Integration costs** of €321 million, produced **Profit before taxes** of €2.7 billion as compared to €5.6 billion in M9 2008.

Breakdown of Profit before Taxes by Business Segment

This table gives for each business segment a breakdown of **profit before taxes** starting from **operating profit**. Please see the corresponding sections above for analysis of individual items.

Profit before tax by business segment (€ million)

	OPERATING PROFIT	PROVISIONS FOR RISKS AND CHARGES	INTEGRATION COSTS	NET WRITE DOWNS OF LOANS AND PROV. FOR GUAR. AND COMM.	NET INCOME FROM INVESTMENTS	PROFIT BEFORE TAX FIRST 9 MONTHS 2009	PROFIT BEFORE TAX FIRST 9 MONTHS 2008
Retail	2,263	- 72	- 79	- 1,386	- 6	720	2,206
Corporate & Investment Banking (CIB)	5,313	- 124	- 217	- 3,288	- 281	1,403	1,504
Private Banking	187	- 6	- 2	- 6	2	175	311
Asset Management	173	-	- 12	-	18	179	503
Central Eastern Europe (CEE)	2,065	- 24	- 3	- 1,221	11	828	1,538
Poland's Markets	573	-	-	- 91	26	508	879
Parent company and other companies	- 966	- 151	- 8	- 253	245	- 1,133	- 1,325
Group Total	**9,608**	**- 377**	**- 321**	**- 6,245**	**15**	**2,680**	**5,616**

Income Taxes for the Period

Income taxes for the period were €885 million, the tax rate being 33% as compared to 26.3% in M9 2008.

Net Profit Attributable to the Group

Net Profit of €1,795 million, less **Minorities** of €269 million and the effect of **Purchase Price Allocation** mainly arising out of the acquisition of the Capitalia Group (€195 million), resulted in **Net profit attributable to the Group** of €1,331 million as against €3,507 million in M9 2008.

Group Results (Continued)

Capital and Value Management

Principles of Value Creation and Disciplined Capital Allocation

With the aim of creating value for our shareholders, the Group's strategic guidelines require that its asset portfolio be optimized through a process of capital allocation to each business line in relation to its peculiar risk profile and ability to generate extra income measured as **EVA**, which is the main performance indicator related to TSR (Total Shareholder Return). Developing the Group's business with the goal of creating value requires a disciplined process of capital allocation and management through all the phases of the planning and control process, i.e.:

- Proposing risk propensity and capitalization targets;
- Analyzing risk associated with value creation drivers and consequent allocation of capital to business lines and individual business units;
- Assigning risk adjusted performance targets;
- Analyzing the impact on the value of the Group and the creation of value for our shareholders;
- Drawing up and proposing the financial plan and dividend policy.

The process of allocation is based on a 'dual track' logic, i.e., the higher between economic capital and regulatory capital (Core Tier 1) is allocated at the consolidated level and for each business line/business unit.

If economic capital is higher, this approach makes it possible to allocate the real risk capital which Bank of Italy does not consider yet and, if regulatory capital is higher, to allocate capital in accordance with the regulatory requirements.

EVA by business segment (€ million)

	FIRST 9 MONTHS	
	2009	2008
Retail	104	1,041
Corporate Investment Banking (CIB)	-111	-274
Private Banking	101	166
Asset Management	104	334
Central Eastern Europe (CEE)	142	584
Poland's Markets	156	322
Other components[1]	-1,784	-1,296
Total	**-1,288**	**877**

Notes:
Figures were adjusted, if necessary, to include changes in scope of consolidation, in scope of operations and in assets held for sale. H1 2008 figures were restated following Basel 2 regulations.
1. Global Banking Services, Corporate Centre, interdivisional adjustments and consolidation adjustments not attributable to individual business segments.

Capital Ratios

The Group manages its capital dynamically by monitoring regulatory capital ratios, anticipating the measures needed to achieve its objectives and optimizing assets and shareholders' equity. Planning and monitoring concern on the one hand Shareholders' Equity and the composition of Regulatory Capital (Core Tier 1, Tier 1, Lower and Upper Tier 2 and Tier 3 Capital) and on the other Risk Weighted Assets (RWA).

Under Basel II the importance of the latter has increased. Calculation of Risk Weighted Assets for portfolios managed using the advanced approach, no longer depends solely on the face value of the asset, but also on the corresponding credit parameters. As well as changes in volume, it is therefore crucial to monitor and predict the future trend of credit quality on the basis of the macroeconomic scenario, i.e. the pro-cyclicality effect.

Each year the Group sets a Core Tier 1 ratio target such that it has sufficient credit standing with the larger international banking groups.

Core Tier 1 Ratio (Basel 2) is **7.55%**, the **Tier 1 Ratio** is **8.39%** and the **Total Capital Ratio** is **12.08%**. Considering the capital increase announced on 29 September, the ratios would be the followings: Core Tier 1 Ratio 8.39%, Tier 1 Ratio 9.24%, Total Capital Ratio 12.92%.

Capital ratios (€ million)

	AS AT		2008[1]	
	09.30.2009 PROFORMA[2]	09.30.2009	AFTER CAPITAL INCREASE	BEFORE CAPITAL INCREASE
Total capital	59,348	55,463	57,542	54,544
Tier 1 Capital	42,436	38,551	37,840	34,843
Core Tier 1 Capital	38,523	34,666	33,725	30,755
Total RWA	459,287	459,287	512,532	512,532
Total Capital Ratio	**12.92%**	**12.08%**	**11.23%**	**10.64%**
Tier 1 Ratio	**9.24%**	**8.39%**	**7.38%**	**6.80%**
Core Tier 1 Ratio	**8.39%**	**7.55%**	**6.58%**	**6.00%**

1. Values restated considering the inclusion in Tier 2 Capital of the portion of the translation reserve associated with foreign net investments, re-computing the deductions for fair values changes due to differences in own credit rating, and re-calculating the intercompany components of subordinated debts.
2. Proforma figures include the capital increase announced on September 29, 2009.

Shareholder's Equity Attributable to the Group

Shareholders' equity attributable to the Group, including net profit for the period of €1,331 million, was €59,300 million as at September 30, 2009 as against €54,999 million at December 31, 2008. The table below shows the main changes in M9 2009.

Group Shareholders equity (€ million)

Shareholders equity as at December 31, 2008	**54,999**
Capital increase (net of capitalized costs)	2,839
Forex translation reserve	-674
Change in afs / cash-flow hedge reserve	1,083
Others[1]	-278
Net profit for the period	1,331
Shareholders equity as at September 30, 2009	**59,300**

1. Mainly due to options on Minorities.

Information on Risks

The Group monitors and manages its risks through rigorous methodologies and procedures proving to be effective through all phases of the economic cycle. The control and steering of Group risks are exerted by the Holding Company Risk Management function (Group CRO), to which the following tasks have been assigned:

- optimize asset quality and minimize the cost of the relevant risks, in line with the risk/return targets assigned to each business area;
- determine, in concert with the CFO, the Group's risk appetite and evaluate its capital adequacy and the cascading to the business Areas / Legal Entities;
- define the Group risk managerial rules, methodologies, guidelines, policies and strategies;
- set up a credit and concentration risk control system both of single counterpart / economic groups and significant clusters (e.g. as geographical areas / economic sectors), monitoring and reporting the limits defined beforehand;
- define and provide to the business Areas and to the Legal Entities the valuation, managerial, monitoring and communication criteria of the aforesaid risks and ensure the consistency of systems and control procedures both at Group and Legal Entity level;
- create and spread a risk culture across the whole Group;
- support the business Areas to achieve their targets, contributing to product and business development;
- verify, by means of the initial and on going validation process, the adequacy of the risk measurement systems adopted by the Group Entities, steering the methodological choices towards increasingly high and uniform qualitative standards, and control the consistency of the usage of the above systems within the processes;
- set up an adequate system of preventive risk analysis, in order to quantify the impacts on the Group's economic-financial structure due to a quick worsening of the economic cycle or to other shock factors (i.e. Stress Test).

Credit market turmoil has affected the global banking system since the second half of 2007, contributing to a sharp slowing of the world economy. This macroeconomic scenario has entailed an increase in the cost of credit risk, a decrease in asset values, as well as higher costs deriving from write-downs and depreciation of some assets combined with a decrease in profitability. Although the Group has an adequate level of portfolio diversification, it is nevertheless exposed to risks if loan counterparties become insolvent or are unable to meet their obligations. Difficulties could arise in the recovery process of asset values proving inconsistent with current appraisals.

Furthermore, recessionary conditions have worsened in almost all Countries where the Group operates and signs of deteriorating economic conditions are still present even though at different degrees. Despite there being signs that the recession may be slowing, the timing of a sustained economic recovery nevertheless remains uncertain.

In light of the still challenging macroeconomic environment a sound and effective risk management has highest priority within the Group and the new Group CRO governance model consequently emphasizes this guiding principle.

The new Group Risk Management framework aims at ensuring the right balance between "risk type" and "transactional specialization" by adopting a matrix approach. Group portfolios will be clustered by risk type ("credit and cross-border risks", "market risks" and "operational & reputational risks") and will intersect with transactions grouped on a sector level (CIB & PB, CEE, Retail, Treasury, Asset Management). This matrix approach will lead to the set-up of two different responsibility centers on risk. On the one hand, the "Portfolio Risk Managers" focused and specialized on the portfolio risks from a Group and cross-sector perspective, in charge of translating the group risk appetite into risk strategies and limits across all Group Business Areas and Legal Entities. On the other, the "Transactional Risk Managers" will be the responsibility centers for the risks originated by the Group "risk taking" functions (i.e. Business units, Treasury, Asset Management, CEE countries). They will be in charge of implementing divisional and local strategies guaranteeing consistency with portfolio risk guidelines and limits.

Besides Portfolio and Transactional Risk Managers, the new Risk Management set-up comprises: (i) the Strategic Risk Management and Control department, responsible for, among the others, the management of the Basel 2 activities (including measurement of internal capital according to Pillar 2, definition of the risk appetite and the "ICAAP" coordination) as well as centralized risk reporting and risk policies functions for all the risks at Group level, (ii) a specialized department ("Special Credit"), responsible for coordinating, addressing, supporting and – with reference to relevant files – managing, restructuring and work-out activities.

In accordance with the Risk Management architecture redesign, the set-up, role and rules of the Group Committees responsible for risk topics have been revised. In order to strengthen the capacity of independent steering, coordination and control of Group risks, to improve the efficiency and the flexibility in the risk decisional process and to address the interaction between the various involved functions, three distinct levels of Risk Committees have been set-up:

- the "Group Risk Committee" being responsible for the Group strategic risk decisions;
- the "Group Portfolio Risks Committees", tasked with addressing, controlling and managing the portfolio risks;
- the "Group Transactional Committees" that will be in charge of evaluating the single counterparts/transactions impacting the overall portfolio risk profile.

Regarding the compliance with the "Second Pillar" of the New Capital Accord (Basel 2), a specific capital adequacy valuation process was developed, based on existing approaches. It envisages a general framework as well as a set of specific guidelines aimed at setting out a common approach at Group level in the areas of capital planning, the definition of risk appetite and the measurement, management, control and governance of risks. In addition, synthetic indicators were introduced to better support processes as capital planning and capital adequacy. The Group's risk profile is represented by internal capital that is calculated by aggregating risks plus a conservative "cushion" which incorporates model risk and the variability of the economic cycle, and it is compared with available financial resources (AFR). Thus, risk-taking capacity is calculated as the ratio of AFR to Internal capital. The achievement of capital adequacy also implies proper risk management based on the involvement of senior management by identifying the appropriate decision-making Bodies, properly assigning duties and responsibilities and reviewing the overall process.

The identification of risk appetite is therefore a key element of the capital adequacy assessment process. In detail it is made up by a set of metrics that represent the target and limit levels of risks the Group is willing to take on in order to pursue the defined objectives. A new process was developed last year and reviewed for the 2010 budgeting process.

In accordance with the implementation plan for the Advanced Internal Rating Based (A-IRB) approach, which have been communicated to Bank of Italy in September 2008, the Group has either implemented or is in the process to extend the A-IRB approach to further subsidiaries of the Group.

With regard to the use of the AMA (Advanced Measurement Approach) model for the calculation of capital to cover operational risks, this method, which is determined centrally by the Parent Company, will be extended to the Group's main entities over time on the basis of a specific implementation plan.

In the third quarter of 2009 relevant enhancements to the Credit Portfolio Model, used for estimating Economic Capital on credit risk, have been introduced. A revision of the global correlation framework was implemented and combined with a more granular description of Central and Eastern European countries' dependencies on macroeconomic variables. The correlation between retail and corporate exposures was reviewed producing, on a global basis, a more robust design of the dependencies in light of the recent financial turmoil.

Further enhancements of the framework, e.g. introducing a methodology for risk appetite regarding Country Risks, are either ongoing or will be planned in the course of 2010.

During the reporting period, the Group continued the reorganization of the Market Risk department. The harmonization and integration of VaR calculation models and systems allowed the Group to implement the pilot version of the Group's new unified internal model in Q1. Similarly, the Parent Company's Market Risk function has intensified its monitoring and control of portfolios' risk profiles by introducing individual risk limits[1] for additional risk factors and by revising and updating the limits introduced in 2008.

During the same period, the Group also introduced statistical models to study retail customers' behavior in connection with assets and liabilities with unspecified maturities (sight deposits) or with a prepayment option (residential mortgages). The risk associated with changes in interest rates is therefore complemented by an assessment of the likely statistical error of forecast models.

In order to ensure that product and portfolio valuations are as conservative as possible, specific guidelines were issued concerning the evaluation of derivatives and the identification of model reserves. These guidelines focus in particular on

1. Limits applied on risk factors (e.g. interest rates, FX rates, index or stock prices etc.).

Group Results (Continued)

Information on Risks (Continued)

structured credit derivatives; however the relevant calculations have been extended to cover all types of financial products, and thus all asset classes.

As far as liquidity risk is concerned, this year the Group Liquidity Policy was updated with a view to adopting an even more prudent liquidity management policy, both in the short and the long term, and also for currencies other than the Euro.

The experience of the recent turmoil was used in the regular update of the Group's Liquidity Policy, strengthening the resilience of the Group to future liquidity shocks. Also in light of the period it took for the market to regain market liquidity, the liquidity exposure of the Group has been reduced, reflecting the diminishing risk appetite. Due to improvement in the markets, this risk reduction was achieved relatively easily.

The Group's transfer price policy was updated in order to provide a more efficient allocation of liquidity within the Group and ensure adequate liquidity pricing based on market conditions.

The following sets forth some specific risk factors connected, in particular, with market liquidity, interest rate fluctuations, exchange rates, and the performance of the financial markets that are particularly affected by the present global financial scenario and upon which the results of the Group depend. Constant monitoring and management of such risk factors allow to continue to resort to the principle of business continuity in preparing the Consolidated Interim Report.

Risks connected with interest rate fluctuations

Results are affected by interest rate trends and fluctuations in Europe and in the other markets where the Group operates. In particular, the results of banking and lending operations depend on managing sensitivity to interest rate exposure. In the absence of suitable hedging instruments, any misalignment between interest income and interest expense could have significant effects on financial standing and operating profits.

Risks connected with exchange rate fluctuations

A significant portion of UniCredit Group business is done in currencies other than the euro, predominantly in the legal tender of CEE States and in United States dollars. The Group is therefore exposed to risks connected with fluctuations in exchange rates and with the monetary market. Since the financial statements and interim reporting are prepared in Euro, the necessary currency conversions are made in accordance with the applicable accounting standards. Any negative change in exchange rates could thus have effects on the Group's performance.

Risks connected with the performance of the financial markets

Group results depend significantly on the performance of the financial markets. In particular, volatility and the unfavorable performance of financial markets affect: (i) the flows from the placement of savings under management and administration products with the resulting impact on the levels of placement commissions earned; (ii) management commissions, by virtue of the lower value of the assets (direct effect) and due to redemptions caused by unsatisfactory performance (indirect effect); (iii) operations by the Markets unit, with particular reference to placement and brokerage of financial instruments; and (iv) the results of the banking portfolio and of the trading portfolio.

Results by Business Segment

The following table shows the results for first nine months of 2009 by business segment; details will be provided in the following sections.

Key figures (€ million)

	RETAIL	CORPORATE & INVESTMENT BANKING (CIB)	PRIVATE BANKING	ASSET MANAGEMENT	CENTRAL EASTERN EUROPE (CEE)	POLAND'S MARKETS	PARENT CO. AND OTHER SUBSIDIARIES CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL
Income statement								
OPERATING INCOME								
First 9 months 2009	7,565	7,790	587	524	3,504	1,207	-48	21,129
First 9 months 2008	*8,787*	*5,376*	*704*	*875*	*3,409*	*1,731*	*-101*	*20,781*
Operating costs								
First 9 months 2009	-5,302	-2,477	-400	-351	-1,439	-634	-918	-11,521
First 9 months 2008	*-5,686*	*-2,602*	*-413*	*-393*	*-1,613*	*-806*	*-1,005*	*-12,518*
OPERATING PROFIT								
First 9 months 2009	2,263	5,313	187	173	2,065	573	-966	9,608
First 9 months 2008	*3,101*	*2,774*	*291*	*482*	*1,796*	*925*	*-1,106*	*8,263*
PROFIT BEFORE TAX								
First 9 months 2009	720	1,403	175	179	828	508	-1,133	2,680
First 9 months 2008	*2,206*	*1,504*	*311*	*503*	*1,538*	*879*	*-1,325*	*5,616*
EVA[1]								
First 9 months 2009	104	-111	101	104	142	156	-1,784	-1,288
First 9 months 2008	*1,041*	*-274*	*166*	*334*	*584*	*322*	*-1,296*	*877*
Cost/income ratio								
First 9 months 2009	70.1%	31.8%	68.1%	67.0%	41.1%	52.5%	n.s.	54.5%
First 9 months 2008	*64.7%*	*48.4%*	*58.7%*	*44.9%*	*47.3%*	*46.6%*	*n.s.*	*60.2%*
Employees[2]								
as at September 30, 2009	49,953	14,777	2,984	1,967	52,771	20,663	23,306	166,421
as at December 31, 2008	*52,232*	*15,712*	*3,077*	*2,165*	*56,066*	*21,406*	*23,861*	*174,519*

Notes

Figures were adjusted, if necessary, to include changes in scope of consolidation, in scope of operations and in assets held for sale. Furthermore, they were changed due to the completion of PPA (Purchase Price Allocation) and reclassification of private equity figures.

1. 2008 figures were restated following Basel 2 regulations.

2. "Full time equivalent". These figures include all the employees of subsidiaries consolidated proportionately, such as Koç Financial Services.

Group Results (Continued)

Retail

Introduction

UniCredit Group's **Retail Strategic Business Area**[1] focuses on satisfying the financial needs of the mass market and of affluent individuals, as well as small businesses. The Retail SBA Retail's fundamental role is to enable individuals, families and small business customers to satisfy their financial needs by offering them a complete range of high-quality, reliable products and services at competitive prices.

In addition to the three new Italian commercial banks created on November 1, 2008 (**UniCredit Banca**, **UniCredit Banca di Roma** and **Banco di Sicilia**), the Retail SBA includes the retail business areas of **HypoVereinsbank** in Germany and **UniCredit Bank Austria**.

Furthermore, the Retail SBA included **UniCredit Family Financing Bank**, the new Group bank supporting the SBA's banks with solutions that meet the varied financing requirements of households, resulting from January 2009, from the integration between UniCredit Consumer Financing - a Group company specializing in consumer credit - and UniCredit Banca per la Casa - which specializes in home mortgages.

Finally, last May the Retail SBA included Asset Gathering, the business area specializing in individual retail customer deposits through the direct channel and the network of financial consultants. Asset gathering operates through **FinecoBank** in Italy, **DAB Bank** in Germany and **DAT Bank** in Austria; these banks offer all the banking and investment services of traditional banks, but distinguish themselves for their specialization in the businesses of online trading and for unique focus on technological innovation.

Financial Performance

Statistics concerning Q3 2009 show some improvement in the economic situation. Nevertheless, continuing uncertainty requires caution in interpreting the scale and sustainability of the economic recovery. The first nine months of 2009 began in an environment characterized by the financial crisis and a slowdown in the real economy in Europe. Retail SBA's consolidated results were affected by the extreme conditions of market rates and by the financial markets turmoil, which impaired revenues, and by the deterioration of the credit scenario that led to a worsening of banking assets.

Retail SBA's result was affected by the trend of **operating income**, that amounted to €2,276 million in the third quarter of 2009 alone, down by 13% from the second quarter of 2009, and totaled €7,565 million for the first nine months of 2009 (-14% y/y). This result was strongly affected by the negative performance of **net interest income**, due to the sharp drop in rates, which accelerated in the third quarter of 2009 as Euribor reached an all-time low, (at the end of September one-month Euribor fell below the threshold of 50 basis points which means an average decrease of more than 300 basis points in the first nine months of the 2009 from the same period of 2008). The gradual reduction in market rates has had a negative impact on Retail SBA's profits from the spread over deposits. On the credit side, the effects of the abolition of the commission on the highest overdrawn amount *(commissione di massimo scoperto)* have penalized Q3 2009 results.

Income Statement (€ million)

RETAIL	FIRST 9 MONTHS 2009	FIRST 9 MONTHS 2008	CHANGE %	2009 Q3	2009 Q2	CHANGE % ON Q2 09	2008 Q3
Operating income	7,565	8,787	-13.9%	2,276	2,616	-13.0%	2,811
Operating costs	-5,302	-5,686	-6.8%	-1,709	-1,800	-5.1%	-1,852
Operating profit	2,263	3,101	-27.0%	567	816	-30.5%	959
Net write-downs on loans	-1,386	-791	+75.2%	-392	-513	-23.6%	-286
Profit before tax	720	2,206	-67.4%	156	197	-20.8%	637

1. The Introduction describes the main organizational changes and main business areas and/or legal entities that make up the Retail Strategic Business Area Retail, also called Retail SBA. The Financial Performance section reports the Retail SBA's overall consolidated results based on the scope of consolidation as at September 2009. Results of 2008 are aligned with the new consolidation scope to ensure comparability.

In the first nine months of 2009 the Retail SBA registered a strong contraction in commissions. This result was heavily influenced by the drop in trading and asset management fees mainly due to the reduction in the value of assets under administration and management resulting from the financial market crisis.

Q3 2009 shows only a slight decrease from the previous quarter on the commissions side, despite the drop in asset management and administration fees due to the summer break. This seasonal drop in commissions in the third quarter was partly offset thanks to the positive contribution of the commitment commission which starting from July, as provided by *the crisis decree* replaced the previous calculation method (i.e. the percentage of the highest amount of customer borrowing during the period).

The measures to improve efficiency implemented by the Retail SBA at the beginning of 2009 had a positive impact on **operating costs**. In the third quarter of 2009, operating costs showed a further decrease to €1,709 million at the end of September, which means a significant contraction (-5%) from the previous quarter. In the first nine months of 2009 operating costs totalled €5,302, down by 6.8% year-on-year, despite the wage increases resulting from the new collective labour agreement.

This reduction was mainly due to the drop in payroll costs as a result of the staff downsizing following the Group's integration of former Capitalia banks which was funded by a leaving incentive program that started in 2008 to achieve greater efficiency. As at September 30, 2009 the number of FTEs *(Full Time Equivalents)* in the Retail SBA dropped by a further 478 employees from June, which translates into a reduction of 2,279 employees (-4.4%) year to date. Cost containment measures were also applied to other administrative expenses which strongly decreased from the end of 2008 despite the impact of about €40 million following the regulation that introduced the requirement to apply VAT to intra-group transactions.

The **cost-income ratio** of September 2009 stood at 70% dal 65% of 2008 due to the reduction in revenues that was only partially offset by greater cost management efficiency.

The above components contributed to an **operating profit** of €567 million in the third quarter of 2009, with a 30% decrease from the previous quarter. In the first nine months of 2009 operating profit totalled €2,263 million, down by 27% year on year. In terms of geographical contribution to the SBA's total profit, Italy's considerable contribution of 74% of total operating income generated 83% of overall operating profit of first nine months of 2009, which was down from the 84% of 2008, while Austria and Germany contributed the remaining 17%.

Profit before taxes was heavily affected by **net write-downs on loans**, which in the first nine months of 2009 rose sharply over the previous year to a total of €1,386 million compared to €791 million in September 2008 (+75% y/y). This increase, which is entirely attributable to the Italian portfolio, was partly due to the different risk coverage methods of new impaired loans flows gradually applied to the former Capitalia portfolio during 2008. Additionally, a marked progressive credit deterioration resulted from the international financial crisis that began in the second half of 2008, affecting both private individuals and small business borrowers, who recorded default rates 40% higher than in 2008. Also write-downs on loans showed signals of improvement in the third quarter of 2009. The €392 million write-downs in

Key Ratios and Indicators

	FIRST 9 MONTHS		CHANGE	
RETAIL	2009	2008	AMOUNT	%
EVA (€ million)	104	1,041	-937	-90.01%
Absorbed Capital (€ million)	5,038	6,010	-972	-16.17%
RARORAC	2.75%	23.10%	n.s.	
Operating Income/RWA (avg)	13.73%	13.02%	71pb	
Cost/Income	70.1%	64.7%	540pb	
Cost of Risk	1.06%	0.57%	49pb	

Staff Numbers

	AS AT			CHANGE ON DEC '08	
RETAIL	09.30.2009	06.30.2009	12.31.2008	AMOUNT	%
Full Time Equivalent	49,953	50,431	52,232	-2,279	- 4.4%

Group Results (Continued)

Retail (Continued)

Q3 2009 showed a tangibile decrease (-24%) from the previous quarter thanks to the positive impact of two programs of economic support launched in Italy at the end of Q1 (one designed to support small business undergoing temporary financial difficulties but without structural problems in their business; the other dedicated to supporting private individuals to meet their obligations by endeavouring to secure from the client a continuous flow of payments in keeping with their temporary difficulty) and thanks to the reduction of the cost of discounting net impaired loans due to the adjustment of the interest rates used.

Retail **profit before taxes** totaled €720 million for the first nine months, which translates into a strong decrease from the previous year (-67%). The very different economic environments in the two periods do not allow a constructive comparison of these two results. More indicative is the good result achieved by the Retail SBA in this difficult environment: **profit before taxes** amounted to €156 million, down by 21% from the previous quarter.

With regard to credit quality, in September the Retail SBA reported an **annualized cost of risk** of 106 bps, representing an increase of about 49 bps over September 2008, which should be interpreted as the effect of an increase in non-performing loans due to the worsening credit scenario in the last year.

With the aim of creating shareholder value, retail has continued to implement a number of actions to ensure efficient capital allocation, which allowed to generate EVA in the amount of €104 million for the first nine months of 2009, which however represents a strong decline from 2008.

The balance of **loans and receivables with customers** (€169 billion) was down of €5 billion from June and of nearly €11 billion (-6%) from last December confirming the downward trend affecting the entire banking industry. Despite the downturn in the economic cycle, the Retail SBA's strategy in the area of loan management was to provide adequate financial support to business initiatives and needs of households without, however, neglecting careful assessment of creditworthiness, which has always been a feature of the Group's business. In the first nine months of the year new loans to households were made totaling €4.5 billion, and new short, medium and long-term loans totaling €7.8 billion were made to small business customers.

In September 2009, **deposits from customers** in the Retail SBA, including deposits and securities in issue, totaled €243 billion representing an increase of nearly €1 billion over June and of €26.6 billion (+12.3%) over year end. Without the bond issue of UniCredit Family Financing Bank (aimed to fund the mortgages stock following the carve-out of ex-Capitalia banks) the real growth in direct deposits (10 billion) is due to the strong customer preference for simpler and more secure savings instruments, strongly contributing to the Group funding in an environment with conditions of uncertainty of the interbank market.

Balance Sheet (€ million)

	AMOUNTS AS AT			CHANGE ON DEC '08	
RETAIL	**09.30.2009**	**06.30.2009**	**12.31.2008**	**AMOUNT**	**%**
Loans to customers	169,295	174,282	180,280	-10,985	-6.1%
Customer deposits (incl. Securities in issue)	242,529	241,946	215,915	26,614	+12.3%
Total RWA	69,933	73,170	80,410	-10,477	-13.0%
RWA for Credit Risk	56,271	59,009	67,278	-11,007	-16.4%

Breakdown of loans by country and deposits

	LOANS TO CUSTOMERS		CHANGE	DEPOSITS FROM CUSTOMERS AND DEBT SECURITIES IN ISSUE		CHANGE
RETAIL	**09.30.2009**	**12.31.2008**	**%**	**09.30.2009**	**12.31.2008**	**%**
Italy	115,762	121,103	-4.4%	178,208	152,356	+17.0%
Germany	35,060	39,990	-12.3%	31,686	35,347	-10.4%
Austria	18,473	19,187	-3.7%	32,635	28,212	+15.7%
Total	**169,295**	**180,280**	**-6.1%**	**242,529**	**215,915**	**+12.3%**



Business areas and SBA strategy analyzed by individual businesses/ regions

The two graphs show the breakdown of volumes of financial assets and overall loans of customers of the Retail SBA at the end of September 2009 broken down by country and product. Of **total financial assets** of about €378 billion, **Italy** contributed 68%, **Germany** 19% and **Austria** 13%. In **Italy** registered a greater penetration of indirect deposits (61%) (assets under management and administration) that contributed 73% of total indirect deposits, while in **Germany** and **Austria**, two countries that traditionally have higher percentages of savings deposits, the weighting was much lower at 55% and 39% respectively.

Of total **loans to customers** of about €169 billion, **Italy** contributed 67%, **Germany** 21% and **Austria** 12%. The mix was also different in the three countries. **Mortgages** for home purchases represented in all areas the largest product with average penetration of about 57%. In the area of **consumer credit**, Italy contributed 62% of the €14 billion in total loans. Finally, in the area of **loans to small businesses**, Italy contributed about with 92% of short-term loans in the Retail SBA due to the strong penetration of short term loans that accounted for 50% of loans in the segment, 15% of loans in Austria and only 7% of loans in Germany.

Customers Total Financial Assets[1-2]
September 2009 (€ billion)


258[3]
100
85
70
31
22
50
30
12
8
Direct deposits
AUM
AUC
IT
GE
AU
68%
19%
13%
Share of total

1. Business volumes which have been classified differently from accounts data
2. Data including asset of Fineco Bank in Italy, DAB Bank in Germany and DAT bank in Austria.
3. New commercial network data, net of Institutionals.

Total Loans to Customers (excluding non-performing loans)
September 2009 (€ billion)


114
14.5
65
35
1.5
0.9
0.4
12
20
20
0.9
2.2
0.4
11
Other
SB M/L term
SB short term
Consumer credit
Households Mortgages
IT
GE
AU
67%
21%
12%
Share of total

Retail Network Italy

Following the crisis in the second half of 2008 that affected the economy with considerable repercussions for households and small businesses, the Retail Area has intensified its efforts to satisfy customers' needs. As one of the activities aimed at monitoring and improving customer satisfaction, such as the TRI*M Index, Mystery Shopping and the Q48 project, which were already described in H1 2009, in Q3 2009 the SBA launched an activity that is aimed at standardizing customer **complaint management** processes at commercial banks using a single operating tool to monitor complaints and response times in an effort to further improve **Customer Satisfaction.**

These customer retention efforts have been rewarded in terms of customer satisfaction. In September, the customer satisfaction index (TRI*M)[2] improved by a further 2 points compared to June, posting an overall improvement of 6 points over December 2008. In short, after the recovery reported in H1 2009, UniCredit confirmed its leadership position with a 6-point advantage over its main competitors.

2. The **TRI*M Index** measures the level of customer retention through a weighted summation of assessments that interviewees give the Company based on 4 main retention indices, two of which are related to the degree of satisfaction (overall satisfaction and likelihood to recommend), while the other two measure loyalty (likelihood of repeat purchases and competitive advantage).

Group Results (Continued)

Retail (Continued)

The **SRT** project (from the Italian abbreviation for "It's Easy to Save Time"), which was launched in 2005 with a considerable investment program, continued with the goal of improving the quality of service provided to customers through the use of channels other than bank tellers and freeing branch personnel from low value-added activities so they can be used in sales-related activities. In Q3 2009, the Division continued the installation of advanced **ATM Payment** machines and **Spinta SRT2** self-service areas. This activity was aimed at expanding the network of direct channels available to customers and made it possible to further reduce activities previously performed at teller windows by moving them to advanced channels where, at the end of September 2009, about 70% of transactions were performed with a positive impact on customers in terms of lower wait times and the perception of a more proactive approach.

In Q3 2009, in the **Mass Market Segment**, a service model was implemented that is based on covering customer needs, which are measured using the **BIS (Satisfied Needs)** Index. In fact, the new tool called ***Unico AFP*** was introduced to support branch staff assisting households and individuals in their customer assistance activities. The new *Unico AFP* was designed to meet the needs of those who work in this segment every day in order to increase the coverage of customer needs. This tool makes it possible to identify and prioritize the most important sales opportunities by simplifying work through the use of an uncomplicated and quick structure.

In Q3 2009, **Genius Card** was rolled out as an innovative and distinctive product. Genius Card is the new alternative to the current account, and it was created to meet the needs of those seeking a simplified relationship with the Bank. In fact, Genius Card is a registered prepaid card, which, due to its IBAN code, makes it possible to carry out major transactions (such as receiving bank transfers, salaries and pension payments). The product, well received by customers, has generated a significant increase in sales in the transaction area with about 60,000 cards sold in the first two months since it was launched.

There were also significant innovations in the area of lending, where, in collaboration with UniCredit Family Financing Bank, the Division launched a new personal loan called **CreditExpress Premium** which supplements the recently launched Credit Express Dynamic. CreditExpress Premium is a personal loan that rewards uninterrupted customer payments by giving customers a gradual annual discount on the rate. In addition, the ***Senzapensieri*** range of account overdraft products intended for individual customers was completed with €1,200, €2,400 and €5,000 versions.

As regards the **Personal Banking Segment**, in Q3 2009 several initiatives were launched. A geomarketing initiative was launched in support of customer and respective financial assets development, which, through a structured process, is aimed at identifying the names of affluent prospects and former customers to be contacted to introduce them to the "First" relationship management program and offer them an exclusive range of services. The initiative *"Recupera il Cliente"* [Bring Back Customers] targets affluent customers lost in 2009 and is aimed at bringing them back with the help of a specific range of services. In addition, in terms of products, the Division launched the sale of ***Conto Salvadanaio***, the product aimed at bringing in new customers and financial assets. Finally, Q3 2009 saw an emphasis on Customer Care and the revival of asset management products.

In the **Small Business Segment**, in Q3 2009 the new **Big in Business** project was launched which is aimed at reinforcing the sense of belonging of colleagues who work every day in the area in order to increase the quality of services offered and improve support for companies at this difficult time. Now that the **Prime** centers are up and running, in Q3 2009 the Division continued to provide training courses based on the **Business Prime** service model to all small business consultants and to newly hired small business center managers. Furthermore, consultants for individual entrepreneurs continue to be added to small business centers that do not have these resources. The Division also continued to open new **Business Easy** centers that offer an innovative remote service dedicated to small businesses. In the sales area, initiatives aimed at presenting the new global consulting model to companies with a service dedicated to small businesses, and activities aimed at increasing our share of involvement in loans made to customers continued to support the work of small business consultants. In the ***Sviluppo*** channel, training was started for all newly hired business development center staff and managers with a particular emphasis on the needs of potential customers and on the process of optimizing customer care for new customers.

The operational development of the ***Progetto Impresa Italia*** [Italy Business Project] continued in an effort to provide real lending support to small businesses. This initiative, which is aimed at

supporting the real economy and was launched at the beginning of the year, calls for allocating an additional amount of loans to support businesses; these loans are to be distributed in the area through trade associations and Confidi to insure an inflow of funds at a time when there is a liquidity crisis in markets. Nine months from the launch of this economic support project, which called for the allocation of €7 billion at the Group level (including €3 billion for small businesses), 433 trade associations and Confidi were authorized to participate, representing 43% of the market, and about €486 million in new loans were approved. As a further effort to improve support to companies by providing innovative tools and solutions, on September 2 the new ***SOS Impresa Italia*** agreement was signed with associations of artisans and commerce with the aim of rescuing 10,000 companies that are structurally sound but are experiencing difficult times. By October, this project plans to initiate local round-table discussions in which the bank and trade associations can hold discussions to collectively find the best solutions for businesses having difficulties.

In terms of **sales performance**, in **Italy** the new sales structure consisting of UniCredit Banca, UniCredit Banca di Roma and Banco di Sicilia generated new investment products sales of €5 billion in Q3 2009 reaching total sales volume of over €20 billion in the first nine months of the year with a concentration on simple products with a low risk profile. The net balance of assets under management dropped by only €577 million from the beginning of the year (1% of the total) due to the €1,654 million net inflow of assets under management in Q3 2009. The balance of assets under management was mainly supported by sales of **UniGarantito**, a guaranteed-principal insurance product with a minimum annual return, with €800 million in sales in Q3 2009 and about €5 billion since the beginning of the year. The Retail Strategic Business Area was able to increase total financial assets from the beginning of the year (+3%) mainly due to the appreciation in indirect deposits following the rebound in financial markets in Q3 2009. The Bank continued to provide its usual support to small businesses with overall new loans of about €7.8 billion, equal to over 120,000 loan files since the beginning of the year.

Universo Non Profit, which will be launched in November, is one of the largest initiatives planned for the last quarter of 2009. This project was conceived to provide specific support to projects and initiatives carried out by non-profit businesses and associations, which have a growing significance from a social and economic standpoint, through a dedicated range of products and services and loan approval process. Furthermore, Universo Non Profit will allow organizations in the service sector to rely on a major bank that gives them access to a branch network made up of over 4,200 retail branches of the UniCredit Group throughout Italy.

Retail Network Germany

In Q3 2009, for **mass market** customers, HVB launched a new product called *KomfortKredit*, a personal loan with an attractive annual interest rate, which is promoted by mailings sent to potential customers. Finally, after openings in Munich, Cologne and Stuttgart, in September HVB and YapiKredi opened another retail branch with products and services dedicated to the needs of Turkish customers in Berlin, which has the largest Turkish community in Germany.

In the **Personal Banking Segment**, due to the ongoing market uncertainty and the significant decrease in interest rates, for the first nine months of 2009 HVB focused consulting services on medium-term bonds and investment products other than equities. Customers' need for safety is reflected in the high demand for fixed-rate bonds with medium- and long-term maturities, ordinary HVB bonds and bonds indexed to Euribor or to the inflation rate. Several bond funds such as **F&C Stiftungsfonds** and **Real Estate Funds** also continued to be well received by customers. In addition, in 2009 HVB again continued to focus on the ETF-based asset management product called ***VermögensDepot privat***, which in the first nine months of 2009 had sales of over €2 billion.

In terms of **insurance products**, in Q3 2009, HVB optimized the insurance product called ***AktivRente***, which adjusts the risk profile to the investor's various life stages and to the market situation, and gradually reduces risk as it approaches maturity, and supplements it with a new range of funds. This new version of the product mainly targets affluent customers and independent contractors with high incomes and tax rates, and it was designed to optimize the tax benefit on premiums paid.

In Q3 2009 in the **small business segment**, HVB again continued to support its customers by providing them short-term lines of credit to give them the liquidity needed to support their businesses. HVB is also continuing to offer many customers the new **Business Class** service model, aimed at key small business customers, that provides all small entrepreneurs with two professionals: a consultant dedicated to the company who will work on

Retail (CONTINUED)

establishing the proper level and best methods for the overall use of bank loans, and a specialist dedicated to all the personal investment requirements of the entrepreneur and his/her family. Using the **customer dialogs** tool, the latter professionals analyze customers' existing investments and their willingness to take on investment risks to assess new investment opportunities. HVB has already seen the initial success resulting from restructuring their portfolios.

HVB has also launched new products dedicated to the agriculture sector as well as specific training for consultants. In the area of products, HVB has made it possible to open the ***Willkommenskonto Business*** account on the Internet, and has created functions that allow its customers to apply for loans online.

Retail Network Austria

With regard to the **mass market segment**, in Q3 2009 **Bank Austria** launched new initiatives in the branch network. To help the branch network bring in new customers, it launched a sales campaign that provides commission-free current accounts until the end of the year for new current account customers. Furthermore, as is the case each year from September to November, the bank resumed its sales campaign targeting students with the aim of making it easier to bring in this customer segment. Under this initiative, any student who opens a new current account will receive a free laptop case.

In Q3 2009 the **Personal Banking segment** in Austria continued to offer investment products that meet the growing need of customers to invest in simple, safe products, including those with guaranteed principle, with the support of specific marketing and advertising campaigns. However, the growing demand of customers to benefit from the growth in stock markets in a very low-interest-rate environment gave Bank Austria an opportunity to reintroduce the range of Pioneer Austria guarantee funds. In October, Bank Austria marketed ***PIA Amerika Guarantee 10/2016***, a product which has been well received by customers due to its 7-year term, 100% guaranteed principal and a minimum return guaranteed at maturity. In traditional savings, as a result of the ***Kapitalsparen*** and ***ErfolgsKapitalfix*** products with attractive interest rates and maturities, Bank Austria saw volumes increase by 2.5% in Q3 2009 and by 7.5% from the beginning of the year. Bank Austria issued four other Fixed Floater bond, simple, with attractive terms and with a 4-6 year maturity that generated very interesting sales results.

Bank Austria broadened its range of products in the insurance area. It continued to offer the product called **S.M.I.L.E. Garant II** (an index linked, single-premium, guaranteed-principal insurance product), which generated €38 million. In addition, Bank Austria continued to market two guaranteed-principal insurance products launched in Q2 2009: **The Active Capital Garantie 2019** with guaranteed repayment of 140% of principal invested at maturity and **Active Cash Garantie 2019** with guaranteed monthly repayments and a minimum guaranteed repayment of invested principal at maturity; these products generated investments of €142 million at the end of Q3 2009. With regard to recurring premium products, Bank Austria has maintained its focus on a traditional insurance product called ***Vorsorge Plus Pension***, which generated €5.8 million in recurring premiums in the first nine months of 2009.

In the **small business segment**, Bank Austria continued to invest in the training of its consultants in order to become one of the best banks in Austria in the area of consulting. In the area of managerial skills, it continued the workshop called **Solutions 4 Affluents and Small Business** with a focus on the development of consulting and sales skills aimed at the diversification and safety of customer portfolios, and in the area of technical skills . In addition, in 2009 about a third of all affluent and small business consultants are attending a training course with a final exam that will allow attendees to receive certification as a **Certified Financial Advisor** from the **Frankfurt School of Finance and Management** which certifies superior skills in the area of financial consulting services. September saw the launch of the new insurance product called ***Die Bausteinpyramide***, which is dedicated to small business customers in order to cover many of the business risks of entrepreneurs.

UniCredit Family Financing Bank

The international financial crisis had an impact on the mortgage and consumer credit businesses resulting in reduced demand and increased credit risk. **UniCredit Family Financing Bank**, which is the Retail SBA's bank specializing in these two businesses, took measures to maintain profitability in the mortgage portfolio and to strengthen the position in the consumer credit market.

In September 2009, UniCredit Family Financing Bank had a total of about €65 billion in mortgages. In the first

nine months of the year, new mortgage business totalled about €1.9 billion, a sharp decrease from the previous year (-75% y/y) due to the combined effect of a decrease in mortgage demand owing to the downturn in the real estate market and a greater focus on the credit standing of customers. The market share of all new loans in the industry was about 7%. The banking channel's contribution to new mortgage business was 61%, whit light increase from the same period in 2008, confirming its role as the main distribution channel. Customers preferred fixed-rate mortgages, which represented about 63% of new mortgages, a decrease over the figure of 91% in the previous year and 71% in the firs half 2009.

With regard to sales-related initiatives, at the beginning of 2009, in order to mount a broader, more specific campaign against emerging social difficulties and to support the purchasing power of households, which were affected by the economic and financial crisis, UniCredit Family Financing Bank launched ***Insieme 2009***, an initiative aimed at helping families in difficulty make their mortgage payments. In the first nine months of 2009 the initiative generated over 6,500 approved applications that allowed applicants to suspend mortgage payments for 12 months at no cost. Another initiative aimed at mortgage holders was the **Suspension of Mortgage Payments for Abruzzo Region Earthquake Victims,** which, starting in April, allowed about 2,000 customers living in the disaster area to suspend the ongoing debiting of loan repayment instalments (mortgages and personal loans) with the UniCredit Group. The suspended instalments will be deferred to the maturity of the loan with no additional charges for the customer, and will be paid at the end of the amortization schedule. Finally, UniCredit Family Financing Bank signed the **ABI-MEF Agreement,** whose goal is to provide customers with a reliable tool for reducing and stabilizing variable-rate mortgage payments. About 17,000 customers have already signed up for this agreement, confirming its high degree of customer approval.

As regards consumer credit products, out of a total balance of €7.4 billion, through the end of September new business was generated (personal loans, special-purpose loans, revolving credit cards and loans against wages) of €2.7 billion (-11% y/y), including €1.8 billion from the banking channel, which was down 13% from 2008, while the non-banking channel contributed about €900 million in new business, whit 7.6% decrease from 2008, thereby increasing its contribution to new business to 31% (+1% y/y). The market share of total new business in the banking industry was about 9% higher than in September 2008. Looking in greater detail at the contribution of various products, in the first six months new personal loan business totalled about €1,630 million (-16% y/y), new revolving credit card business was €362 million (-14% y/y) and loans against wages totalled €307 million (+12% y/y). In the area of special-purpose loans, the most significant contribution came from car loans, which grew significantly in terms of volume (€370 million in special-purpose car loans, -5% y/y).

With regard to product development, after the launch of the **UniCreditCard Extra Revolving Card** and the **CreditExpress Dynamic** personal loan in H1 2009 with "instalment skipping," "instalment changing" and "reloading" features, in Q3 2009 the new **Credit Express Premium** product was launched which rewards good behaviour with an annual rate cut of 100 bps promoted in various sales channels with dedicated advertising materials.

As regards sales initiatives, in the first nine months of the year, new sales initiatives were developed for the mortgage, personal loan and revolving credit card segments. The aim is to strengthen the Company's position in the market and to maintain high profitability in the banking and non-banking channels despite continued weak market conditions. The main initiatives include ***Diagnostico mutui***, a tool focused on a critical review of all phases of the loan application management process (pre-disbursement, disbursement, post-disbursement, post-sales) with the goal of implementing changes and making improvements in each phase. The new revaluation process and the Silver Bullet initiative are also significant. These measures are aimed at improving synergies with the Retail sales network in order to optimize customer profiling and increase the loan application approval rate.

On the other hand, in the foreign market there are continued efforts to develop and consolidate international initiatives. In Q3 2009 the Munich branch continued its operations in the credit card segment with the issuance of about 38,000 new cards, reaching a level of over 184,000 cards for a total of over €157 million in business volume. In addition, the distribution of personal loans continued through HVB branches with disbursements of €268 million. In Bulgaria, the subsidiary UniCredit Consumer Financing AD continued its growth trend by making more than €34 million in loans since the beginning of 2009, consisting of special-purpose and personal loans. In Romania, the subsidiary UniCredit Consumer Financing IFN has gradually expanded the business of distributing personal loans

Group Results (Continued)

Retail (Continued)

through the branches of UniCredit Tiriac Bank with total disbursements of €44 million.

Asset Gathering

In Italy **Fineco Bank** continued to improve existing services with a special focus on optimizing the performance of the technological platform.

In H1 2009 two sales and advertising campaigns, which began last year, continued successfully: the ***Soddisfazione*** campaign, which used large advertising placards in major Italian metropolitan areas and the Internet as advertising channels, and the **Member Get Member** campaign in which Fineco Bank offers rewards to its customers for introducing friends who open current accounts at the bank. This sales initiative made it possible to bring in about 18,000 new customers in five months by leveraging the high percentage (93%) of Fineco customers who are satisfied with the service offered.

Until September 2009, Fineco generated a net inflow of deposits of €910 million and assets of €32 billion (+10.2% over December 2008). Due to its network of financial consultants, Fineco was ranked 2nd by Assoreti for the period in terms of balances and net deposits.

With regard to online trading, Fineco is ranked first in terms of third-party account business volume in major markets (MTA, TAH, S&P/MIB Futures and Mini S&P/MIB). Finally, Fineco Bank reported about 21 million trading transactions representing a 37% increase over the previous year, and exceeded 651,000 current accounts resulting from a 2% increase over the previous year. It was also ranked first in terms of the number of transactions in the equity segment with 9.23% (source: Assosim, latest information available for H1 2009). In short, Fineco Bank is a market leader[3] as a broker in Italy with a total of 19.8 million transactions. Furthermore, Fineco Bank is the largest European broker in terms of the number of executions and the wide range of products offered in a single account.

The **DAB Group**, which operates through DAB Bank in Germany and DAT Bank in Austria, expanded its trading and consulting business by strengthening its leadership as a broker and winning the *Brokerwahl* prize as the Best German Certificate Broker. Figures for the end of September 2009 confirm 15% growth in balances over the previous year end, bringing assets to €22.5 billion due mainly to a net inflow totalling €1,174 million. Starting at the beginning of this financial year, DAB launched a sales campaign aimed at obtaining new retail customers (B2C) by offering special return conditions on accounts and trading commissions that made it possible to bring in 12,500 new customers. In the first nine months of 2009, DAB Bank in Germany completed 2.2 million transactions and DAT in Austria completed 800,000 transactions.

3. Source: Assosim - "Rapporto periodico sui dati di negoziazione degli associati ASSOSIM sui mercati gestiti da Borsa Italiana S.P.A." - June 2009".



Corporate & Investment Banking (CIB)

Introduction

While holding fast to the mission's underlying assumptions of sustainable growth and the creation of value over time, the significant deterioration of the international economic and financial environment, which started last year, and which had the principal effect of causing a recessionary trend to appear globally, forced the UniCredit Group to rethink its business model, and in particular the model targeting companies, in order to make it more consistent with the mission of creating sustainable value over the long term.

The main result of this change was the combination of the previous Corporate and MIB Divisions into the new **Corporate & Investment Banking (CIB)** area with the aim of streamlining the management structure of the various businesses in this area and centralizing the best skills in terms of:
- understanding the needs of corporate and institutional customers through a local distribution network that specializes in specific customer segments;
- creating a skill center at the Group level dedicated to product development and providing related advisory services to the sales network in the activities of providing products and services to customers;
- mitigating risks by taking a global view of a customer relationship and adopting standard risk measurement methodologies and specific product skills.

A key aspect of this reorganization process has been the creation of a matrix structure based on the clear separation of sales-related skills (coverage), which are the purview of the distribution Networks in reference markets, from product-related skills, which consist of Product Lines that centralize the know-how on the entire range of products offered, in support of the CIB area.

Through dedicated sales networks located in the different reference countries, the CIB Networks (Italy Network, Germany Network, Austria Network,and Financial Institutions Group - FIG) are responsible for maintaining relationships with corporate, banking and financial institution customers and selling a broad range of financial products and services dedicated to them, from traditional lending products and standard commercial banking services to more complex services with higher added value, such as project finance, acquisition finance and other investment banking and international financial market transaction services. Sales effectiveness is enhanced by the experience and product offerings of four dedicated Product Lines: Financing & Advisory, Global Transaction Banking, Leasing and Markets.
- ***Financing & Advisory (F&A):*** skill center specialized in all business areas related to corporate lending and advisory. It is directly responsible for lending in terms of structuring deals and pricing for more complex products and more sophisticated customers, and in collaboration with the Networks, it provides supervision and guidelines for setting pricing for plain vanilla loans and core banking customers.
- ***Markets:*** competence center responsible for Rates, FX and Equities products, Capital Markets activities, and Credit-Related business. Furthermore, Global Distribution and Corporate Treasury Sales (CTS), which are mainly dedicated to corporate and institutional customers, form integral parts of Markets.
- ***Global Transaction Banking (GTB):*** competence center for Cash Management & eBanking products, Supply Chain Finance, Trade Finance, complex transactions in Structured Trade & Export Finance, and, also, in Global Securities Services.
- ***Leasing:*** responsible for coordinating all activities for the structuring, pricing and sale of leasing products in the Group by leveraging its own distribution Network, which operates in close cooperation with the banking Networks. The reorganization of operations in Italy was recently completed by merging the operations of Locat S.p.A. and UniCredit Global Leasing S.p.A.

By placing an emphasis on customers and customer satisfaction in its services and leveraging a local network that is unique in Europe and product excellence enhanced by specific dedicated skills, CIB intends to be a key player and partner for business customers operating in key markets where the Group has a presence by supporting these customers in growth and internationalization projects and during potential restructuring periods. The strengthening of the position of European regional specialist in the most advanced global financial market and investment banking services further distinguishes and rounds out the offering of services to the Group's customers and potentially increases their level of confidence and resulting level of satisfaction.

Group Results (Continued)

Corporate & Investment Banking (CIB) (Continued)

Financial performance[1]

Despite an uncertain economic situation, the Corporate & Investment Banking area's **operating profit** increased more than 90% in the first nine months of 2009 compared with the same period in the previous year.

Total revenues were €7,790 million (+45% versus September 2008), thanks to the positive performance of **net interest income** (+14%) and of **net non interest income** (increase of about €1,7 billion).

The increase in **net interest income** results from the selective approach to new loans and higher profitability.

The reduction in dividend income was linked mainly to a one-off negative item in Austria in the first quarter of this year and to the exceptional performance of the previous year in Germany related to private equity funds.

The growth in **net non-interest income** is attributable mainly to net trading, hedging and fair value income, which posted a considerable recovery compared to the previous year.

Operating costs at September 2009 reached €2,477 billion with a good decrease versus the same period of the previous year (5%) due to management's continued focus on cost containment and the effectiveness of measures implemented. There was a decrease both in payroll costs (-8%) and in other administrative expenses (-3%).

Net impairment losses on loans and provisions rose by around €2,200 million y/y, due to asset quality deterioration strongly due to market's trend and to migration in highly cyclical sectors (i.e. Real Estate, Auto and Textile).

Integration costs at September 2009 were approximately €220 million, largely posted during the second quarter and attributable mainly to the old Markets and Investment Banking area.

Net income from investments was worse than in the previous year, attributable to several one-off negative items resulting from the impairment of some private equity funds.

Profit before tax was around €1,400 million as a result of the aforementioned factors.

EVA was -€111 million (showing an increase on the previous year, when it was -€274 million), and RARORAC was -0.80% compared with -1.9% in 2008.

Income Statement (€ million)

CORPORATE & INVESTMENT BANKING	FIRST 9 MONTHS 2009	FIRST 9 MONTHS 2008	CHANGE %	2009 Q3	2009 Q2	CHANGE % ON Q2 09	2008 Q3
Operating income	7,790	5,376	+ 44.9%	2,651	2,898	- 8.5%	1,769
trading revenues	*644*	*-1,171*	*- 155.0%*	*476*	*477*	*- 0.2%*	*-539*
non-trading revenues	*7,146*	*6,547*	*+ 9.1%*	*2,175*	*2,421*	*- 10.2%*	*2,308*
Operating costs	-2,477	-2,602	- 4.8%	-831	-823	+ 1.0%	-852
Operating profit	5,313	2,774	+ 91.5%	1,821	2,075	- 12.2%	917
Net write-downs on loans	-3,288	-1,068	+ 207.9%	-1,142	-1,360	- 16.0%	-578
Profit before tax	1,403	1,504	- 6.7%	446	407	+ 9.6%	185

Key Ratios and Indicators

CORPORATE & INVESTMENT BANKING	FIRST 9 MONTHS 2009	FIRST 9 MONTHS 2008	CHANGE AMOUNT	CHANGE %
EVA (€ million)	-111	-274	163	n.s.
Absorbed Capital (€ million)	18,454	19,183	-729	- 3.8%
RARORAC	-0.80%	-1.90%	110bp	
Operating Income/RWA (avg)	3.80%	2.46%	134bp	
Cost/Income	31.8%	48.4%	n.s.	
Cost of Risk	1.37%	0.46%	91bp	

1. CIB area's results sum up the performance of the former Coporate and MIB Divisions.

The **cost/income ratio** improved by around 16 percentage points y/y, falling from 48.4% in 2008 to 31.8% in 2009 thanks to the effectiveness of operating cost containment measures and higher revenues.

CIB area's **Loans** were down in comparison with December 2008 (-8%) as a result of de -risking and de-levaring actions. The focus on growth in areas with low capital absorption was reflected in the performance of **Customer deposits** (including securities in issue), which however post a decrease in comparison with the year end of 2008.

Balance Sheet (€ million)

CORPORATE & INVESTMENT BANKING	AMOUNTS AS AT 09.30.2009	06.30.2009	12.31.2008	CHANGE ON DEC '08 AMOUNT	%
Loans to customers	302,997	314,891	330,120	-27,123	- 8.2%
Customer deposits (incl. Securities in issue)	184,334	187,573	189,260	-4,926	- 2.6%
Total RWA	254,626	270,581	278,371	-23,745	- 8.5%
RWA for Credit Risk	233,958	243,904	251,805	-17,847	- 7.1%

Breakdown of loans by country and deposits (€ million)

CORPORATE & INVESTMENT BANKING	LOANS TO CUSTOMERS 09.30.2009	12.31.2008	CHANGE %	DEPOSITS FROM CUSTOMERS AND DEBT SECURITIES IN ISSUE 09.30.2009	12.31.2008	CHANGE %
Italy	111,320	121,339	- 8.3%	67,615	58,637	+ 15.3%
Germany	106,528	118,986	- 10.5%	70,308	76,717	- 8.4%
Austria	49,905	53,719	- 7.1%	42,900	48,307	- 11.2%
Leasing	35,244	36,076	- 2.3%	3,830	5,683	- 32.6%
Intercompany cross country loans & deposits	-	-	n.s.	-319	-84	n.s
Total	**302,997**	**330,120**	**- 8.2%**	**184,334**	**189,260**	**- 2.6%**

At the end of September 2009 the **number of FTEs** (proportional) totaled 14,758, a decrease of about 300 employees from June 2009 and over 900 employees from December 2008 (due mainly to the effective integration and restructuring actions already in place the previous year).

Staff Numbers

CORPORATE & INVESTMENT BANKING	AS AT 09.30.2009	06.30.2009	12.31.2008	CHANGE ON DEC '08 AMOUNT	%
Full Time Equivalent 100%	14,777	15,094	15,712	-935	- 5.9%
Full Time Equivalent proportional	14,758	15,073	15,712	-954	- 6.1%

Corporate & Investment Banking (CIB) (Continued)

Strategies and Product Lines

Financing & Advisory (F&A)
In keeping with the new business model, the newly established F&A has two main objectives of serving as a specialized competence center at Group level in order to meet the needs of corporate customers in all lending products, and to become one of the best "financing powerhouses" in Europe.

The broad, diversified operations of F&A range from the most sophisticated investment banking products targeting large and high-end multinational customers with significant needs and a high profit profile, to standard Corporate Banking products, which are instead aimed at customers with a profit profile largely dependent on pricing.

In order to improve service, customer satisfaction and corporate profits, the F&A structure, which is being finalized, calls for the establishment of business areas with global responsibility at the Group level and a focus on specific products in addition to strong local units which are responsible for other lending products.

The main units with global responsibility consist of:
- Financial Sponsor Solution, with coverage responsibility for all Private Equity products and all lending activities of subsidiaries of Financial Sponsors;
- Project and Commodity Finance, with global responsibility for the entire Group in this business;
- Loan Syndication, which is the center responsible for managing all syndication activities;
- Principal Investment, which is responsible for managing all activities related to Direct Investments, Fund Investments and Hedge Funds.

Local units are in charge of other lending activities related to Mergers & Acquisitions, Real Estate, Shipping, more sophisticated structured transactions that are not covered by the Global units, and plain vanilla operations.

In addition, F&A's mission calls for more **active collaboration with the CRO** in assuming and monitoring credit risk from the business standpoint. F&A is also responsible for pricing, both in terms of its direct involvement in structuring all the most complex loan products, and in a supervisory role by providing guidelines for setting prices for simpler products and for less sophisticated customers.

Markets
Within the Group, Markets acts as a skill center for all activities related to financial markets.

Its current organizational structure reflects the repositioning process that was begun in 2008 on the basis of the following principles: focus on core customers and products and optimization/efficiency improvements in the remaining business activities.

The underlying goal of the repositioning underway is to strengthen Markets as one of the main European regional specialists by leveraging the broad customer base in the countries where the Group operates.

The main business areas of Markets are:
- **Rates**, for the execution of transactions involving products tied to interest rates, such as bonds, derivatives and fixed-income structured solutions; this business area also includes **money markets** and treasury **execution** operations for Group entities;
- **Capital Markets**, which is broken down into the following businesses:
  - Equity Capital Markets originates, structures and executes worldwide public and private equity, equity linked and derivative financings and solutions on behalf of Unicredit's global client base;
  - Debt Capital Markets originates, structures, executes and syndicates global debt/debt related financing and solutions on behalf of Unicredit"s global client base.
  - Structured Capital Markets originates and structures innovative structured solutions that are tailored to Unicredit's global client base.
  - Capital Markets Solutions is dedicated to provide customized solutions to satisfy the specific needs of the customer base in respect of accounting, tax and rating issues.
- **Equities**, which is mainly dedicated to the negotiation, structuring, sale and dynamic risk management of products related to equity markets for the Group's customers and for outside counterparties (e.g. financial institutions, funds, etc.).
- **Forex Exchange**, specialized in cash (spot and forward) and derivative (swaps and options) foreign currency products for transactions of its customers and for the foreign currency component of the Group's funding areas;
- **Credit-Related Business** which includes the following businesses:
  - Credit Markets, which typically handles the pricing and trading of credit products including structured

credits and credit default swaps of companies and financial institutions typically with high creditworthiness;
- Illiquids and Special Assets, which manages the Group's distressed assets, which, due to their unique nature, fall outside traditional work-out channels. It is the execution arm for restructuring that requires capital markets exits.

Global Transaction Banking

UniCredit's Global Transaction Banking unit is one of the leading operator in the sector in terms of revenues generated in continental Europe. This area combines the in-depth domestic market expertise of its staff consisting of more than 2,000 specialists, with the experience of an international bank in all aspects of transaction banking by offering a complete set of products and services in the areas of payments and eBanking, trade finance, the financial management of procurement, export finance, and custodian bank services in Central and Eastern Europe.

With the organizational model recently approved within the UniCredit Group, activities related to the management of demand deposits and account maintenance will also fall under the responsibility of GTB.

GTB is active in all countries where the UniCredit Group operates, and each year processes about 3.5 billion transactions and over 110,000 letters of credit for corporate customers and for leading international financial institutions.

The main products and solutions offered to customers include:

Cash Management and eBanking

The UniCredit Group has gained substantial experience in providing Cash Management and eBanking solutions. Using an approach tailored to the needs of customers, GTB specialists provide support for the entire Financial Value Chain. Product offerings range from analyzing cash and payment flow management processes to the daily management of transactions using the eBanking platform, and to the most efficient solutions for the global management of cash positions for multinational groups, with a particular focus on countries in Central and Eastern Europe, where the Group has a local presence and provides the same high quality of service.

The payment services area represents about 50% of the overall revenues of UniCredit's Transaction Banking unit, and this will increase to over 60% in the new organizational structure that calls for including customers' demand deposits. This will make it possible to round out product offerings and the product catalogue and to maximize the efficiency of a single pricing management area for all products related to treasury and payment services.

Performance in Q3 2009 in this area was negatively affected by interest rate movements, which, compared to the past year, reduced the income generated from value days, but left the market share of commissions largely unchanged despite the global decline in the volume and number of transactions experienced throughout the market due to the crisis situation.

For 2010, the specific objectives for this business area will continue to be the ongoing upgrading of technological platforms, compliance with the SEPA European directive, and the development of high value added solutions for customers with resulting high growth margins and the potential to bring in new customers.

Trade Finance & Services and Supply Chain Management

UniCredit's products in this business area take advantage of the broad, direct coverage of the markets in which the Group operates with the support of a network of over 4,000 correspondent banks, making it possible to broaden the coverage area to over 50 countries throughout the world. This allows customers of the UniCredit Group to support their range of products in different countries with the broad selection of banking services available.

Trade finance products and services offered to Corporate customers range from more traditional letters of credit, guarantees and documentary credits and forfaiting to highly competitive Global Trade Management solutions that support the customer along the entire "supply chain". Pre-export, post-shipment and inventory finance are just a few examples of solutions offered to customers.

This business area represents about 25% of the revenues of UniCredit's Transaction Banking area, and in Q3 2009 it was able to largely maintain steady performance compared to the previous year due to considerable pricing adjustments for customers that more than

Group Results (Continued)

Corporate & Investment Banking (CIB) (Continued)

offset the reduction in the volume and number of transactions resulting from the negative import/export situation. On the other hand, there was an increase in guarantee volume and commissions and commissions from forfaiting throughout 2009.

The strategic focus of this business area is the development of advanced technological platforms for customers in order to provide integrated eBanking and Trade Finance services for the online management of the major transactions of both mid-sized customers and large international groups (High Volumes).

Leasing

As dictated by its strategy, effective 1 January 2009, UniCredit Leasing completed the reorganization of Italian operations through the business combination of Locat S.p.A. with UniCredit Global Leasing S.p.A.

In keeping with the recent reorganization of the UniCredit Group, which established a Product Line role for the Leasing business area, in 2009 top management continued its commitment to maximize cooperation with banks in individual countries by dedicating specific employees to training and disseminating product know-how in the corporate and retail networks. In particular, in the Italian market this cooperation formed a part of a broader context of altering and streamlining the distribution model which has an increasing focus on multiple channels in order to make the best use of synergies within the Group and increase the effectiveness and efficiency of the sales force. In an effort to strengthen the leasing business and the Group's identity, the rebranding of companies in the European network was also completed.

The new organizational structure emphasizes the establishment of an international leasing network in support of customers. In this connection, a new organizational unit (Global Sales Specialist) was established which serves as a point of reference for operating companies in all countries in the management of international leasing transactions and for the development of supranational cooperation agreements with leading industrial and commercial companies (Vendor Leasing Channel).

The business area also launched a number of initiatives aimed at reducing the impact of the deteriorating economic situation on the company's operating results. In particular, a special program was launched to prevent and reduce the deterioration of irregular loans through soft collection activities and payment "restructuring," and the resale of assets owned by the company on the market.



Private Banking

Introduction

The Private Banking business unit primarily targets high-net-worth individuals by providing advisory services and solutions for wealth management using a comprehensive approach. The business unit operates through a network of around 1,200 private bankers located in more than 250 branches in the three main countries (Italy, Germany and Austria), in addition to a selective presence in several offshore European markets (Switzerland, Luxembourg and San Marino).

Financial performance

The financial markets picked up sharply in the third quarter of 2009, a trend that had begun to emerge in the second quarter following the turbulence seen in the first few months of the year. As at September 30, 2009, the major stock exchanges were up significantly on December 2008 (FTSE MIB +20.62%, DAX 30 +17.98%, ATX +50.63%), which had a positive effect on managed and administered financial assets. Benefits were also seen in the asset management segment, to the extent that mutual fund assets in Italy, for example, increased by 4.9% compared with December 2008 and by 5.2% compared with the previous quarter. There may have been net outflows of €7.6 billion since the start of the year, but net inflows in the third quarter of 2009 were approximately €7 billion.

Against this background, the trend of growth in **financial assets**, which had begun in the second quarter, continued. At September 30, 2009, they amounted to about **€134 billion**, an increase of **7%** on the end of 2008 and of **5.1%** on the previous quarter.

Even net of extraordinary items[1], signs of recovery can be seen compared with the end of 2008 - an increase of **4.1%** - and with reference to the previous quarter, when the increase was **3.2%**. The increase on the beginning of the year was driven by ordinary net inflows[1] of **€0.1 billion** to September 30, 2009 and an equally positive performance effect valued at about **€4 billion**. Ordinary net flows[1] in the third quarter of 2009 were slightly negative at about **€0.2 billion**, showing a new trend in portfolio composition having favoured largely liquid or low-risk investments for several months, customers started to re-invest in asset management products, with quarterly inflows of €700 million compared with redemptions of a similar amount in the first half of the year.

As a result, the composition of **financial assets**[1] at September 30, 2009 showed an increase in the managed component to around 33% of all assets (around 32% at June 30, 2009), and a slight decrease in the administered component, to just under 45%, and in deposits (including repos), to just under 22%.

Total Financial Assets (€ billion)

	AMOUNTS AS AT			CHANGE ON DEC '08	
PRIVATE BANKING	09.30.2009	06.30.2009	12.31.2008	AMOUNT	%
Total Assets	**134.2**	**127.7**	**125.4**	**8.8**	**+ 7.0%**
Ordinary Assets	**105.0**	**101.8**	**100.9**	**4.1**	**+ 4.1%**
AuM	*34.6*	*32.8*	*33.3*	*1.3*	*+ 3.8%*
AuC	*47.1*	*45.8*	*44.3*	*2.8*	*+ 6.4%*
Deposits (inc. Repos)	*23.0*	*22.9*	*23.0*	*..*	*+ 0.2%*
AuA and Other	*0.3*	*0.3*	*0.3*	*..*	*..*

Percentage breakdown of financial assets[1] at September 30, 2009 (%)



0.3
21.9
44.9
Assets under management
Assets in custody
Deposits and Repos
Assets under admin and other assets

1. Excluding extraordinary transactions, meaning those which, due to their timing, large size and little or no profitability, are not attributable to ordinary business.

Group Results (Continued)

Private Banking (Continued)

In terms of profitability, the Private Banking business unit registered **operating profit** of **€187 million**. This is down **35.7%** on the same period of the previous year, when market conditions were totally different, both in terms of the economic and financial landscape and of interest rates. A consistently rigourous cost containment policy partially offset the negative impact of a significant drop in commissions and net interest income, which were affected by the market situation.

Income Statement (€ million)

PRIVATE BANKING	FIRST 9 MONTHS 2009	2008	CHANGE %	2009 Q3	Q2	CHANGE % ON Q2 09	2008 Q3
Operating income	587	704	- 16.6%	167	215	- 22.3%	212
Operating costs	-400	-413	- 3.1%	-134	-131	+ 2.3%	-137
Operating profit	187	291	- 35.7%	33	84	- 60.7%	75
Profit before tax	175	311	- 43.7%	34	75	- 54.7%	71

Revenues of **€587 million** were down by **16.6%** compared with the same period in 2008. To be specific:

- **net interest income** fell by around 13% because of the effect of lower interest rates on the profitability of deposits, as well as the extraordinary dividends received in 2008 in Germany from unconsolidated companies of the Wealth Capital group;
- **net non-interest income** dropped by around 19%, suffering largely from lower net commissions (**-20%** approximately), which were heavily influenced by smaller recurring commissions from asset management as a result of reduced assets under management - which started to pick up only in the third quarter of 2009 - and by smaller upfront fees; the administered trading component increased, however.

Operating costs in the first nine months of 2009 totalled **€400 million**, a decrease of **3.1%** compared with the same period in the previous year. Reductions were reported in the area of **payroll costs** (-4% approximately) due in part to a **staff** reduction of 70 employees from the September 2008 figure (-93 employees since the beginning of the year), and also to **other administrative expenses** (-3% approximately).

The reduction in operating costs can be traced to timely and effective actions taken to contain direct, structural and discretionary expense, in an attempt to support highly unstable profits on the revenue side.

The **cost/income ratio** at September 30, 2009 stood at **68.1%**, an increase of **58.7%** compared with the figure a year earlier.

Profit before taxes was **€175 million**, a decline of **43.7%** compared with the figure to September 30, 2008, which benefited, however, from around €21 million of investment income from the disposal of assets; net of this extraordinary income, the decline was approximately 40%.

The business unit's **EVA** at September 30, 2009 was €101 million, a decrease of 39.2%.

Key Ratios and Indicators

PRIVATE BANKING	FIRST 9 MONTHS 2009	2008	CHANGE AMOUNT	%
EVA (€ million)	101	166	-65	- 39.2%
Absorbed Capital (€ million)	335	380	-45	- 11.8%
RARORAC	40.07%	58.27%	n.s.	
ROA, bp (*)	78bp	85bp	-7bp	
Cost/Income	68.1%	58.7%	n.s.	
Operating costs/Total Financial Assets (**)	53bp	50bp	3bp	

(*) Operating income on Total Financial Assets (average) net of extraordinary assets.
(**) Total cost on total Financial Assets (average) net of extraordinary assets.

Staff Numbers					
	AS AT			CHANGE ON DEC '08	
PRIVATE BANKING	09.30.2009	06.30.2009	12.31.2008	AMOUNT	%
Full Time Equivalent	2,984	3,019	3,077	-93	- 3.0%

Business areas

The business unit has four business areas: PB Italy (which includes San Marino), PB Germany, PB Austria and PB International, which includes the units operating in Switzerland and Luxembourg.
Below are key figures for each of these:

Percentage contribution by country as at September 30, 2009

Percentage contribution by country (as at September 30, 2009)



International
Austria
Germany
Italy
9.4%
13.3%
27.1%
50.2%
Operating income
7.7%
14.5%
28.9%
48.9%
Operating Costs
13.0%
11.0%
23.3%
52.7%
Operating profit

Financial assets at **Private Banking Italy** totalled about **€78 billion**. Ordinary financial assets of €62 billion were up by 5.4% since the start of the year, thanks to ordinary net inflows of around **€1 billion** and a positive performance effect on assets of approximately €2 billion; compared with the previous quarter, the increase was 3.4%. Ordinary net inflows in the first nine months were led by an increase in deposits (+€0.8 billion) and the administered component (+€0.2 billion); the asset management component was down slightly (-€0.1 billion), with a sharp trend reversal in the third quarter (+€0.6 billion) almost completely offsetting the outflows of the first six months. **Operating profit** was approximately **€103 million**, a decrease of around **32%** compared with the same period in the previous year. Year-on-year revenue fell by around 16%, with reductions in the net interest income component (-8% approximately) and, in particular, in net commissions (-23% approximately), which were affected by the significant drop in recurring margins on managed assets. Despite operating costs falling by around 4% thanks to the effect of specific containment actions, the cost/income ratio rose from 56.9% on September 30, 2008 to 65.1%. **UniCredit Private Banking** ended the first nine months with a **net profit** of around **€60 million**.

Private Banking Germany totalled around **€26 billion** in financial assets at September 30, 2009, of which ordinary assets were largely stable (€24 billion) compared with the end of 2008 and up by **3.2%** compared with the previous quarter. There were ordinary net outflows of €0.8 billion in the first nine months, strongly influenced by large outflows from deposits (-€0.4 billion) and administered component (-€0.4 billion); however, there was a change in the third quarter in managed asset flows (+€0.1 billion). From an operating perspective, total revenue fell by 19% compared with the nine months to September 30, 2008, with a reduction in commissions (-22% approximately) and net interest income (-19% approximately). Operating costs were down by about 6%, with reductions in payroll costs (-4% approximately) and other administrative expenses (-8% approximately). **Operating profit** therefore came to about **€45 million**, a decrease of about **40%** compared with the same period in 2008.

Private Banking Austria totalled ordinary financial assets of around **€14 billion** at September 30, 2009, up by **2.9%** since the start of the year (**+2.5%** compared with the previous quarter) thanks to a positive performance effect of about **€0.6 billion**. Ordinary net flows in the first nine months were **-€0.3 billion** because of outflows from deposits. **Operating profit** was around **€21 million**, down by about 25% compared with the same period in the previous year as a result of smaller revenues (-7% approximately) in the net interest income (-16%) and commission (-7% approximately) components.

Group Results (Continued)

Private Banking (Continued)

In order to align the service model offered to Austrian customers with the one used by the Group's other Private Banking divisions, a business line restructuring project began during the year, providing for:

- the sale of some Asset Management GmbH assets to Pioneer Investments Austria, a company indirectly owned by UniCredit Group through Pioneer Global Asset Management;
- the subsequent merger by incorporation of Bank Privat and the remaining assets of Asset Management GmbH into Bank Austria.

The restructuring should be completed by the end of 2009.

As at September 30, 2009, **Private Banking International** had total financial assets of about **€19 billion**, including about €6 billion in ordinary assets. These ordinary assets grew (**+5.5%** since the start of the year and **+1.1%** compared with the previous quarter) thanks to a recovery in ordinary net flows for the period, which were **€0.2 billion** owing to a notable contribution from deposits and administered component. **Operating profit** for the first nine months came to about **€25 million** compared with around €38 million in 2008 (-34% approximately), a reduction caused by pressure on revenues (-22% approximately) in all components, only partially offset by sharp reductions in operating costs (-9% approximately) deriving from targeted containment policies and the integration of the Luxembourg companies.

The project to rationalise the Private Banking divisions operating in Luxembourg was completed on August 1, 2009 via the sale of some UniCredit International Luxembourg assets to UniCredit Luxembourg SA (formerly HVB Luxembourg), with the aim of generating synergies by integrating business and operating platforms.

The approval of the latest capital repatriation measure in Italy (the so-called "scudo fiscale", or "tax amnesty"), as for similar measures taken in previous years, should not have a particularly significant impact on the PB International business unit, in view of the notable benefit in terms of increased assets and therefore future revenues generated by the Italian onshore component.



Asset Management

Introduction

Asset Management activities are carried out under the Pioneer Investments brand name. Pioneer is a wholly-owned subsidiary of UniCredit which operates at international level and has 80 years of experience in asset management.

As a partner of the world's leading financial institutions, the Business Line offers a wide range of innovative asset management solutions including mutual funds, hedge funds, managed assets, institutional portfolios and structured products.

Due to the adverse market conditions, there were substantial disinvestments in the Asset Management sector in 2008 and at the beginning of 2009. From the second quarter of the year onwards, however, a reversal was seen in this trend, with a reduction in disinvestments and a significant improvement in market effect.

Financial performance

For the first nine months of 2009, the **operating profit** of the Asset Management Business Line was €173 million, representing a fall of €309 million compared with the first nine months of 2008 (-64.1%), principally due to the fall in revenues, partially offset by a substantial reduction in costs.

Comparing the third quarter of 2009 with the immediately preceding quarter, the operating profit shows an increase of 20.8%.

The results at 30 September reflect the negative trend in assets under management, which suffered from the effects of the market turbulence that began in 2008 and lasted into the first half of the current year.

With respect to the same period in the previous year, there is a 39.6% reduction in **net commissions**, mainly attributable to the fall in average assets under management (-€61 billion, equivalent to 27%) and the drop in profitability caused by the switch, in the composition of the portfolio, from shares and equity funds to balanced and flexible funds.

The fall in revenues is partly offset by the reduction in operating costs obtained thanks to constant control of the cost dynamic.

In the third quarter of 2009, **operating income** was €184 million, showing an increase of 15.7% compared with the second quarter. This increase is chiefly attributable to the higher management commissions associated with the rise in assets under management (+5.7% due to the combined effect of the positive net inflow and the favourable performance).

Operating costs in the third quarter were up by 12.6% compared with the second quarter, due to the combined effect of an increase in **payroll costs** (+15.1%) and a reduction **in other administrative expenses** (-4.1%).

It is also noted that payroll costs for the second quarter benefit from the release of variable HR rates related to 2008. Disregarding this factor, payroll costs for Q3 2009 are essentially in line with those for Q2.

Income Statement (€ million)

	FIRST 9 MONTHS		CHANGE	2009		CHANGE %	2008
ASSET MANAGEMENT	2009	2008	%	Q3	Q2	SU 2° TRIM '09	Q3
Operating income	524	875	- 40.1%	184	159	+ 15.7%	267
Operating costs	-351	-393	- 10.7%	-125	-111	+ 12.6%	-133
Operating profit	173	482	- 64.1%	58	48	+ 20.8%	134
Profit before tax	179	503	- 64.4%	59	52	+ 13.5%	131

Group Results (Continued)

Asset Management (Continued)

Again with regard to operating costs, it should be pointed out that in the third quarter the assets of the subsidiary Vanderbilt were written down by €5.9 million.

As known, the Pioneer Group as well as other entities belonging to the UniCredit Group have been sued in three class actions, connected with the "Madoff" affair, by investors in the Primeo Hedge Fund managed by Pioneer Alternative Investment Management Limited (Dublin).

It is not currently possible to estimate the potential economic risk arising for the Pioneer Group from these cases.

In the third quarter of 2009, **profit before tax** was €59 million, up by 13.5% compared with €52 million in the second quarter.

From the strategic point of view, work is currently underway on important initiatives such as: reorganisation of the service model in line with the Group's distribution channels, which involves the creation of a single global Retail network for all the countries in which the Group operates (including those of Central and Eastern Europe); rationalisation of the product types marketed in Europe; reduction of the geographical presence and associated support costs; and greater cost-efficiency for the competence lines.

In the first nine months of 2009, the **cost-income ratio** stands at 67.0%, representing a rise of 22% compared with the first nine months of 2008, due to the deterioration in operating income.

The Business Unit's performance is also reflected in the value creation indicators: **EVA** remains positive at €104 million for the first nine months of 2009, down by €230 million on the first nine months 2008 (-68.9% y/y), while **RARORAC** stands at 38.56%.

At the end of September 2009 the Asset Management Business line had 1,967 **"Full Time Equivalent"** employees, representing a reduction of 197 compared with the end of 2008.

Key Ratios and Indicators

	FIRST 9 MONTHS		CHANGE	
ASSET MANAGEMENT	2009	2008	AMOUNT	%
EVA (€ million)	104	334	-230	- 68.9%
Absorbed Capital (€ million)	361	433	-72	- 16.6%
RARORAC	38.56%	102.87%	n.s.	
ROA, pb (*)	41bp	50bp	-9bp	
Cost/Income	67.0%	44.9%	n.s.	
Operating costs/Total Financial Assets, bp (**)	27bp	22bp	5bp	

(*) Operating income on Total Financial Assets (average) net of extraordinary assets.
(**) Total cost on total Financial Assets (average) net of extraordinary assets.

Staff Numbers

	AS AT			CHANGE ON DEC '08	
ASSET MANAGEMENT	09.30.2009	06.30.2009	12.31.2008	AMOUNT	%
Full Time Equivalent	1,967	2,015	2,165	-197	- 9.1%

Business lines (by product, market and Group entity)

The last quarter saw a reversal of the trend in net inflow, with a positive result of €4.2 billion.

In the first nine months of 2009, however, the overall net inflow was negative to the tune of €7.2 billion, with falls affecting all the business lines except for the business line International.

Assets under management stand at €172 billion, with an increase of 3.2% since the beginning of the year, chiefly due to a positive market effect (+7%) and the acquisition of €2.3 billion of new assets under management, partially offset by the negative net inflow (-4.3%).

Total Financial Assets (€ billion)

ASSET MANAGEMENT	AMOUNT AS AT 09.30.2009	AMOUNT AS AT 06.30.2009	AMOUNT AS AT 12.31.2008	CHANGE ON DEC '08 AMOUNT	CHANGE ON DEC '08 %	AMOUNT AS AT 09.30.2008	CHANGE ON SEP '08 AMOUNT	CHANGE ON SEP '08 %
Total Financial Assets	181.4	169.5	176.6	4.8	+ 2.7%	208.3	-26.9	- 12.9%
Asset under management	172.0	160.3	166.7	5.3	+ 3.2%	198.7	-26.7	- 13.4%
- Italy	*92.7*	*85.8*	*89.1*	*3.6*	*+ 4.1%*	*102.5*	*-9.8*	*- 9.5%*
- US	*30.8*	*29.1*	*29.7*	*1.1*	*+ 3.9%*	*35.9*	*-5.1*	*- 14.1%*
- International	*8.2*	*6.8*	*5.9*	*2.3*	*+ 39.0%*	*10.9*	*-2.7*	*- 24.7%*
- Germany	*20.9*	*20.3*	*24.1*	*-3.2*	*- 13.3%*	*28.3*	*-7.4*	*- 26.3%*
- CEE	*5.5*	*4.7*	*4.7*	*0.8*	*+ 15.9%*	*7.4*	*-1.9*	*- 25.8%*
- Austria	*13.9*	*13.6*	*13.2*	*0.7*	*+ 5.3%*	*13.7*	*0.2*	*+ 1.3%*
Asset under administration	9.4	9.2	9.9	-0.5	- 5.0%	9.6	-0.2	- 1.8%

AuM by distribution area (%)


3.2
7.1
12.1
4.8
53.9
17.9
Italy
US
International
Germany
CEE
Austria

Group Results (Continued)

Asset Management (Continued)

US

The business line ended the first nine months of the year with a negative net inflow of €0.4 billion. Assets under management, at €30.8 billion, were down by 3.9% since the beginning of the year due to the negative net inflow (-1.2%) and exchange rate effect (-5.2%), partially offset by the favourable performance of the market component (+6.6%). There was also a positive effect from the acquisition of the new Regions Morgan Keegan funds of 1.5 billion dollars.

Adjusted for Vanderbilt and the acquisition, assets under management amounted to €24.0 billion (35.2 billion dollars), a 12% increase over the end of the previous quarter.

Italy

The business line's assets stand at €92.7 billion, up by 4.1% since the beginning of the year, mainly due to the positive market component of €6.2 billion, partially offset by negative net flows of -€2.6 billion.

In the third quarter, the net inflow was positive (+€3.4 billion), mainly thanks to the favourable contribution of the Mutual Funds and Traditional Insurance sectors. Retail business was positive (+€3.6 billion), while Institutional was negative (-€0.4 billion). The market share of Pioneer Investments increased from 15.20% in the second quarter to 15.62% in the third quarter of 2009.

Germany

The Germany business line ended the first nine months with a negative net inflow of €3.6 billion (-2.9 in the first half of 2009), mainly in the Institutional business. Assets under management, at €20.9 billion, were down by 13.3% since the beginning of the year, mainly due to the negative net inflow (-14.8%), partially offset by the positive market performance (+1.5%). In addition to the assets under management mentioned above, the business line also has assets under administration of €3.3 billion (€3.9 billion at the beginning of the year).

International

In the first nine months of 2009, the International business line recorded a positive net inflow of €1.2 billion, chiefly attributable to the growth in Asia (€812 million), Spain (€211 million), France (€123 million) and the Middle East (€306 million).

Assets under management, at €8.2 billion, were thus up by 39% compared with the beginning of the year, partly thanks to the positive market effect (+18.5%).

CEE

The CEE business line ended the period with a negative net inflow of €47 million, chiefly concentrated in the Czech Republic (-€64 million) and Poland (-€51 million), where Pioneer Pekao nevertheless confirmed its leadership position among Asset Management companies, with a market share of 16.66%. There were positive net flows in Hungary (+€69 million).

Despite the negative net inflow, thanks to the positive market effect (+16.9%), assets under management, at €5.5 billion, were up by 15.9% compared with the beginning of the year.

Austria

The Austria business line recorded a negative net inflow of €1.9 billion for the period (-€1.6 billion in the first half). Total assets under management, at €13.9 billion, were up by 5.3% compared with the beginning of the year thanks to the contribution of the new assets under management acquired by AMG (€1.2 billion) and the positive market effect (+9.7%), partially offset by the negative net inflow (-14.2%).

In addition to assets under management mentioned above, the business line has assets under administration of €6.2 billion.

Alternative

The Alternative Investments business line recorded a negative net inflow of €1.3 billion for the period. The deposit and AuM figures are already included in the figures for the various business areas. Almost all the families of funds were negative, with the exception of PAI Single Strategy (+€70 million).

Assets in Hedge Funds, at €2.6 billion, were down by 26.7% since the beginning of the year, chiefly due to the negative net inflow (-37.4%), only partially offset by a positive market effect (+11.2%).

CEE and Poland's Markets

In the third quarter of 2009, the economies of the CEE countries continued to be impacted by the economic downturn which started in 2008. However, many CEE countries have so far performed better than forecasted by several international institutions some months ago, confirming the status of CEE as a region with high potential, even in a difficult economic climate. Some positive indicators suggest that most countries will return to a satisfactory growth path in 2010 or 2011.

UniCredit's CEE banks continued to generate positive results within this challenging economic environment and remained one of the UniCredit Group's main contributors of revenues and profits. The Group focused on credit risk management as well as on strict cost management measures in order to ensure the profitability of the CEE network in this period. UniCredit Group again confirmed its long-term commitment to the CEE region.

UniCredit Group's presence in the CEE region is based on banking operations with almost 4,000 branches in 19 countries and representative offices in three more. It is a clear market leader in a large region with almost 400 million inhabitants, based on its unique combination of a strong local basis with the know-how concentrated in the Group's product factories. UniCredit Group upholds its commitment to keep customer satisfaction at high levels and to foster sustainability in customer relationships and therefore in its business.

Central Eastern Europe (CEE)

Financial Performance

Following an excellent performance in 2008, the CEE area of UniCredit Group (in the following "CEE") again successfully managed to significantly contribute to the Group's results in 2009 despite the world-wide market turmoil. While economic conditions in the various countries differ widely, business volumes and operating results in CEE continued to develop steadily over previous quarters. Cost efficiency remained one of the focal points in the current environment. The current level of credit risk provisions, in Q3 influenced by significant allocations in Kazakhstan, reflects the impact of the financial crisis on customer loans and is constantly monitored and strictly managed by appropriate actions taken by UniCredit Group's risk management experts.

Income Statement (€ million)

	FIRST 9 MONTHS		CHANGE % ON FIRST 9 MONTHS '08		2009		CHANGE % ON Q2 '09		2008
CENTRAL EASTERN EUROPE	2009	2008	ACTUAL	NORMALIZED[1]	Q3	Q2	ACTUAL	NORMALIZED[1]	Q3
Operating income	3,504	3,409	+2.8%	+16.8%	1,103	1,205	- 8.5%	-7.9%	1,266
Operating costs	-1,439	-1,613	-10.8%	- 0.8%	-484	-478	+1.3%	+1.1%	-561
Operating profit	2,065	1,796	+15.0%	+32.7%	618	727	-15.0%	-13.6%	705
Net write-downs on loans	-1,221	-323	+278.0%	n.s.	-509	-381	+33.6%	+31.9%	-124
Profit before tax	828	1,538	-46.2%	-39.2%	106	335	-68.4%	-67.3%	609
Profit (Loss) for the period	679	1,232	-44.9%	-38.0%	85	284	-70.1%	-69.4%	487

1. At constant exchange rates

Group Results (Continued)

Central Eastern Europe (CEE) (Continued)

Balance Sheet (€ million)

	AMOUNTS AS AT			CHANGE ON DEC '08	
CENTRAL EASTERN EUROPE	09.30.2009	06.30.2009	12.31.2008	AMOUNT	%
Total Loans	71,413	71,632	74,872	-3,459	-4.6%
o.w. with customers	*58,201*	*59,997*	*62,145*	*-3,944*	*-6.3%*
Customer deposits (incl. Securities in issue)	50,608	49,938	50,100	508	+1.0%
Total RWA	68,391	72,030	76,073	-7,682	-10.1%
RWA for Credit Risk	60,337	63,495	66,953	-6,616	-9.9%

Key Ratios and Indicators

	FIRST 9 MONTHS		CHANGE	
CENTRAL EASTERN EUROPE	2009	2008	AMOUNT	%
EVA (€ million)	142	584	-442	-75.7%
Absorbed Capital (€ million)	6,647	6,600	47	+0.7%
RARORAC	2.86%	11.80%	n.s.	
Operating Income/RWA (avg)	6.39%	6.13%	26bp	
Cost/Income	41.1%	47.3%	n.s.	
Cost of Risk	2.70%	0.74%	196bp	
Tax rate	18.0%	19.9%	-190bp	

Staff Numbers

	AS AT			CHANGE ON DEC '08	
CENTRAL EASTERN EUROPE	09.30.2009	06.30.2009	12.31.2008	AMOUNT	%
Full Time Equivalent (KFS group 100%)	52,771	53,547	56,066	-3,295	-5.9%
Full Time Equivalent (KFS Group proportional)	42,905	43,507	45,884	-2,979	-6.5%

In the first nine months of 2009 the CEE area of UniCredit Group achieved an **operating profit** of €2,065 million, outpacing the respective 2008 results by 15% (+32.7% at constant exchange rates).

Total operating income reached €3,504 million in this period outperforming the same period in 2008 by 16.8% at constant rates. The growth was driven by **net interest income** which increased by 11.2% at constant rates, to €2,238 million, despite the increase of refinancing costs characterizing the current financial environment.

Net fee & commission income grew only moderately, by 0.7% to €780 million. Trends in the various countries differed according to the relative importance of the generally weak securities and new issue business; commercial services such as cash management and loan fees developed favorably. There was a particularly strong rise in Turkey, where Yapı Kredi Bank is the undisputed and innovative market leader in commercial services including credit card business, foreign trade financing, leasing and factoring. Given the current market situation with its high volatility in FX and interest rates, the **trading result** showed particularly strong growth in the first nine months of 2009, increasing close to three times the result of Q3 2008 to €428 million, thus now accounting for 12% of the total operating income.

The market-driven relative slowdown in business and revenue growth was very quickly and effectively counterbalanced by strict cost management: **operating costs** of €1,439 million in the first nine months of 2009 therefore decreased slightly at constant rates (0.8%) and were even reduced by 10.8% at current rates versus 2008 even though they now reflect the full effect of the branch expansion program implemented in 2008. Overall cost efficiency thus further improved substantially as seen in the cost-income ratio of only 41.1% for the first nine months of 2009, compared to the 47.3% reported last year.

Reflecting the adverse market conditions and, as a consequence, also an even more prudent provisioning policy, **net write-downs on loans** had to be substantially



increased in the first nine months of 2009, to €1,221 million, almost four times the amount booked in the same period of 2008. The **cost of risk** ratio (in percent of the average loan volume) thus increased to 2.70%, up from 0.74% in the comparable period of 2008.

Due to this rise in **risk provisions**, and including the effect of lower **profit and loss on investments** compared to first nine months of 2008 (which included i.a. the proceeds from the sale of some subsidiaries), CEE **net profit** of €679 million for the first nine months of 2009 was 38% below the prior year's result at constant rates. Combined with the effect of lower exchange rates in most of the area's countries versus September 2008, CEE Net profit fell by 44.9% at current rates from first nine months of 2008.

Turkey

Yapı Kredi (YKB) is the fourth largest private bank in Turkey. Through a customer-centric strategy and segment-based service model, YKB delivers a comprehensive array of retail (including credit cards and SME), corporate, commercial and private banking products and services as well as asset management, leasing, factoring, private pension, life and non-life insurance and brokerage services. As of Q309, with 836 branches YKB has the fourth largest branch network in Turkey with a market share of 9.4%. In addition, the bank is the market leader in credit cards (21.5% issuing volume market share) and has a large ATM network in Turkey (2,347 ATMs) as well as award-winning internet and telephone banking applications.

Following progressive worsening of the global and domestic macroeconomic environment since Q308, the signs of stabilisation which were first seen in Q209 continued in Q309 leading to further improvement in expectations in Turkey. The magnitude of GDP contraction, which had peaked at -14.3% in Q109, eased slightly in Q209 to -7.0% and is expected to ease further in Q3. The Central Bank of Turkey (CBRT) continued the easing cycle with 150bps further rate cuts in Q309 bringing the total to 950bps since November 2008. The policy rate as of the end of Q309 was 7.25% (currently at 6.75% as of October 16, 2009). In the banking sector, sound levels of profitability, liquidity and capitalisation were maintained in 9M09. Despite a significant increase in the cost of risk, the banking sector's strong profitability was driven by positive net interest margin evolution on the back of continued the CBRT rate cuts despite relatively flat volumes as well as strict cost management.

In light of this challenging operating environment, YKB continued to operate with a strict focus on profitability and risk management together with an unremitting focus on supporting its customer base and growing its customer related core banking business. The bank consistently intensified its focus on customer satisfaction in an effort to increase operational efficiency and commercial productivity.

During the first 9 months of 2009, Yapı Kredi's profitability remained strong on the back of positive net interest income evolution, strong fees and commissions and strict cost control, despite low volumes and increasing cost of risk. Positive net interest margin was supported by continuing aggressive rate cuts by the CBRT together with timely repricing and release of costly Turkish Lira deposits by Yapı Kredi. Despite flat lending volumes, fees and commissions remained resilient with 10% y/y growth driven by repricing. As a result, revenue growth of 27% y/y has been recorded in 2009 9M. Driven by the strong focus on cost control to offset low visibility/ a high level of uncertainty in the macro/sector outlook, costs remained flat y/y (+4% if normalised to exclude one-off pension fund expense in H108). Cost/Income was at 39% as of M9 2009.

In M9 2009, YKB maintained and further strengthened its strong position in terms of capitalisation, liquidity, and funding. In September Yapı Kredi successfully secured a new syndication of ~USD 985m for an all-in cost of Libor + 2.25% per annum with the participation of 44 banks from 21 countries. This club loan facility was a replacement of a USD 1 billion syndicated loan which matured in September 2009. In October, Yapı Kredi also received a €200 million 12 year loan from the European Investment Bank (EIB) to support SME clients in Turkey. Driven by continued emphasis on liquidity and flat/slightly contracting loan volumes, YKB's loans to deposits ratio declined to a comfortable 88% (vs 91% at YE08) on a consolidated basis in M9 2009. YKB's capital adequacy ratio increased to 16.5% at consolidated level and to 17.7% at bank-only level.

In lending, mainly driven by low demand by consumers and the increased focus on risk management leading to selective lending so as to limit the increase in cost of risk, Yapı Kredi's loan book recorded a decline of 4% ytd in M9 2009 driven by slight contraction in both Turkish Lira loans (-4% ytd) and stable FX loans (-2% ytd in Turkish Lira terms). In terms of deposits, driven by lack of loan volumes and release of costly deposits, Yapı Kredi recorded a slight decline in M9 2009 (-2% ytd). In Q309, the slight pick-up in Turkish Lira lending, which had started

Central Eastern Europe (CEE) (Continued)

with the first signs of stabilisation in macro conditions in Q2, continued and Turkish Lira loans grew 0.2% q/q driven primarily by mortgages (2.3% ytd).

In line with sector trends, asset quality deterioration continued in Q309. The non-performing loan (NPL) ratio was 6.4% as of M9 2009 (vs 5.8% in 2Q09). This deterioration, which was driven by new inflows in credit cards, SME and consumer loans, was partially offset by proactive credit risk management efforts leading to a significant increase in collections (restructuring programs and credit infrastructure improvements). As a result of Yapı Kredi's conservative stance, specific provisioning coverage increased further to 71% (+1 pps vs 2Q09, +8 pps vs YE08).

Individual and SME segments recorded a 17% y/y revenue growth driven by positive net interest income evolution due to Central Bank rate cuts. Retail banking contributed 28% of the Bank's total revenues and 36% of total customer business. YKB recorded a slight increase in consumer loans in M909 despite the low level of demand in the sector, driven by mortgages (up by 12% ytd). The Bank continued to place strong emphasis on improving customer satisfaction and supporting its clients in this segment. Credit cards, one of the key pillars of Yapı Kredi's retail strategy, recorded a 34% y/y growth in revenues in M9 2009. As of M909, credit cards contribute 22% of the Bank's total revenues and 8% of total customer business. In Q309, Yapı Kredi's credit card brand "World" increased in rank and became the sixth largest credit card platform in Europe according to the September 2009 Nielsen Report.

In the commercial and corporate banking segments, Yapı Kredi maintained its conservative approach and focus on profitability in M9 2009. In terms of volumes, loans contracted by 8% ytd, driven mainly by Turkish Lira commercial loans (-11% ytd). In terms of revenues, the commercial and corporate segment recorded an increase of 31% y/y driven by significant upward repricing of cash and non-cash credits since Q108. The Bank maintains its focus on strengthening its structured sales approach with client visits and product penetration targets. Commercial and corporate banking contributes 21% of the Bank's total revenues and 39% of total customer business.

In September 2009, YKB provided USD 350million of the USD 500million long-term financing to the Alkumru damn and hydro-electric power plant project, one of the largest energy projects in Turkey. This plant will have the capacity to generate one billion KWh when completed in 2011. Including this project, the total financing that Yapı Kredi has provided to energy projects in recent years has reached USD 2.5 bln and 3,500 megawatt. This is the highest amount that a bank has provided for energy finance in Turkey.

Russia

Following an over 10% y/y drop in real GDP in H109, the Russian economy is showing signs of stabilization and weak recovery in the worst-hit sectors. Thus, investment demand has pulled back from the 23.1% y/y drop in May to stabilize at around a 19% y/y decline. Coming on top of resilient exports this has helped to stabilize and trigger a notable rebound in industrial output and cargo shipments, potentially indicating that the worst phase of the crisis might have passed indeed. On the other hand, domestic consumer demand continues to deteriorate, with unemployment rate staying at 8.1% in August or at its 8-year high in seasonally-adjusted terms. This has triggered deeper contraction of real wages and disposable incomes, pushing retail sales deeper into nearly 10% y/y decline. Such weakness of consumer demand has continued to ease inflationary pressures, pushing inflation to 2 year low of 10.7% y/y in September, down from the peak of 14% y/y in March. As a result, we see real GDP recovering to a 4% y/y decline in Q409, up from the 10.9% y/y drop in Q209. Positive news on upcoming economic recovery has boosted the domestic financial markets, attracting a substantial inflow of capital, also boosting the Russian ruble to another annual high.

Several trends we observe in the Russian banking sector in 2009: credit crunch due to the high level of credit risk induced by a general worsening of asset quality; a fall in retail lending after the rapid contraction of households' real disposable income; and a sharp increase of loan loss reserves. Relative stabilization in some sectors of the Russian economy led to a deceleration of past due loans in the corporate and retail segments. However, the level of total doubtful assets continues to grow and as a result, problem assets reached 9% of total assets in August compared to 4.9% in January.

ZAO UniCredit Bank is one of Russia's top universal banks. The Bank was the first international bank in Russia and celebrates its 20th anniversary in October. Through a continuously prudent risk and liquidity policy the Bank has proved its reliable financial standing since its foundation even through times of market turmoil. With total assets of €11,6 billion ZAO UniCredit Bank is the largest foreign and the 8th largest bank in Russia by total assets. The bank currently

maintains a countrywide network of 111 outlets including a representative office in Minsk, Belarus, and serves around 700,000 individual and SME clients and about 4,500 corporate clients with its comprehensive banking products and services.

In the first nine months of 2009 the bank achieved a gross operating profit of €305 million which at constant exchange rates exceeds by 30% the result for the same period last year. This good performance stemmed, besides positive results from increased market volatility, particularly at the beginning of the year, from the expanded regional coverage as well as from continuous efficiency improvements. In spite of the financial turmoil in the markets, UniCredit Bank continued its regional expansion in Moscow and other regions. Within the first nine months of 2009 new offices were opened in Perm, Ufa, Liptesk, Miass, Taganrog, Rostov-on-Don, Volgograd, Sochi, Krasnojarsk, Tyumen, Barnaul, Belgorod and Saratov, as well as ten new outlets in Moscow and six in St. Petersburg. Since September 2008 the network has increased by 31 outlets to the current 111. The number of staff increased in the same period by 7% to 3,668 employees.

Q3 revenues of €461 million were higher by 20% y/y (at constant exchange rates). The revenue increase results from higher flows of commissions as well as strong trading gains, together offsetting declining interest income due to a crisis-driven slow down in lending. Total assets of €11,6 billion were 1.8% lower compared to September 2008. As the financial crisis finally reached the real economy, both retail and corporate loan business started to decline in early 2009 and thus gross loan volume decreased by 11% compared to Q3 2008 to the current €7.9 billion, whereas deposits increased in the same period by 13% to €6.8 billion. Due to the prudent risk policy total assets decreased in the nine month of 2009 by 14.5% while deposits increased during this period by 20.7%.

Corporate banking remains the core business of the bank although since last autumn, when the crisis started, lending operations were continuously scaled back. Consequently the corporate loan portfolio of €6 billion is almost 9% below the level of Q3 2008. On the liability side operations increased significantly and customer deposits grew to €5.4 billion exceeding Q3 2008 by 18%. Since December 2008 the gross loan portfolio declined by almost 13%, corporate deposits however increased during this period by more than 20%. In consideration of the persisting difficult economic environment, business priorities remain clearly focused on key relationships and development of business with multinational customers, and special attention to credit risk. Strong emphasis is put on non-cash risk and transactional business.

Continuous development of retail banking remains a key pillar of ZAO UniCredit Bank's strategy. Despite the tense situation in the retail lending market the bank increased its retail network. In consideration of the deterioration of the economic environment the retail loan business was significantly slowed down. The total loan portfolio as of Q3 2009, primarily consisting of car loans and residential mortgages, amounted to €1.5 billion which was 17.6% lower than in Q3 2008; compared to the beginning of the year the contraction of the portfolio amounts to almost 21%. Customer deposits on the other hand have increased since Q3 2008 by more than 4% to €1.3 billion.

To cope with the difficult market situation, besides continuous efforts to further develop the customer base, the bank put a strong emphasis on accelerated development of fee-based and liability side products as well as on optimization of the network and the current business model to further improve the high standards of client service.

Other Markets

In the **Czech Republic**, despite revenues almost on last year's level and cost reduction initiatives, further improving the favorable cost income ratio, the bank was affected by the economic crisis with more than doubled net write-downs on loans compared to M908. **UniCredit Bank Slovakia** continued to carry out a conservative liquidity and risk policy. Nevertheless the bank actively participates in new business and was one of the selected lead arrangers for the first PPP infrastructure project for a motorway in Slovakia. The net profit remained within the scope of the bank's forecast. Revenues in **Hungary** are significantly above last year, supported by a positive development of fee income and trading activities. Also costs were kept below last year's level. Nevertheless the bottom line result is negatively influenced by increased net write downs on loans, being more than four times higher than in M908.

UniCredit Slovenia enjoyed the best quarter so far in 2009; mainly good trading by tightening bond spreads, reduced liquidity costs and flattening loan loss provisions contributed to the surprising positive result after nine months. **Zagrebacka banka** (ZABA) is clearly the leading bank in Croatia and maintains the largest market share in

Group Results (Continued)

Central Eastern Europe (CEE) (Continued)

customer loans and deposits. Zaba Group does business in Croatia with more than 1.5 million clients served by 136 branches. Increased revenues due to a higher trading result and further cost reductions in all major cost categories led to an improvement of the cost/income-ratio to an impressive 45.5%. Net write downs on loans increased by €34.4 million y/y, reflecting the more unstable economic environment. In **Bosnia and Herzegovina**, the Group has a country-wide presence through UniCredit Bank d.d., Mostar and UniCredit Banjalucka banka. Together, the 2 banks serve 1.2 million corporate and private clients through 147 branches. In **Serbia** the Bank recorded significant revenue growth of 14% over 2008 (net interest income increased by 21% y/y and fee income by 12%). With the risk situation stabilized, the bank is in a position to equal last year's Profit before tax. Despite the prevailing economic crisis in **Romania** which lead to a significant increase in loan loss provisions, UniCredit Tiriac Bank generated a gross operating profit outperforming last year's level (+15.7% y/y at constant exchange rates). The "Divisionalization Project" emphasizing customer centricity as a key target is at the implementation stage in Romania. UniCredit Bulbank is **Bulgaria**'s leading bank in terms of assets, exceeding BGN 11 billion (€5.6 billion) as of August 2009. The Bank is servicing over one million clients in all customer segments. Despite the worsened economic environment the bank achieved satisfactory results in the first 9 months of 2009. Loan loss provisions increased but were partially offset by higher net fees and commissions, improved trading results and optimized cost control.

In **Ukraine**, Ukrsotsbank, as a consequence of high interest income and a significant reduction in operating costs (-8% at constant rates, resulting from cost reduction measures both relating to staff and other cost categories) was able to offset higher net-write downs on loans (as a consequence of the sharp economic downturn and unstable environment) and to show positive net income.

ATF Bank had a positive revenue growth of 22.2% vs. the prior year, notwithstanding the economic crisis, which heavily impacted the market in **Kazakhstan** (real GDP growth expected -2.3% for 2009). This growth was mainly thanks to an increase in NII (+11.8% y/y, due to a favourable deposit spread effect and a positive volume effect on loans and receivables with banks) and higher trading profit at the beginning of the year thanks to higher volumes in FX conversions in the context of the currency devaluation in February. There was a substantial improvement in ATF's Loan/Deposit ratio (155.1%) of 40.5pp y/y thanks to the Deposit Generation Program which started at the beginning of the year and helped to increase the deposit portfolio by 40.5%, while the loan portfolio rose by only 6.9% yoy. Efficiency improved with a cost/income ratio of 25.5% (an improvement of over 12.8pp vs. the prior year) clearly reflect the progress in restructuring and integration efforts. The expenses were kept strictly under control, costs decreased by 18.6% and FTE staff by 954 y/y. Reflecting the general deterioration in asset quality due to the crisis and partly the default of some large corporate customers, risk provisions increased substantially with a consequent negative impact on the net result.



Poland's Markets

Introduction

The Poland's Markets Business Unit ("Poland Markets" in the following) manages UniCredit Group's operations in **Poland and UniCredit Bank Ltd's** activities in **Ukraine**.

Bank Pekao S.A. is one of two Poland's leading banks in terms of total assets (market share of 11.8% as of June 30, 2009), loans to customers and assets under management. The bank has a nationwide network of 1,031 branches, a strong presence in all the country's major cities and Poland's biggest ATM network, consisting of over 3,900 ATM's (of which 1,867 ATMs owned by the bank may be used by customers of UCG banks free of charge), enabling the bank's customers to have fully flexible and easy access to bank channels all over the country.

Bank Pekao S.A. controls 100% of **UniCredit Bank Ltd.** in Ukraine with a market share slightly above 1% in terms of total assets and loans. Corporate Banking and Custody are the core businesses of UniCredit Bank, contributing about 67% of revenues. The bank has a network of 61 branches.

Financial Performance

At September 30, 2009 Poland's Markets posted YTD **Net profit** for the period of €412 million, confirming its high profitability, thanks to constant repricing actions, cost control and low cost of risk as a consequence of high quality of assets.

Operating income totaled €1,207 million in three quarters of 2009, thanks to:

- **net interest income** of €657 million, after three quarters of 2009 down by 17.0% y/y at constant exchange rates but higher compared to previous quarter, mainly thanks to higher assets profitability and thanks to repricing aiming at cost deposits reduction;
- **non-interest income** of €550 million after three quarters of 2009 decreased only by 0.9% y/y at constant exchange rates, with lower market related and other fees compensated partially by higher fees and commissions on loans and cards and higher financial profits.

Operating costs (including integration costs) under strict control were reduced by 2.6% at constant FX compared to 9 months of 2008. The **cost/income ratio** amounted to 52.5% in September 30, 2009, mainly due to pressure on revenues side, partially compensated by cost control.

At September 30, 2009 Poland's Markets **Loans to customers** amounted to €18.8 billion, down by 5.2% from December 31, 2008 (-3.3% at constant exchange rates). **Deposits from customers** (including securities in issue) amounted to €21.2 billion at September 30, 2009 and decreased by 5.4 from December 2008.

At September 30, 2009, there were 20,663 **FTE employees**, a reduction of 743 FTE from December 2008, mainly driven by natural attrition in Bank Pekao S.A..

Income Statement (€ million)

	FIRST 9 MONTHS		CHANGE % ON FIRST 9 MONTHS '08		2009		CHANGE % ON Q2 '09		2008
POLAND'S MARKETS	2009	2008	ACTUAL	NORMALIZED[1]	Q3	Q2	ACTUAL	NORMALIZED[1]	Q3
Operating income	1,207	1,731	-30.3%	-10.4%	427	406	+5.2%	+0.2%	609
Operating costs	-634	-806	-21.3%	+0.8%	-215	-212	+1.4%	-3.8%	-286
Operating profit	573	925	-38.1%	-20.2%	212	194	+9.3%	+4.5%	324
Net write-downs on loans	-91	-45	+102.2%	+166.2%	-36	-35	+2.9%	+3.6%	-13
Profit before tax	508	879	-42.2%	-26.2%	182	169	+7.7%	+1.5%	311
Profit (Loss) for the period	412	712	-42.1%	-26.2%	148	138	+7.2%	+1.6%	248

1. At constant exchange rates

Group Results (Continued)

Poland's Markets (Continued)

Balance Sheet

(€ million)

POLAND'S MARKETS	AMOUNTS AS AT 09.30.2009	06.30.2009	12.31.2008	CHANGE ON DEC '08 AMOUNT	%
Total Loans	21,365	21,322	23,319	-1,954	-8.4%
o.w. with customers	*18,844*	*18,470*	*19,870*	*-1,026*	*-5.2%*
Customer deposits (incl. Securities in issue)	21,173	21,278	22,390	-1,217	-5.4%
Total RWA	22,457	22,479	24,957	-2,500	-10.0%
RWA for Credit Risk	18,985	18,953	21,292	-2,307	-10.8%

Key Ratios and Indicators

POLAND'S MARKETS	FIRST 9 MONTHS 2009	2008	CHANGE AMOUNT	%
EVA (€ million)	156	322	-166	-51.6%
Absorbed Capital (€ million)	1,128	1,503	-375	-25.0%
RARORAC	18.48%	28.54%	n.s.	
Operating Income/RWA (avg)	6.95%	7.48%	-53bp	
Cost/Income	52.5%	46.6%	590bp	
Cost of Risk	0.64%	0.29%	35bp	
Tax rate	19.1%	19.0%	10bp	

Staff Numbers

POLAND'S MARKETS	AS AT 09.30.2009	06.30.2009	12.31.2008	CHANGE ON DEC '08 AMOUNT	%
Full Time Equivalent	20.663	20.893	21.406	-743	-3,5

In Ukraine during the 3 quarters of 2009, **UniCredit Bank** managed to maintain positive **Net profit**, despite the difficult market situation in Ukraine. Since the first signals of deterioration in the market environment appeared, strict measures were put in place in order to even more carefully control the operations of UniCredit Bank, especially in the risk management area. Also in 2009 several actions in the cost management area were undertaken aiming to achieve cost savings with a focus on both HR and non-HR expenses. In 3 quarters of 2009 there was no further expansion of the network and business activity was limited in order to minimize the risks.



Business Performance

Corporate Business

Bank Pekao maintained its strong position in the corporate segment. As a market leader, Corporate Banking has constantly developed its offer based on market best-practice, in particular in the transactional banking area. In 2009 a new innovative solution for foreign electronic payments was implemented. This automatic procedure simplifies the process, increases the safety of data processing and reduces transaction times. Additionally customers may negotiate the exchange rates used and monitor execution on-line.

Corporate Banking successfully continued to implement its strategy to improve the effectiveness of allocated capital by focusing on more profitable lending products, that allowed to improve results y/y measured by net revenues with growth driven by net interest income on lending.

Corporate volumes growth was adversely affected by unfavorable market conditions. Lower demand on external financing from corporate customers diminished the possibility of loans growth. As at September 30, 2009, loan volumes were lower by 10.9% compared to December 31, 2008. In the same period, deposits volumes decreased by 7.4% mainly as a consequence of conscious pricing policy as well as strong competition from other banks seeking liquidity.

Retail Business

Total savings in the Retail Business Line grew by 3.8% in 9 months of 2009 both in deposits (up by 1.1%) and mutual fund volumes (up by 17.9%). Deposit growth was supported by the marketing campaign for the Dobry Zysk "Good Profit" savings account at the beginning of the year and the launch of a new line-up of Eurokonto packages with a wide spectrum of accounts to suit the needs of all consumer segments. Since April 2009 further signs of improvement in the Mutual Funds market in Poland were observed, which allowed to improve sales results. In the Retail gross sales amounted to ca. €142 million in Q3 (up by 22,4% q/q) and positive net sales were up by €8.4 million or 20.2% q/q.

Total loans increased by 3.3% YTD and 8.2% compared to September 30, 2008. The continuing commercial focus on consumer loans supported by the Easter and September marketing campaigns enabled the increase in the consumer loans stock of 16.8% YTD and 25.0% in the last 12 months. The stock of PLN mortgages increased by 11.9% YTD and 15.0% compared to September 30, 2008 with continued strong focus on the profitability of new production.

The Retail Business Line successfully launched the new operational CRM - "UNISales" system. This innovative tool integrates the work environment of the sales network, successfully supports relations with customers and the coordination of the sales activity of more than 10,000 employees of the Retail Business Line.

Group Results (Continued)

Further Information

Transactions for rationalizing Group operations and other corporate transactions

During the first nine months of 2009, the Group's operations were characterized primarily by the implementation of initiatives for the creation of the Group's Global Factory for common services and products; then the rationalization of the Group's operations was continued to eliminate overlapping businesses and to achieve greater synergies and cost reductions.
The Group also undertook some new initiatives aimed at external growth to consolidate and strengthen its leadership in some business sectors.

Reorganization of the Group's ICT and back office operations

During the first nine months, two separate projects for reorganizing the Group's Italian and foreign ICT and back office operations were completed in order to improve the coordination and efficiency of these business support areas and to achieve further economies of scale and scope. Specifically, the goal of the projects was to implement two Global Factories for common services:

- a Global Back Office Company, which provides back office services at the Group level; UniCredit Processes & Administration (now UniCredit Business Partner joint venture corporation, hereinafter "UCBP;
- a Global ICT Company, which serves as sole center for ICT services for the entire Group; UniCredit Global Information Services, (now a joint venture corporation, hereinafter "UGIS").

Both companies will reinforce the "customer-centric" approach, which will be based on regular customer satisfaction surveys.

Global Back Office Company

In January of this year, the process of integrating in UCBP all activities carried out in the "operations" area by the Group in Austria, Czech Republic, Germany, Italy and Romania was completed. There are also plans to rationalize the operations managed in Poland in a second phase.

The goal of this integration was to create a joint operating platform for the Group's banks worldwide that will further the exchange of key expertise and professional skills. It also aimed to establish a model for action and a single approach, with a focus on better risk controls with the proper balance between cost and quality.

In December 2008, UCBP launched a capital increase totaling €131.6 million (including €129 million in additional paid-in capital), which was paid for, pursuant to para. 4 of Article. 2441 and 2343 of the Civil Code, in the amount of €50.8 million by HVB through the transfer of its "Back Office" business unit, and in the amount of €80.8 million by UniCredit Bank Austria through the transfer of its 100% stake in BA-CA Administration Services GmbH (now UniCredit Business Partner GmbH) and Banking Transaction Services s.r.o. Following the above transaction, which went into effect as of January 1, 2009, HVB and BA became shareholders of UCBP with stakes of 18.11% and 28.81% respectively, and the remaining 53.07% stake is held by the Parent company.

Global ICT Company

The project was promoted in order to bring together into a single company - namely, UGIS - all the ICT activities carried out by HVB and BA through their respective subsidiaries, HVB Information Services GmbH (hereinafter "HVB IS") and WAVE Solutions Information Technology GmbH (hereinafter "WAVE").

The creation of a common center for ICT services at the Group level will allow for optimizing the exchange of key expertise and professional skills and will further the creation of a "full service" model for customers, as well as high quality standards and competitive costs.

The additional objectives that the Group expects to achieve with the project in question, consistent with the goals sought in integrating back office operations, include:

- facilitating the governance of ICT operations by centralizing responsibility in a single legal entity;
- maintaining the most successful cost model, based on high cost stability and predictability, furthering awareness of the value of the cost and hence a high commitment to efficiency in IT;
- maintaining the current level of quality of service, so as to further business procedures and keep risks under control as best as possible;
- sustaining geographic distribution with the right level of modularity, scalability and automated support;
- reducing operational complexity within such a broad scope, furthering the standardization of assets, procedures, tools and actions.

To implement the project, the extraordinary shareholders' meeting of UGIS held April 3, 2009, approved two separate capital increases reserved for HVB and BA totaling €135.3 million (including €52.8 million in additional paid-in capital), pursuant to par. 4 of Article 2441 and 2343 of the Civil Code, as follows:

- €96.3 million (including €37.6 million in additional capital) by HVB through the transfer of its 100% stake in HVB IS, whose equity HVB had previously increased through the transfer of its IT assets and a cash contribution of approximately €12.0 million;
- €39.0 million (including €15.2 million

in additional capital) by BA through the transfer of its 100% stake in WAVE, to which BA had previously contributed 100% of the capital of Bank Austria Aktiengesellschaft & Co EDV Leasing OHG (the company owning the IT hardware assets in Austria used under leasing by UGIS itself), to which BA itself had in turn paid in a cash contribution of approximately €16.1 million.

Following the above transaction, which went into effect as of May 1, 2009, HVB and BA became shareholders of UGIS with a stake of 24.72% and 10.02% respectively, and the remaining 65.26% stake is held by the Parent company.

On the same date, HVB IS and WAVE were closed, and the respective assets were placed in the UGIS branches in Munich and Vienna. Consequently, UGIS also acquired direct control of Bank Austria Aktiengesellschaft & Co EDV Leasing OHG, previously held by WAVE.

In addition, in order to fully implement the rationalization of the former Capitalia's ICT operations, prior to carrying out the integration of the ICT operations engaged in by HVB and BA, the merger by absorption into UGIS of its wholly-owned subsidiary Kyneste SpA was completed, also going into effect as of May 1, 2009.

Reorganization of banking and specialized financial operations

Combination of the individual mortgage and consumer loan businesses at the Group level

In order to ensure the best management and coordination of the "production" of medium- and long-term loans to individuals for home financing and consumer loans, as of January 1, 2009, UniCredit Consumer Financing ("UCFin") incorporated, through a merger by absorption, both UniCredit Banca per la Casa ("UBCasa"), formerly specializing in the "home mortgage" business, as well as UCFin, held directly by UniCredit, creating the Pan-European center of expertise in household lending within the Group.

The combination is consistent with the new integrated management model for the mortgage and consumer loan businesses, launched with the creation of a "household financing department" at the Parent company.

This approach will not only encourage the cross-selling of the products concerned, but will also achieve operating synergies, especially in governance functions, as well as greater efficiency than the previous organizational/distribution model with the resulting rationalization of cost structures and simplification of corporate structures.

As of April 1, 2009, UCFin took on the new name of "UniCredit Family Financing Bank" to better convey to the market the completeness of its offerings and to strengthen its internal identity.

Rationalization of the salary-guaranteed loan business within UCFin

In order to implement the integration of the salary, pension and payment mandate guaranteed loan business, currently handled either by UCFin or its fully-owned subsidiary Fineco Prestiti, and to enable improved risk control and the achievement of cost synergies, on November 9, 2009, a partial spin-off to UCFin of the "salary-guaranteed loan" business unit of Fineco Prestiti was concluded, represented essentially by the assets, liabilities, resources, rights, obligations and, in general, all the substantial subjective situations involved in the assessment, disbursement and management of salary, pension and payment mandate guaranteed loans.

After this operation, Fineco Prestiti, as well as managing its own distribution network of 40 agents and 80 brokers and the associated activities of commercial support, will also continue to handle pension-guaranteed loans to individuals who receive their pension payments from INPS and are unconnected with the representative companies.

Implementation of a new management model for leasing operations at the Group level

The project for the implementation of a new management model for leasing, begun in June 2008, in order to ensure better management and coordination of leasing activities worldwide, was completed in January of this year.

This project was completed with the business combination, effective as of January 1, 2009, of UniCredit Global Leasing and Locat (which changed its name accordingly to "UniCredit Leasing") and the allocation to the latter (as the

Transactions for rationalizing Group operations and other corporate transactions (Continued)

operating sub-holding company) of the activities of guiding, coordinating and controlling the business concerned at the Group level in accordance with the Parent company's guidelines, as well as directly managing the business in Italy.

This structure allows for a quicker and easier transition from the organizational/ distribution model (characterized by a "non-homogenous" mix of companies located in different countries and overlapping structures) to the new business management model focused on the creation of a global company that is charged with managing the business in a uniform manner, optimizing resource allocation, and at the same time leveraging the unique features of each country and/or specific business area.

In addition, this approach has laid the foundation for:

- a significant simplification in organization;
- a simplification of governance and key processes;
- a reduction in the number of legal entities (using, where possible, the model of the sub-holding company's foreign branches), thereby making the organizational structure more streamlined and "flat" and shortening reporting lines;
- a better transfer of best practices to facilitate the exchange of skills in the Group's complex leasing operations (including through the establishment of dedicated "competence centers" managed in a uniform and coordinated manner);
- the ability to take advantage of a commercial strategy based on the "one face to customers" model, which is specifically intended for the vendor agreement and cross-border leasing segment.

Business combination for the Group's leasing operations in Russia

In order to optimize and strengthen the leasing business in the Russian Federation market - particularly with regard to the capital goods and car sectors - in the second quarter of this year, a business combination project was begun between the Group's two leasing companies operating in Russia: OOO UniCredit Leasing ("ULR", a wholly-owned subsidiary of ZAO UniCredit Bank "UBR") and ZAO Locat Leasing Russia ("LLR"), a wholly-owned subsidiary of UniCredit Leasing ("UCL").

The business combination is currently in progress, through a capital increase of ULR in the amount of RUR 1.5 billion (about €34 million) reserved to UCL and paid up by the latter through the contribution in kind of LLR as well as the cash contribution of approximately RUR 1.2 billion (about €28 million).

The transaction designed as such will allow UCL to reach a target ownership structure of 60% (consistent with the model adopted by the Group in the countries in the CEE area, which provides for the joint presence of UCL, as majority shareholder, and local banks, as minority shareholders, among the shareholders of the leasing companies) and which will endow ULR at the same time with an adequate level of capitalization.

Following the transaction described, ULR will operate as the Group's sole leasing company in the Russian Federation market, while LLR will manage the portfolio of contracts currently in existence until they are exhausted and will then be liquidated, most likely in 2011.

The authorization from the local antitrust authority was obtained in July 2009, so the completion of the business combination in question is expected in the fourth quarter of 2009.

Project for transforming Italian Group instrumental companies into consortiums

In July of this year, transformation was completed of the Group's Italian instrumental companies into consortium companies (specifically, UGIS, UCBP, UniCredit Audit (Audit), UniCredit Real Estate (URE) and UniCredit Bancassurance Management and Administration S.r.l. (UBMA)). These consortiums have been joined by the Group companies benefiting from the services provided by the aforesaid companies.
This consortium model appeared suited to the companies' corporate purpose and to the economical and efficiency criteria, in that it allows for combining a consortium's objectives, which provide for preferred provision of activities to its consortium members, with the organizational form of a joint-stock company, at the same time allowing for taking advantage of the VAT-exemption regime, in accordance with the current tax rules.

Reorganization of the Austrian Private Banking business

In order to bring BA's Austrian Private Banking operations in line with UniCredit's Pan-European "on-shore" Private Banking model and to reorganize the scope of the operating companies in the sector held by BA on the basis of the Group's guidelines on equity interests, BankPrivat ("BP") and Asset Management GmbH ("AMG") - both companies wholly owned by BA - were absorbed into BA with effect from October 28, 2009.

In parallel, the Group has begun the process of reorganizing the BA Private Banking Division's service model to bring it in line with the Group's Private Banking model, and has transferred AMG's fund management and asset management business to Pioneer

Investments Austria ("PIA"), a company indirectly owned by the Parent company through Pioneer Global Investments.

The reorganization process entails the allocation of full control of the clients currently served by BP to the BA Private Banking, shifting the respective activities currently conducted by the BA Retail to the Private Banking.

The entire project will be completed by the end of this year.

New Group external growth initiatives

The Pioneer conglomerate

Partnership with the Fortress group in the real estate sector

In order to increase the value of the closed-end real estate fund management business of Pioneer Investment Management SGR SpA ("PIM SGR"), a wholly-owned subsidiary of Pioneer Global Asset Management SpA ("PGAM"), this past April, PIM SGR acquired an equity interest of 37.5% in Torre SGR SpA (a real estate fund management company under the Fortress Investment Group LLC, which in turn is an alternative management company listed on the New York Stock Exchange) as part of a capital increase of the aforesaid company reserved for PIM SGR and subscribed by the latter through the contribution of its "real estate funds" business unit (comprised essentially of 6 real estate funds: "UniCredito Immobiliare Uno," "Pioneer RE Brixia," "Pioneer RE Turin," "Pioneer RE STAR," "Pioneer RE Capital Fund" and "Pioneer RE AMG").

The transaction was carried out as part of the project aimed at increasing the value of the Pioneer Group's real estate management business in Italy together with a strategic partner in the real estate asset management sector for the purpose of (i) creating a partnership with an international major player in the real estate sector, in order to combine its expertise in the sector with the distribution capability and the access to institutional and retail capital of Pioneer and of the group that it belongs to, and consequently to (ii) satisfy the needs of the UniCredit network in terms of management of existing business, product innovation, fleshing out the range of products offered to its retail and institutional customers, generating new business and consequent commission flows, as well as to (iii) create value for investors.

The HVB conglomerate

Agreement with NewSmith Capital Partners

Pursuant to the agreement entered into with NewSmith Capital Partners LLP, in October 2009 HVB acquired 100% of NewSmith Financial Products LLP ("NSFP") and NewSmith Financial Solutions Ltd ("NSFS"), subsidiaries of NewSmith Capital Partners LLP, for a total consideration of approximately £50.9 million (approximately €60 million), after the obtainment of the required regulatory approvals.

As part of this transaction, the Group acquired a team of highly experienced professionals with diverse backgrounds dedicated to managing the Markets and Credit business areas according to a customer-based model with the aim of reducing the risk profile and the absorption of capital.

Other transactions involving subsidiaries/ associates

JSCB Ukrsotsbank

This past May, the subsidiary JSCB Ukrsotsbank ("USB"), of which BA directly or indirectly holds 94.47% of the capital stock, launched a capital increase in the amount of UAH 500 million (equal to approximately €53 million) in order to fulfill the requirements of the Ukrainian Central Bank in view of the country's financial situation.

For this transaction, BA assumed an overall expense of approximately €50 million, and the overall equity interest held (directly and indirectly) in USB reached 95.34% of the capital stock.

JSC ATF Bank

This past April, JSC ATF Bank ("ATF"), 99.70% controlled by BA, launched a capital increase of KZT 18 billion (approximately €89 million) to fulfill the requirements of the Kazak Oversight Authority in connection with the country's financial situation. BA's subscription of the portion due to it in this transaction entailed an overall expense of approximately €89 million.

UniCredit Consumer Financing IFN SA

In order to support the growth of UniCredit Consumer Financing IFN SA ("UCCF"), a Romanian company incorporated in 2008 as a joint venture between UCFin, currently "UniCredit Family Financing Bank" (65%), and UniCredit Tiriac Bank "UCT" (35%), active in the provision of consumer loan products for the Romanian market, this past May, the two partners, UniCredit Family Financing Bank and

Transactions for rationalizing Group operations and other corporate transactions (Continued)

UCT, subscribed a UCCF capital increase of RON 43 million (approximately €10 million) in the amount proportional to their respective equity interests.

This increase in capital enabled the subsidiary to be in line with the minimum capitalization limits required by Romanian regulations.

CNP UniCredit Vita SpA
This past April, CNP UniCredit Vita (an insurance joint venture with the French group CNP, in which the Group holds an overall interest of 38.80% (16.92% directly by UniCredit and 21.88% by Fineco Verwaltung AG, a wholly-owned subsidiary of the Parent company, whose sole asset is represented by the interest in CNP UniCredit Vita), approved a capital increase of €134 million aimed at endowing it with sufficient capital in observance of the capital requirements provided for by current regulations.

The Group subscribed the transaction in the portion due to it, assuming an overall expense of €52 million, including €22.7 million for the Parent company's share and €29.3 million for the share held by Fineco Verwaltung.

In order to centralize in a single entity the entire stake held by the Group in the said associate, this past June, the Parent company acquired the stake held by Fineco Verwaltung in CNP UniCredit Vita.

Transactions to dispose of equity investments/ non-strategic assets

In Italy

Finaosta SpA
This past November, UniCredit, together with the other minority shareholders of Finaosta, accepted the proposal by the Valle d'Aosta Autonomous Region to acquire the interests held by other shareholders in this financial company.

The price for 100% of Finaosta was established at €187 million, and the transfer of the stake held by UniCredit (10.7%) allowed it to make a capital gain at the consolidated level of €9.7 million. The transfer was completed in March 2009.

SI Holding SpA
UniCredit, together with the main shareholders of Si Holding, including Intesa Sanpaolo (42.2% of the capital) and MPS (24.5%), closed this past June 26th on the transaction for the disposal of its interest in Si Holding (9.2% overall) to Istituto Centrale delle Banche Popolari Italiane (for 9.1%) and to Banca Mediolanum (for 0.1%), at an overall price for 100% of Si Holding of €150 million (subject to an increase depending on the increase in value of some assets and quantifiable at €34 million, to be paid by the end of this year).

The transaction made for a capital gain at the consolidated level of €15 million.

CARICESE Srl
In June, the Group sold 33.684% of CARICESE (out of the 33.687% held overall), collecting €3.65 million for a capital gain of €1.21 million; specifically, the subsidiaries UniCredit Corporate Banking, UniCredit Private Banking, UniCredit Banca, Banco di Sicilia, UniCredit Banca di Roma, Fineco Banca, UniCredit Family Financing Bank and Banca Agricola Commerciale RSM sold their own stakes in the company, while the Parent company remained a shareholder of CARICESE with an interest of 0.003%.

Abroad

BodeHewitt AG & Co. KG and BodeHewitt Beteiligungs AG
In June, HVB sold 72.25% of BodeHewitt AG & Co. KG and 72.25% of BodeHewitt Beteiligungs AG to Hewitt Associates, which already held 27.75% of the two companies, for the amount of €50 million.

The sale of the stakes held by HVB made for a capital gain at the consolidated level of €3 million.

Vereinsbank Victoria Bauspar AG
In May, HVB and Ergo Group signed a contract for the sale of the 70% and 30% stakes held respectively in Vereinsbank Victoria Bauspar to Wüstenrot & Württembergische AG, for an overall price of approximately €79 million for 100% of Vereinsbank Victoria Bauspar.

Following the recognition of this stake as an asset held for sale, a capital loss of approximately €12 million was recorded in H1. This transaction, which was finalized in July, did not entail any further impact on the income statement.

Schwäbische Bank AG e Invesco Real Estate GmbH

In the first half, HVB also sold the minority interest held in Schwäbische Bank (25.50%), a German general bank, and in Invesco Real Estate (24.90%), a company that offers real estate investment services and products to institutional customers, making an overall capital gain at the consolidated level of approximately €12.3 million.

Mastercard Inc.

During the year, several UniCredit Group companies sold shares held in Mastercard Inc., generating an overall capital gain at the consolidated level of approximately €16 million.

Bank BPH SA

In September, the Parent company accepted the takeover bid made by DRB Holding (GE Group) on the outstanding residual share of Bank BPH, contributing the entire equity interest held in the aforesaid Polish bank (5.13%).

Rationalization of the Group's real estate assets

Fondo Core Nord Ovest

In accordance with the objectives for rationalization of the Group's real estate assets, on September 29, 2009 URE contributed a portfolio of properties held by the Group to a closed real estate fund reserved for qualified investors, named Core Nord Ovest and managed by REAM SGR S.p.A. ("REAM"). URE subsequently sold the majority of the units issued on the basis of this contribution to qualified investors identified by REAM.

The contributed portfolio consisted of 13 valuable historic buildings (including the properties at Via XX Settembre in Turin, Via Dante in Genoa and Piazza Edison in Milan) with an overall contribution value of around €574 million, the acquisition of which was 60% financed by a pool of banks.

The fund will have a life of 15 years. The majority of the properties contributed to the fund will be subject to leasing contracts in favour of the Group with a term, according to the Group's specific needs, of 6 or 18 years, renewable for further 6-year periods, with characteristics that allow the Group the necessary flexibility in the management of its commercial network.

The sale of the majority of units to qualified investors identified by REAM, including Fondazione Cassa di Risparmio di Torino and the other banking Foundations holding shares in REAM, generated a capital gain relating to the portion sold in the third quarter of 2009, after deduction of taxes and transaction costs, of approximately €110 million.

Fondo Omicron Plus Immobiliare

On December 30, 2008, URE contributed a portfolio of 72 strategic properties with an overall value of approximately €800 million to Fondo Omicron Plus against the issuance of fund units. Some of these units were subsequently placed with qualified investors, while others were retained by URE itself.

In the third quarter of 2009, URE finalized the sale to qualified investors of the units held in Fondo Omicron Plus Immobiliare ("Fondo Omicron Plus"), managed by Fondi Immobiliari Italiani SGR S.p.A. ("Fimit"), In particular, on September 30th, 2009, URE finalized the sale of 3,200 of such units to a company affiliated to GIC Real Estate ("GIC RE"), the real estate division of the Government of Singapore Investment Corporation, for a total price of approximately €78 million.

The sale of units to GIC RE allowed URE to complete the sale of all units held in Fondo Omicron Plus following the contribution of December 2008, with a capital gain of around €163 million in 2009 (including around €131 million in the third quarter of 2009) after deduction of taxes and transaction costs, which is added to the approx. €282 million already achieved in 2008.

In addition, again within the scope of the rationalization of the Group's real estate assets, on September 30, 2009 URE contributed a further portfolio, consisting of 179 instrumental properties with an overall value of approximately €530 million, to Fondo Omicron Plus, on the basis of which new units have been issued. It is envisaged that these units may be placed with qualified investors identified by Fimit during the first half of 2010.

The properties forming the subject of the second contribution will be entirely let to Group companies through leasing contracts with a term of 18 years, renewable for further 6-year periods, with characteristics that allow the necessary flexibility in the management of the Group's commercial network.

Steps to Strengthen Capital

At the beginning of 2009, capital strengthening measures were taken that were approved by the Board of Directors in October 2008.

First, the capital increase approved by the Shareholders' Meeting on November 14, 2008 was implemented. From January 5 to 23 the new shares were offered to holders of UniCredit ordinary and savings shares in a ratio of 4 ordinary shares for every 55 shares held at a unit issuance price of €3.083 per share, with a share premium of €2.583.

At the end of this period, unexercised options were offered by UniCredit on the MTA of Borsa Italiana, but none were purchased. Pursuant to the security agreement entered into by Mediobanca with the obligation to underwrite a quantity of newly issued shares corresponding to the unexercised options, on February 23, 2009 Mediobanca underwrote 967,578,184 shares.

Thus, the capital increase of €2,997,370,834.21 was fully subscribed including €486,112,688.00 in share capital and €2,511,258,146.21 in share premium.

Nearly all the shares underwritten by Mediobanca were used to support the issuance of financial instruments (the so-called CASHES).

Subsequently on March 17, the Board of Directors passed a resolution to be submitted to the Shareholders' Meeting for a free increase in share capital pursuant to Article 2442 of the Civil Code by drawing on a special reserve established at the time of the approval of the allocation of profits for 2008.

On April 29 an extraordinary session of the Shareholders' Meeting approved a free capital increase with a nominal value of €1,218,815,136.50 with the issuance of 2,435,097,842 ordinary shares and 2,532,431 savings shares with a unit nominal value of €0.50 each. The resolution was recorded in the Company Register on May 11, and the shares were made available to entitled shareholders on May 21.

On June 23, pursuant to the powers granted by the Shareholders' Meeting held on May 12, 2006, the Board of Directors approved a capital increase with a nominal amount of €654,227.50 through the issuance of 1,308,455 ordinary shares to be allocated to the Group's management holding particularly significant positions connected with the achievement of the Group's overall goals. The resolution for the capital increase was recorded in the Company Register on June 30, 2009.

In order to improve the bank's ability to support the real economy with new permanent resources, on September 29, 2009 the Board of Directors unanimously approved a proposal for a dividend-paying capital increase in an amount of up to €4 billion including any share premium, which is intended to strengthen the Group's capital base.

The Extraordinary Shareholders' Meeting, which is scheduled to be held on November 16, 2009 will be asked to approve the capital increase through the issuance of ordinary shares with regular dividend entitlement, to be offered as options to holders of the company's ordinary and savings shares pursuant to Article 2441 of the Civil Code. The meeting will also be asked to grant the necessary powers to the Board of Directors to establish the procedures and timing of the capital increase, and in particular, to determine near the beginning of the public offering, the subscription price of the shares (including share premium), and then the number of shares to be issued and the related option allocation ratio.

Subsequent Events and Outlook

Subsequent Events

After September 30, 2009 (the reference date if this interim report on the Group), no significant events occurred such that the profit and capital situation given in the report would be liable to change.

Group Results (Continued)

Subsequent Events and Outlook (Continued)

Outlook

Despite the appearance of the first signs of economic recovery, European banks' profitability will continue to be under pressure in the coming months due to reduced income from intermediation and the worsening of credit quality. Net interest income will tend to be affected by shrinking volumes and a narrowing of bank spreads. A reduction in net interest income and the still quite high cost of risk will negatively affect profit growth in the current year. However, this will be to some extent offset by the expected recovery of non-interest income following the recent upsurge in the equity markets.

With regard to Central Eastern Europe (CEE), positive indications concerning the recovery of international demand lead us to think that - after the significant slowdown in almost all the region's economies seen in 2009 - growth in this area should resume its upward trend next year. Only in some of the countries most affected by the international crisis (the Baltic states, Hungary and the countries of the west Balkans) GDP growth could continue marginally negative in 2010. The CEE banking sector's profitability will improve sharply in 2010. In some markets, however, worsening credit quality will continue to affect profits in 2010 (non-performing loans are expected to peak in the first half-year). Thus, while some countries' banks - in Ukraine, Kazakhstan and the Baltic countries - will remain under pressure in 2010, other more solid economies - Poland, Turkey and the Czech Republic - will see an improvement in the outlook for their banks.

Given the continuing uncertainty of the markets, the Group will continue the strategies followed in 2009, first and foremost by strengthening its capital base as resolved by UniCredit's Board of Directors on September 29, 2009. Equally part of the strategy of reinforcing its position, the Group will continue to seek further efficiencies in its cost structure to offset in whole or in part any weaknesses arising from the continuance of the current crisis of the markets.

In the fourth quarter of 2009, as well as completing the actions initiated during the year, the Group will maintain vigilant risk monitoring while optimizing its return on capital invested and reaffirming its character as that of a universal bank committed to supporting households and companies.

Milan, November 10, 2009

THE BOARD OF DIRECTORS

Chairman
DIETER RAMPL

Managing Director/CEO
ALESSANDRO PROFUMO

[redacted]

Further Information

The consolidated interim report as at September 30, 2009, which is presented in reclassified or condensed form, was prepared under IFRS.

For consolidation purposes, the Accounts as at September 30, 2009 of the Parent Company and subsidiaries were used and were properly reclassified and adjusted to take into account consolidation requirements, and modified as necessary to bring them into line with Group accounting principles.

The quarter under review was considered as a separate period, and thus the income statement reflects the accrual principle by reporting ordinary and extraordinary events that occurred during the period.

In those cases in which the accounts did not fully reflect the reporting of items on an accruals basis, such as certain administrative expenses, the accounting figure was supplemented by estimates based on the budget.

All intercompany balance sheet and operating figures of a material amount were eliminated. All unreconciled amounts were posted to other assets or liabilities or to net other income/expenses, if not related to interests or commissions.

This quarterly report is not audited by the external auditors.

[redacted]

Declaration by the Nominated Official in charge of drawing up Company Accounts

The undersigned, Marina Natale, in her capacity as the nominated official in charge of drawing up UniCredit SpA's company accounts

DECLARES

as prescribed by §154bis, 2 of the Testo unico delle disposizioni in materia di intermediazione finanziaria [the "Single Financial Services Act"] that the Consolidated Interim Report at September 30, 2009 agrees with the documentary records, ledgers and accounting data.

Milan, November 10th, 2009

Nominated Official in charge
of drawing up Company Accounts

MARINA NATALE

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December 2009

At UniCredit Group we are aware that our business activities have an impact on the environment, and always factor environmental sustainability into our strategic decisions.

In 2009 the greenhouse gas emissions associated with the paper used for the publication of *2008 Consolidated Reports and Accounts and Sustainability Report have been offset by a contribution* to a biomass-fueled district heating plant in Italy (Valtellina).

The offsets for the 2008 Consolidated Reports and Accounts and Sustainability Report were executed in association with $AzzeroCO_2$

AzzeroCO2

Pictures

Cover, sorter pages

Courtesy Ferruccio Torboli (UniCredit Group)

Printed on certified recycled chlorine-free paper.

UniCredit Group

www.unicreditgroup.eu